

SEE | Sealed Air®

2023 Proxy Statement

SEE | Automation

We are in business to protect,
to solve critical packaging challenges,
and to make our world better than we find it.

CRYOVAC®   liquibox   prismiq SEE   Autobag®   BubbleWrap®   Sealed Air

SEE Chairman of the Board

Dear Fellow Stockholders:

The independent directors and I are pleased to invite you to attend the Annual Meeting of Stockholders of Sealed Air Corporation on May 18, 2023 at 8:00 a.m., Eastern daylight time. This year's Annual Meeting will again be virtual via live audio webcast to facilitate broad stockholder attendance and equal participation. Further details regarding our Annual Meeting and the business to be conducted are provided in the enclosed Notice of Annual Meeting of Stockholders and Proxy Statement.

As Chairman of the Board, I would like to thank you for the trust you have placed in us and in SEE. I am very pleased with the progress we have made to build long-term and sustainable shareholder value.

We continue to refresh our Board with new directors. We believe that strong corporate governance and oversight; high ethical standards; active engagement with company leadership; and a diverse board composition with a breadth of experience are critical to SEE becoming a world-class high quality growth company.

We encourage you to read our 2023 Proxy Statement, our 2022 Annual Report and other proxy materials. On behalf of the Board, we are incredibly optimistic about our future and thank you for your participation as a stockholder of SEE.



Henry R. Keizer
Chairman of the Board of Directors

SEE Chief Executive Officer

Dear Fellow Stockholders:

It is my pleasure to join Henry and our Board of Directors in inviting you to attend our Annual Meeting of Stockholders.

We are proud of SEE's transformation and our execution to deliver profitable growth despite challenging market conditions. We are guided by **our purpose - we are in business to protect, to solve critical packaging challenges, and to make our world better than we find it.** Our people are the key to our transformation as we nurture our caring, high performance growth culture.

As we accelerate into Reinvent SEE 2.0 to be a high-quality growth business, our SEE Operating Engine is becoming digitally driven. We are making bold market driven moves, investing in our people, automating our operations, creating sustainable value through automation, digital and sustainability packaging solutions.

We look forward to sharing more with you at our Annual Meeting. Thank you for choosing to invest in SEE.



Edward (Ted) L. Doheny II
President and Chief Executive Officer



Notice of Annual Meeting of Stockholders

Sealed Air Corporation, a Delaware corporation ("Sealed Air"), will hold its Annual Meeting of Stockholders (the "Annual Meeting") on May 18, 2023, at 8:00 a.m., Eastern daylight time. The Annual Meeting will again be conducted as a virtual meeting via live audio webcast. Each stockholder may participate in the Annual Meeting, including casting votes and submitting questions, by accessing the live audio webcast at *www.virtualshareholdermeeting.com/SEE2023* and then using the 16-digit control number provided on the Notice of Internet Availability of Proxy Materials or proxy card being delivered to the stockholder. Online check-in to the Annual Meeting webcast will begin at 7:45 a.m., Eastern daylight time, and stockholders are encouraged to allow ample time to log in to the meeting webcast and test their computer audio system. There will be no physical location for the Annual Meeting.

The purposes for the Annual Meeting are to consider and vote upon:

1. Election of each of the following nominees as Directors:

Elizabeth M. Adefioye	Zubaid Ahmad	Kevin C. Berryman
Françoise Colpron	Edward L. Doheny II	Clay M. Johnson
Henry R. Keizer	Harry A. Lawton III	Suzanne B. Rowland

2. Ratification of the appointment of PricewaterhouseCoopers LLP as Sealed Air's independent auditor for the year ending December 31, 2023

3. Approval, as an advisory vote, of 2022 executive compensation as disclosed in the attached Proxy Statement

4. Advisory vote on the frequency of future advisory votes on executive compensation

5. Such other matters as properly come before the Annual Meeting

The Board of Directors has fixed the close of business on March 20, 2023 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. Sealed Air is making available or mailing its 2022 Annual Report to all stockholders of record as of the record date. Additional copies of the 2022 Annual Report are available upon written request to the Corporate Secretary at Sealed Air Corporation, 2415 Cascade Pointe Boulevard, Charlotte, North Carolina 28208.

Because it is important that as many stockholders as possible be represented at the Annual Meeting, stockholders should review the attached Proxy Statement promptly and carefully and then vote. A stockholder may vote by following the instructions for voting set forth on the Notice of Internet Availability of Proxy Materials or proxy card. A stockholder who receives a paper copy of the proxy card by mail will also receive a postage-paid, addressed envelope that can be used to return the completed proxy card. A stockholder who joins the Annual Meeting may vote electronically at the Annual Meeting.

Sealed Air will maintain a list of stockholders of record as of the record date at Sealed Air's corporate headquarters, 2415 Cascade Pointe Boulevard, Charlotte, North Carolina, for a period of ten days prior to the Annual Meeting.

On behalf of the Board of Directors,

Angel S. Willis
Vice President, General Counsel and Secretary

Charlotte, North Carolina
April 6, 2023

Important Notice Regarding Availability of Proxy Materials for Annual Meeting on May 18, 2023:
Sealed Air's Notice of Annual Meeting of Stockholders, Proxy Statement and 2022 Annual Report
to Stockholders are available at *https://ir.sealedair.com/reports-filings/annual-meeting*.

Participation in the Virtual Annual Meeting

Date and Online Check-In Time	**Virtual Meeting Webcast Address**
May 18, 2023 7:45 a.m., EDT	www.virtualshareholdermeeting.com/SEE2023

The Board of Directors considers the appropriate format of our annual meeting of stockholders on an annual basis. This year the Board again chose a virtual meeting format for the Annual Meeting to facilitate broad stockholder attendance and equal participation, from any location around the world, at no cost. The virtual meeting format will allow our stockholders to engage with us at the Annual Meeting from any geographic location, using any convenient internet-connected devices, including smart phones and tablets, as well as laptop or desktop computers. We will be able to engage with all stockholders as opposed to just those who can afford to travel to an in-person meeting. The virtual format allows stockholders to submit questions and comments during the meeting.

The live audio webcast of the Annual Meeting will be available for listening by the general public, but participation in the Annual Meeting, including voting shares and submitting questions, will be limited to stockholders. To ensure they can participate, stockholders and proxyholders should visit **www.virtualshareholdermeeting.com/SEE2023 and enter the 16-digit control number** included on their Notice of Internet Availability of Proxy Materials or proxy card. If you wish to participate in the meeting and your shares are held in street name, you must obtain, from the broker, bank or other organization that holds your shares, the information required, including a 16-digit control number, in order for you to be able to participate in, and vote at, the Annual Meeting.

If you have any questions or concerns regarding meeting access or procedures prior to the Annual Meeting, please call: 1-704-503-8841 or send emails to **investor.relations@sealedair.com**. If you encounter any difficulties while accessing the virtual meeting during the check-in or meeting time, a technical assistance phone number will be made available on the virtual meeting registration page 15 minutes prior to the start time of the meeting.

Stockholders can vote their shares and submit questions via the Internet during the Annual Meeting by accessing the annual meeting website at *www.virtualshareholdermeeting.com/SEE2023*. Following adjournment of the formal business of the Annual Meeting, we will address appropriate questions from stockholders regarding Sealed Air in the order in which the questions are received. If we receive substantially similar questions, we will group those questions together and provide a single response to avoid repetition. Additional information regarding the submission of questions during the Annual Meeting can be found in our 2023 Annual Meeting Rules of Conduct and Procedure, available at *www.virtualshareholdermeeting.com/SEE2023*.

Sealed Air Corporation
2415 Cascade Pointe Boulevard
Charlotte, North Carolina 28208

Proxy Statement Dated April 6, 2023

2023 Annual Meeting of Stockholders

Sealed Air Corporation, a Delaware corporation, is furnishing this Proxy Statement and related proxy materials in connection with the solicitation by its Board of Directors of proxies to be voted at its 2023 Annual Meeting of Stockholders and any adjournments. Sealed Air Corporation is providing these materials to the holders of record of its common stock, par value $0.10 per share, as of the close of business on March 20, 2023 and is first making available or mailing the materials on or about April 6, 2023.

The Annual Meeting is scheduled to be held by webcast as follows:

Date	Thursday, May 18, 2023
Time	8:00 a.m., Eastern daylight time
Meeting Website Address	www.virtualshareholdermeeting.com/SEE2023

Your vote is important. Please see the detailed information that follows.

Contents

Cautionary Statement Regarding Forward-Looking Statements. Certain statements contained in this Proxy Statement are or may be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. We use words such as "anticipate," "believe, "expect," "future," "intend" "strive," "seek," "goal," "may," "will," "continue," "target" and similar expressions to identify forward-looking statements. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements other than purely historical information, including statements regarding our operating model and Reinvent SEE 2.0, future operation results, plans and strategies and our environmental, social and governance goals, including our Net Positive Circular Ecosystem approach, made in this document are forward-looking. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual outcomes and results may differ materially from those expressed in, or implied by, forward-looking statements due to a variety of factors, including the uncertainties and risks discussed in our 2022 Annual Report on Form 10-K and subsequent Securities and Exchange Commission ("SEC") filings. You should not place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update or revise any forward-looking statements.

Information Referenced in this Proxy Statement. Website references throughout this document are provided for convenience only, and the content of the referenced websites, including the content on our Company website, is not, and shall not be deemed to be, part of this Proxy Statement or incorporated into this Proxy Statement or into any of our other filings with the SEC.

2023 Proxy Summary

This summary highlights information about Sealed Air and the Annual Meeting. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. References in this Proxy Statement to "Sealed Air," "SEE," and "Company," and to "we," "us," "our" and similar terms, refer to Sealed Air Corporation.

Annual Meeting of Stockholders

Time and Date:	Meeting Webcast Address	Record Date
8:00 a.m., Eastern daylight time, on May 18, 2023	www.virtualshareholdermeeting.com/SEE2023	Close of business on March 20, 2023

Voting: Holders will be entitled to one vote at the Annual Meeting for each of the outstanding shares of our common stock they hold of record as of the record date.

Votes Eligible to be Cast: A total of 144,385,193 votes are eligible to be cast on each proposal at the Annual Meeting.

Annual Meeting Agenda

Proposal	Board Recommendation
1 **Election of Directors**	**For each nominee**
2 **Ratification of Appointment of Independent Auditor for 2023**	**For**
3 **Approval of 2022 Executive Compensation on an Advisory Basis**	**For**
4 **Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation**	**For an annual advisory vote**

How to Cast Your Vote

You can vote by any of the following methods:

Until 11:59 p.m., EDT, on May 17, 2023


Internet:
www.proxyvote.com


Telephone:
+1-800-454-8683 if you beneficially own shares held in "street name"
+1-800-690-6903 if you are the stockholder of record


By Mail:
Completed, signed and returned **proxy card**

At the Annual Meeting on May 18, 2023


Internet:
By joining the Annual Meeting at **www.virtualshareholdermeeting.com/SEE2023** if you are the stockholder of record or if you hold a proxy from the broker, bank or other nominee holding your shares in street name

If you participate in our 401(k) and Profit-Sharing Plan, you may use the proxy card to provide voting instructions to Fidelity Management Trust Company, as trustee, and your completed, signed card must be delivered to the trustee by 11:59 p.m., Eastern daylight time, on May 15, 2023.

FACT SHEET

 Sealed Air®

History

Seeking to create a textured wall covering, in 1957 Alfred W. Fielding and Marc Chavannes laminated two sheets of plastic together trapping air bubbles in between. Though it failed as home decor, the material proved useful as a protective packaging material for small parcel shipments. Fielding and Chavannes founded Sealed Air Corporation in 1960 with BUBBLE WRAP ® brand cushioning as the company's flagship product. In 1998, Sealed Air acquired the CRYOVAC ® brand food packaging business from W. R. Grace, which led to Sealed Air's emergence as one of the world's leading protective and specialty packaging company.

What We Do

Sealed Air designs and delivers packaging solutions that protect essential goods transported worldwide, safeguard food, enable e-commerce and digital connectivity, and help create a global supply chain that is touchless, safer, less wasteful, and more resilient.

Our Purpose

We are in business to protect, to solve critical packaging challenges, and to make our world better than we find it.

At A Glance*
*Excluding Liquibox



HQ
Charlotte, North Carolina, U.S.

120
Countries/Territories Served

~16.3K
Employees

97
Manufacturing Facilities

39
Packaging Design and Application Centers

4
Packaging Solutions Development and InnovationCenters

8
Equipment Design Centers

2,630
Patents and Pending Applications

$5.6B
2022 Revenue

Who We Are

We are a caring high growth culture of entrepreneurial innovators committed to solving the challenges of customers, stakeholders, and society. We leverage industry-leading expertise in research and development, engineering, advanced manufacturing, automation, materials science, and digital technologies.

Our Core Values



Integrity   Innovative

Determined   Collaborative

Our Brands

CRYOVAC® brand food packaging Materials, sustainable solutions, equipment, and technology to maintain food quality and safety, and minimize waste

BUBBLE WRAP® brand packaging Materials and equipment for items requiring blocking, bracing, cushioning, void fill, or surface protection throughout the shipping process

SEALED AIR® brand protective packaging Engineered protective packaging solutions that enable products to ship faster and arrive safer

AUTOBAG® brand automated systems Automated mailer systems, cartoning systems, and bagging equipment designed for high-productivity packaging

prismiq™ brand smart packaging & digital printing Fully integrated solutions that combine digital printing, design services, and smart packaging

Sustainability

At SEE, sustainability is integrated in our business strategy. We have introduced SEE's Net Positive Circular Ecosystem approach, which is about innovating to deliver new market-centric solutions to create environmental, social, and economic value through four strategic sustainability pillars:

- Accelerating Circular Value Chains
- Mitigating Climate Change
- Solving Customer Challenges
- Collaborating to Transform

Who We Serve

We provide packaging solutions to an array of end markets, including:

- Fresh proteins
- Foods
- Liquids & Fluids
- Medical
- Health care
- Industrials
- E-commerce
- Retail & Logistics
- Omnichannel fulfillment operations

 @Sealed_Air    @SealedAirCorp    Sealed Air Corporation    sealedair.com

 Sealed Air®

Our Purpose

We are in business to protect, to solve critical packaging challenges, and to make our world better than we find it.

We are a leading global provider of packaging solutions integrating sustainable, high-performance materials, automation, equipment, and services. SEE designs and delivers packaging solutions that preserve food, protect goods, automate packaging processes, and enable e-commerce and digital connectivity for packaged goods. Our packaging solutions are designed to help customers automate their operations to be increasingly touchless and more resilient, safer, less wasteful, and enhance brand engagement with consumers.

We deliver our packaging solutions to an array of end markets including fresh proteins, foods, fluids and liquids, medical and life science, e-commerce retail, logistics and omnichannel fulfillment operations, and industrials. We serve customers across 120 countries/territories directly and through a diversified distribution network. We aim to deliver savings to our customers and accelerate payback on their investments. We invest in technology and innovation that we believe will transform our industry toward a more sustainable future.

Our Vision

To become a world-class company partnering with our customers on automation, digital and sustainability packaging solutions

We are partnering with our customers to create an integrated value chain, connecting our operations and downstream customers and consumers with solutions fueled by Automation, Digital and Sustainability. This creates a powerful network enabling Sealed Air to solve our customers' greatest challenges by creating more transparent and efficient supply chains, reducing waste and product loss across the value chain, accelerating circularity through recovery and recycling, and enhancing the consumer experience with prismiq™ connected packaging.

Best Solutions, Right Price, Make them Sustainable

Eliminate Waste → Simplify the Process → Zero Harm → Digital & Touchless Automation


SEE Digital Service
Online with MySEE
Sustainability Traceability
Supply Chain
Organic Protein
Renewable Tray
Recycled Content
Unique Code for Every Package
SEE Automation

CRYOVAC liquibox prismiq Autobag BubbleWrap SealedAir

Our Strategy

Our strategy is focused on creating a customer packaging experience by advancing packaging solutions integrating SEE Automation, Digital, and Sustainability.

SEE caring high-performance people + digital culture.

We are bringing people together with a future that is more digitally connected. We prioritize our people and recognize the importance they play in realizing our vision and purpose. Through digital platforms, we are accelerating our efforts to retain, attract and motivate top talent, train our leadership teams, develop future leaders, shape a caring, high-performance organization and culture, and drive top benchmark employee engagement.

Creating SEE Touchless Automation™ experience.

With our SEE Automation™ solutions, we aim to solve our customers' automation needs while creating significant return on their investments through savings and increased productivity. We have focused on increasing our equipment offerings which help our customers automate packaging processes. In addition, through our SEE Operating Engine, we are automating our own operations to make them more sustainable and generate productivity savings.

Lead the industry with Digital transformation.

Our MySEE digital e-commerce platform is making doing business with SEE easier and more efficient. We are investing in automation and digital technologies that enhance performance, efficiency and monitoring in customers' and our own operations. During 2022, we introduced prismiq™, a digital packaging brand with a portfolio of solutions for design services, digital printing and connected packaging. Our digital packaging can enable traceability and deliver digital content. We continue to invest in digital printing to drive customer savings, generate demand and enhance brand image and shelf impact.

Sustainability is core to our business.

Sustainability is embedded in our purpose and vision. We have set ambitious environmental goals aimed to lead the industry towards a better future. We are designing high-performance packaging materials with recyclability in mind, to make sustainability more affordable, and to create a pathway for a circular economy. We are transforming our operations and our customers' operations with SEE Touchless Automation™ which enhances sustainability by improving efficiency, eliminating waste, simplifying processes, and creating a safer working environment.

Purpose driven capital allocation to create value to our shareholders and society.

Our capital allocation strategy fuels the SEE Operating Engine and is rooted in economic value add with the goal to drive profitable, above market organic growth, and attractive returns on invested capital. We invest through capital expenditures, research and development spend, acquisitions, and investments aligned with our strategy. SEE Ventures is embedded in our capital allocation strategy. Under SEE Ventures, we invest in entrepreneurial and disruptive technologies that present opportunities to accelerate innovation and increase speed to market. Dividends and share repurchases have been used to return capital to stockholders.

Sealed Air®

Continuously Reinventing Our SEE Operating Engine from Innovate to Solve

Since launching our Reinvent SEE business transformation in 2018, we have sought to transform how we innovate, buy, make and solve our customers' most critical packaging challenges. The capabilities, operational disciplines, and governance processes established through the Reinvent SEE business transformation are embedded in our on-going continuous improvement system, SEE Operating Engine, and demonstrating sustained results. Our Reinvent SEE goal-oriented behaviors are focused on the 4P'S^{SM}:

People + Digital: SEE Caring High-Performance Culture

Leveraging the power of operating as One SEE, driving productivity, swarming challenges and opportunities; creating a digital connection between people and the customer experience both internally and externally; rewarding value creation, executing talent strategies to develop, retain and attract top talent; focus on diversity, equity and inclusion (DEI) leadership and environmental, social, and governance (ESG) excellence.

Performance: World-Class

Outperform the markets we serve with our SEE Operating Engine; create customer references by offering the best service and being "at the table and online" with our customers; execute a purpose-driven capital allocation mindset to maximize value for shareholders and society.

Platforms: Best Solutions, Right Price, Make them Sustainable

Focus on leading solutions that generate customer savings; SEE Touchless Automation™—doing more with less by investing and working smarter; aiming to create significant customer savings.

Processes: SEE Operating Engine

Embed SEE Operating Engine into everything we do thereby eliminating waste, automating and simplifying processes, and removing people from harm's way.

Sustainability: Make Our World Better than We Find It

Drive environmental, social, and governance excellence by focusing on achieving goals that aim to make our world better than we find it. SEE is dedicating innovation, research and development resources to design or advance packaging materials to be recyclable or reusable and contain more recycled and or renewable content and has announced a goal to reach net-zero carbon dioxide emissions within our operations by 2040.

Reinvent SEE 2.0 World-Class Company Automation, Digital and Sustainability Solutions for Packaging

Beginning in 2023, the Reinvent SEE 2.0 initiative will accelerate our SEE Operating model and advance the next phase of our transformation. Reinvent SEE 2.0 will focus on:

- **Expanding Fluids & Liquids vertical leveraging Cryovac® and Liquibox competitive capabilities:** Combining highly complementary solutions within SEE's fast growing fluids & liquids business while generating strong synergies and accelerating innovation.

- **Accelerating Growth Platforms from Product to Customer First Solutions Approach:** Expand and grow our portfolio of automation solutions, advance our prismiq™ digital packaging and printing solutions and broaden and diversify with new sustainable innovations while expanding our digital e-commerce platform.

- **Automating & Digitizing the Global Network with SEE Touchless Automation:** Heightened focus on world-class operations, operating leverage, productivity, zero-harm and flawless quality in everything we do while making every customer a reference.

- **Fueling SEE Operating Engine/Model:** Focus on high-quality growth to grow faster than the markets we serve. Accelerate MySEE online transformation while simplifying and digitizing our organizational structure to reduce costs by $35-45M over the next 12 − 18 months and fortifying the balance sheet to withstand economic headwinds.

Reinvent SEE 2.0 Accelerating towards World-Class

As a result, we have raised our SEE Operating Model annual growth goals as set forth below.



Sales	5 to 7% growth
Earnings Adj. EBITDA	7 to 9% growth Operating Leverage[1] > 30%
Adj. EPS[2]	> 10% growth
Cash	> 90% FCF conversion[3] ROIC > WACC[4]

[1] Operating Leverage (Earnings / Growth) = YoY change in Earnings / YoY change in Sales

[2] Adj. EPS calculated using diluted weighted average number of shares outstanding

[3] FCF Conversion: Free Cash Flow / Adj Net Earnings

[4] ROIC means return on invested capital. WACC means weighted average cost of capital.

Adjusted EBITDA, Adjusted EPS and Free Cash Flow are non-U.S. GAAP Financial Measures. We have not provided the most directly comparable U.S. GAAP financial measures for these forward-looking measures, as the comparable U.S. GAAP financial measures are not available without unreasonable effort due to the high variability, complexity, and low visibility with respect to certain Special Items, including restructuring charges, adjustments in the valuation of our "SEE Ventures" portfolio (which may include debt, equity method, or equity investments), gains and losses related to acquisition and divestiture of businesses, the ultimate outcome of certain legal or tax proceedings, and other unusual gains and losses. These items are uncertain, depend on various factors, and could be material to our results computed in accordance with U.S. GAAP.

2022 Highlights

In 2022, we delivered strong sales and earnings, overcoming dramatic inflationary and supply challenges as we transformed to a world-class, digitally driven company automating sustainable packaging solutions. Our results are driven by our caring high-performance growth culture and SEE Operating Engine.

Net Sales	Net Earnings	Adj EBITDA*
$5.64B	**$491M**	**$1,210M**
+2% year over year	Flat year over year	+7% year over year

EPS	Adj EPS*	Cash Flow from Operations	Free Cash Flow*
$3.33	**$4.10**	**$613M**	**$376M**
+3% year over year	+15% year over year		

* Represents a non-GAAP financial measure. See Annex A for reconciliations of GAAP and non-GAAP financial measures.

SEE) | Sealed Air®

Environmental, Social and Governance Highlights

SEE Global Impact Report shows our priorities and progress including:

- Zero harm strategy for the well-being of our people, facilities and customers
- Leadership in Diversity, Equity and Inclusion
- Innovations and investments for sustainable solutions
- Advancement in our 2025 Sustainability and Materials Pledge
- Accelerated progress toward our Net Zero by 2040 commitment

Delivering SEE Net Positive Benefits

Our integrated solutions play a vital role in driving downstream benefits resulting in positive impacts for our customers and society. Our customers benefit from materials efficiency, productive packaging processes and more effective distribution of their products. And society benefits from essential packaging that enables access to fresh, safe, nutritious foods, with less waste and spoilage; prevents damage to products during transport, retailing, e-commerce delivery or storage; and allows recovery of materials after use, driving the circular economy for packaging materials. Our efforts to expand and accelerate SEE Net Positive ecosystem align under these strategic sustainability pillars.

Solving Customer Challenges

Using innovation and market-centric insights, SEE designs solutions to meet customer packaging needs and sustainability goals. We combine a diverse range of materials with a multitude of equipment types to produce solutions that minimize waste, reduce resource use, and maximize productivity. By integrating automation with digital processes, we provide customers with transparency into operational data and traceability of products, while enhancing overall sustainability benefits.

Mitigating Climate Change

For more than a decade, SEE has applied life cycle assessment methods to solutions to evaluate the impact of material sourcing, packaging design, and performance on customer operations and those downstream. By focusing on the GHG emissions of our solutions and the solution's ability to protect products, SEE is able to develop packaging that minimizes climate impacts, such as those associated with wasted or damaged products, enhances environmental sustainability, and delivers economic and societal benefits.

Accelerating Circular Value Chains

SEE is driving the packaging industry in creating circular value chains that prevent waste, enable recovery of materials, and reduce dependence on natural resources. By recovering and recycling materials after use, we enable circularity and lessen reliance on virgin materials. SEE is driving circularity demonstrations by bringing together customers, retailers, suppliers, and technology providers to advance the infrastructure needed to close recycling loops.


Customer Benefits
Delivers Performance
Minimal Material Use
Excellent Product Protection
Efficient Processes and Transport
Societal Benefits
Improves Quality of Life
Prevent Food Waste
Eliminate Product Damage
Ensure Product Safety
Ensure Flawless Quality
Enable Recovery / Reuse
Sustainable Solutions
Designed for Impact

Collaborating to Transform

Together with our suppliers, customers and retailers, SEE is designing and deploying solutions that meet goals, accelerate circularity, and reduce GHG emissions. We collaborate with leading organizations across the globe that bring supply chains together to address sustainability challenges and opportunities. Through our work with these organizations, we play a key role in driving awareness and progress. Working across value chains with shared goals produces benefits that contribute to SEE's net positive approach.

SEE Caring, High-Performance Culture

At SEE, we strive to create a caring, high-performance growth culture of entrepreneurial innovators committed to solving the challenges of customers, stakeholders, and society. We leverage industry-leading expertise in research and development, engineering, advanced manufacturing, automation, materials science, and digital technologies.

Culture Council Leading Transformation

In 2022, the Company's Culture Council continued to assist in leading our culture transformation, focusing expressly on four workstreams designed to further embed our caring, high-performance growth culture throughout our organization. These workstreams included:

Diversity, Equity and Inclusion: promoting a diverse, equitable, trusting and inclusive culture for all employees.

Operational Excellence: pursuing continuous improvement opportunities.

Learning & Leadership: nurturing a learning culture that thrives on personal growth and development, strengthening our capabilities to deliver world-class results.

Total Wellbeing and Experience: strengthening our people through total wellbeing, physical and mental health, social, career, financial and community impact.

Diversity, Equity and Inclusion Strengthening Our Culture

On our journey to world class, we are committed to creating a diverse workplace where each person feels valued and respected. Our individual, unique perspectives and inclusive culture will make our world better than we find it. It's our responsibility to help drive the change we want to see. We are pledging to:

✓ Build a more inclusive culture with our employees across the globe

✓ Increase gender diversity across employees globally to more than 30% by 2025

✓ Increase the representation of racial and ethnic minorities in our United States workforce to above 35% by 2025

✓ Lead with a senior leadership team that reflects the cultural diversity of our global footprint; and

✓ Champion equal pay for work of equal value across our organization

As of December 31, 2022, 25% of our global employee base are female and 35% of our U.S. workforce belong to racial and ethnic minority groups. Biannually, SEE conducts a global comprehensive pay equity analysis to identify compensation disparities by gender across the world and by ethnic and racial diversity within the U.S. Identified inequities are mitigated to close the gaps and compensation processes are evaluated for unintended bias and continuously improved to prevent future adverse impact.

Governance Best Practices

We operate on a strong governance foundation	✓ Annual election of all directors
	✓ Maintain the "Rooney Rule," which requires women and minority candidates to be included in the pools from which nominees for the Board are considered
	✓ Majority voting standard for director elections, with resignation policy
	✓ Eight of nine director nominees are independent, including the Chairman of the Board
	✓ Independent Audit, Nominating and Corporate Governance, and Organization and Compensation Committees
	✓ Oversight of environmental, social and governance matters assigned to the Nominating and Corporate Governance Committee
	✓ Oversight of matters relating to corporate culture, employee engagement, diversity, equity and inclusion assigned to the Organization and Compensation Committee
	✓ Robust risk oversight by the Board and its committees
	✓ Annual Board and committee self-evaluations
	✓ Regular executive sessions of independent directors
	✓ Mandatory retirement policy for directors
	✓ Proxy access rights
	✓ Stock ownership guidelines for directors and executives
	✓ Orientation for all new directors and ongoing director education programs

Pro-Active Stockholder Engagement

We regularly engage with current and prospective stockholders. In 2022 we reached out to stockholders representing approximately 74% of our outstanding shares, to engage on subjects such as long-term strategy, financial performance, acquisitions and divestitures, major trends and issues affecting the Company's businesses, industry dynamics, executive compensation, sustainability, and environmental, social and governance matters. See "Executive Compensation—Compensation Discussion and Analysis—2022 Say-on-Pay Vote & Stockholder Outreach" for more information regarding stockholder engagement efforts relating to our executive compensation program.

The Nominating and Corporate Governance Committee oversees the Company's stockholder engagement activities. The feedback received from our stockholder engagement efforts is communicated to and considered by the Board, and our engagement activities have produced valuable feedback that helps inform our decisions and our strategy, when appropriate.

Code of Conduct and Ethics as the Foundation of Our Culture

Our Code of Conduct was approved by the Board and applies to our directors, officers, employees, suppliers and other third-party business partners. Our employees are required to review the Code of Conduct annually and affirm their adherence in writing. Employees receive regular online education as part of enhanced global ethics and compliance programs. This training includes required and monitored courses for employees in specific roles based on associated risk and function. The topics of online courses include the Code of Conduct, anti-bribery, anti-corruption, conflicts of interest, workplace respect and others. The Integrity Committee, with executive and senior leader membership, oversees the Company's ethics and integrity programs. The Audit Committee regularly receives updates on matters relating to such programs.

Additional information on our environmental, social and governance efforts is available on our website at www.sealedair.com.

Proposal 1. Election of Directors

Nominees

We are asking stockholders to elect the following nine director nominees. Each of the nominees other than Clay M. Johnson currently serves as a director of Sealed Air. Information in the table is as of April 6, 2023.

	Name	Occupation	Director Since	Independent	Other Public Co. or Registered Investment Co. Boards
	Elizabeth M. Adefioye Age 55	Chief People Officer of Emerson Electric Co.	2022	✓	0
	Zubaid Ahmad Age 61	Founder and Managing Partner of Caravanserai Partners, LLC	2020	✓	0
	Kevin C. Berryman Age 64	President and Chief Financial Officer of Jacobs Solutions Inc.	July 2022	✓	0
	Françoise Colpron Age 52	Retired Group President, North America of Valeo SA	2019	✓	1
	Edward L. Doheny II Age 60	President and CEO of Sealed Air	2017		1
	Clay M. Johnson Age 52	Chief Digital and Technology Officer of Yum! Brands	Director Nominee	✓	0
	Henry R. Keizer Age 66	Retired Deputy Chairman and COO of KPMG	2017	✓	2
	Harry A. Lawton III Age 48	President and CEO of Tractor Supply Company	2019	✓	1
	Suzanne B. Rowland Age 61	Retired Group Vice President, Industrial Specialties, of Ashland Global Holdings, Inc.	2020	✓	1

Nominee Composition



Independence

88%

1

8

- ■ Independent
- ■ Non-independent

Gender Diversity

33%

3

6

- ■ Female
- ■ Male

Race & Ethnic Diversity

22%

2

7

- ■ US Ethnic Minority

Tenure

Average < 4 years

2

3

4

- ■ 0-2 years
- ■ 3-5 years
- ■ >5 years

Nominee Skills and Experience

		Adefioye	Ahmad	Berryman	Colpron	Doheny	Johnson	Keizer	Lawton	Rowland
	Executive Leadership	•	•	•	•	•	•	•	•	•
	Global Business	•	•	•	•	•	•	•	•	•
	Finance and Accounting		•	•		•		•	•	•
	Manufacturing and Industry Experience	•	•	•	•	•	•	•		•
	Environmental and Sustainability	•		•	•	•				•
	Strategic Planning	•	•	•	•	•	•	•	•	•
	Corporate Governance		•		•	•		•	•	•
	Risk Management	•	•	•	•	•	•	•	•	•
	Technology, Science and Innovation	•		•	•	•	•	•		•
	Human Resources	•	•		•	•		•		•

Sealed Air®

Proposal 2. Ratification of Appointment of Independent Auditor for 2023

We are asking stockholders to ratify the Audit Committee’s retention of PricewaterhouseCoopers LLP, an independent registered public accounting firm, as our independent auditor to examine and report on our consolidated financial statements and the effectiveness of our internal control over financial reporting for the fiscal year ending December 31, 2023.

Proposal 3. Approval of 2022 Executive Compensation on an Advisory Basis

We are asking for stockholder approval, on an advisory basis in accordance with SEC rules, of the 2022 compensation of our “named executive officers” as disclosed under “Executive Compensation” in this Proxy Statement in “—Compensation Discussion and Analysis” and the compensation tables and related narrative discussion.

2022 Executive Total Target Direct Compensation Mix*


CEO 2022
86%
At-Risk
Compensation
65%
Performance-based
All Other NEOs 2022
73%
At-Risk
Compensation
58%
Performance-based
Base Pay
Annual Incentive Plan (AIP)
Performance Shares (PSU)
Time-vested Restricted Stock (RSU)

* “Performance-Based” means AIP + PSU; At-risk means AIP+PSU+RSU

Key Elements of Our Executive Compensation Program

The following table summarizes the main components of our executive compensation program for our named executive officers.

Element	Form	Description	Period	Objectives		
Base Salary	**Cash**	Fixed, competitive pay based on scope, experience, and performance	One-Year	Appropriate level of market based fixed pay Assists with recruitment and retention		
Annual Incentive Plan (AIP)	**Cash**	Annual award based on company financial performance with 0%-200% payout[1]	One-Year	Company, business unit and individual goals may also be considered		
Long-Term Incentive (LTI)	**Performance Share Units (70%)**	100% at-risk, earned based on performance, typically over three-year period with 0%-250% payout	Three-year cliff vest	Rewards achievement of longer-term goals Creates direct connection between longer-term business success and financial reward	AT-RISK PAY	PERFORMANCE BASED
	Restricted Stock Units (30%)	Time-based restricted stock units	Vest in equal installments over three-years	Encourages retention and cultivates an ownership mentality		



[1] Eligible executives may elect payout in RSUs.

Under our executive compensation program, the Compensation Committee establishes each principal element of compensation for our NEOs—i.e., base salary, annual incentive targets and long-term incentive compensation targets—taking into account the median range based on data from peer companies (discussed in "Executive Compensation—Compensation Discussion and Analysis—Governance of Our Executive Compensation Program"). In deciding these compensation elements, the Compensation Committee also considers the collective performance of the executive leadership team with respect to certain key strategic and operational goals, including Sealed Air's ESG priorities. The Compensation Committee has not set any fixed relationship between the compensation of the CEO and that of any other NEO.

Key Compensation Policies and Practices

The Organization and Compensation Committee believes that our executive compensation program follows best practices aligned to long-term stockholder interests, as summarized below:

What We Do

✓	**Majority of Compensation is Performance-Based**	65% of total target direct compensation for CEO, and 58% of total target direct compensation for other NEOs, is performance-based
✓	**Performance Goals for Both Annual and Long-Term Awards**	Use multiple, balanced measures, including use of both absolute and relative measures for long-term awards
✓	**Stock Ownership Policy**	Multiple of base salary must be held in common stock — 6x for CEO and 3x for other NEOs; 50%-75% of after-tax shares must be held until ownership goal is met
✓	**Compensation Recoupment (Clawback) Policy**	Recovery of annual or long-term incentive compensation based on achievement of financial results that were subsequently restated due to error or misconduct, regardless of whether the NEO was responsible for the error or misconduct
✓	**Receive Advice from Independent Compensation Consultant**	Compensation consultant (Pearl Meyer) provides no other services to Sealed Air
✓	**Double-Trigger Vesting of Equity Compensation Upon a Change in Control**	Under our equity compensation plans, vesting following a change in control requires involuntary termination of employment

What We Don't Do

✗	**No Supplemental Executive Retirement Plans for NEOs**	Consistent with focus on performance-oriented environment; reasonable and competitive retirement programs offered
✗	**No Change in Control Excise Tax Gross-Ups**	Consistent with focus on performance-oriented environment and commitment to best practices aligned to long-term stockholder interests
✗	**No Excessive Perquisites or Severance Benefits**	Consistent with focus on performance-oriented environment and commitment to best practices aligned to long-term stockholder interests
✗	**No Hedging or Pledging of Company Stock**	Applies to all executive officers and directors

Proposal 4. Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

We are asking stockholders for an advisory vote, in accordance with SEC rules, on how frequently they would like to cast an advisory vote on the compensation of our named executive officers. We have been requesting advisory votes on executive compensation on an annual basis. SEC rules require that we submit this "say-on-frequency" vote to stockholders every six years.

Corporate Governance

Board of Directors Overview

Under our Bylaws and the Delaware General Corporation Law, our business and affairs are managed by or under the direction of the Board of Directors, which delegates some of its responsibilities to its Committees. The Nominating and Corporate Governance Committee of the Board periodically reviews the size of the Board to ensure that the number of directors most effectively supports our Company. We have a strong commitment to diversity of background and experience among our directors, as described below under "— Board Diversity" and "Proposal 1. Election of Directors — Director Qualifications."

Board Leadership Structure



Henry R. Keizer
Age: 66
Director Since: 2017
Occupation: Retired Deputy Chairman and Chief Operating Officer of KPMG

Henry R. Keizer was elected as the Chairman of the Board of Directors in 2022. The Chairman presides at meetings of the Board at which he or she is present and leads the Board in fulfilling its responsibilities as specified in the Bylaws. The Chairman has the right to call special and emergency meetings. The Chairman serves as the liaison for interested parties who request direct communications with the Board.

Notwithstanding the appointment of a Chairman, the Board considers all of its members responsible and accountable for oversight and guidance of its activities. All directors have the opportunity to request items to be included on the agendas of upcoming meetings.

The Board believes having an independent Chairman is beneficial because it ensures that management is subject to independent and objective oversight and the independent directors have an active voice in the governance of Sealed Air. The leadership structure is reviewed annually as part of the Board's self-assessment process, and changes may be made in the future to reflect the Board's composition as well as our needs and circumstances.

Independence of Directors

Under our Corporate Governance Guidelines adopted by the Board and the requirements of the New York Stock Exchange, or NYSE, the Board of Directors must consist of a majority of independent directors. The Board annually reviews the independence of all non-employee directors. The Board has established categorical standards consistent with the corporate governance standards of the NYSE to assist it in making determinations of the independence of Board members. We have posted a copy of our Standards for Director Independence on our website at *https://ir.sealedair.com/corporate-governance/highlights*. These categorical standards require that, to be independent, a director may not have any material relationship with Sealed Air. Even if a director meets all categorical standards for independence, the Board reviews other relationships with Sealed Air in order to conclude that each independent director has no material relationship with Sealed Air either directly or indirectly.

The Board has determined that the following director nominees are independent: Elizabeth M. Adefioye, Zubaid Ahmad, Kevin C. Berryman, Françoise Colpron, Clay M. Johnson, Henry R. Keizer, Harry A. Lawton III and Suzanne B. Rowland. The Board has also determined that Jerry R. Whitaker, who currently is a director but is not standing for re-election to the Board at the 2023 Annual Meeting, is independent, and that each of Michael P. Doss and Neil Lustig, who retired from the Board effective as of the 2022 Annual Meeting of Stockholders, was independent while he served as a director.

Board Oversight of Strategy

Oversight of Sealed Air's business strategy and planning is a key responsibility of the Board. The Board has dedicated one Board meeting each year to an in-depth review of Sealed Air's long-term strategic plan. The Board also regularly reviews strategy-related matters at other Board meetings throughout the year, such as key market trends, innovation and the competitive landscape. To monitor management's execution of Sealed Air's strategic goals, the Board receives regular updates and is actively engaged in dialogues with management.

Board Oversight of Sustainability and Environmental, Social and Governance (ESG) Matters

We recognize sustainability and ESG as strategic business imperatives at Sealed Air and have made them an integral part of our strategy and business. Recognizing the importance of these matters, the Board designated the Nominating and Corporate Governance Committee with the responsibility of overseeing our sustainability strategies and other matters concerning ESG and public policy issues affecting Sealed Air. The Board also designated the Organization and Compensation Committee with the responsibility of overseeing our workforce and people management strategies, including matters relating to corporate culture, employee engagement, and diversity, equity and inclusion in furtherance of our ESG related strategies.

The Board is highly engaged in assessing sustainability and ESG matters affecting Sealed Air. The Board and its committees regularly discuss Sealed Air's sustainability and ESG matters with management. In 2022, such discussions included matters related to corporate culture, sustainability and circular economy, carbon neutrality, climate and natural disaster responses, diversity, equity and inclusion, employee health and safety, materiality assessment, stakeholder engagement, community impact, as well as ESG reporting and governance.

For highlights of our ESG initiatives, see "2023 Proxy Summary—Environmental, Social and Governance Highlights."

Board Oversight of Risk

The Board of Directors is actively involved in oversight of risks that could affect Sealed Air. The Board has delegated oversight of certain specific risk areas to Committees of the Board. For example, the Audit Committee oversees cybersecurity risk management as well as our major financial risk exposures and the steps we have taken to monitor and control such exposures, while the Organization and Compensation Committee considers risks arising in connection with the design of the Company's compensation programs and succession planning. The risk oversight responsibility of each Board Committee is described in its committee charter available at *https://ir.sealedair.com/corporate-governance/committee-composition*. The Board as a whole, however, is responsible for oversight of our risk management processes and our enterprise risk management program. The Board regularly discusses risk management with management and among the directors during meetings.

Cybersecurity risk oversight is a top priority for the Board. While the Board has delegated the specific responsibility of cybersecurity risk oversight to the Audit Committee, the Board is actively involved in overseeing cybersecurity risk management, both through presentations given by management during Board meetings as well as regular reports from the Audit Committee on its cybersecurity risk oversight activities. Normally, management is scheduled to provide cybersecurity updates at one Board meeting and three Audit Committee meetings each year. Sealed Air maintains a security awareness program that includes annual mandatory training, frequent phishing simulations, and acknowledgment of information security and acceptable use policies. Furthermore, individuals supporting the information security program are required to hold certifications demonstrating proficiency in the support of relevant technologies and controls.

Board Diversity

Our Board is committed to seeking director candidates to achieve a mix of directors that enhances the diversity of background, skills and experience on the Board, including with respect to age, gender, international background, race, ethnicity and specialized experience.

We emphasize our longstanding commitment to Board diversity by maintaining the "Rooney Rule," under which the Board is committed to seeking out qualified diverse candidates, including women and minority candidates, to include in the pools from which nominees for the Board are considered.

Since 2019, we have added three new female directors and two new ethnic minority directors to the Board. Our director nominees represent 33% in gender diversity and 22% in race and ethnic diversity.

Board Meetings, Committee Membership and Attendance

The Board generally holds four regular meetings per year and meets on other occasions when circumstances require. Directors spend additional time preparing for Board and Committee meetings, and we may call upon directors for advice between meetings. We encourage our directors to attend director education programs.

Under our Corporate Governance Guidelines, we expect directors to regularly attend meetings of the Board and of all Committees on which they serve and to review the materials sent to them in advance of those meetings. We also expect nominees for election at each annual meeting of stockholders to attend the annual meeting. All of our directors who were then serving as director attended the 2022 Annual Meeting of Stockholders.

Our Corporate Governance Guidelines provide that the Board will meet regularly in executive session without management in attendance. The Chairman of the Board presides at each executive session. The Chairman's designee or the chair of the Nominating and Corporate Governance Committee serves as the presiding director if the Chairman of the Board is unable to serve.

During 2022 the Board held seven meetings. Each current director attended at least 88% of the aggregate number of meetings of the Board and all committees of the Board on which he or she served during 2022.

Board Committees and Membership

The Board maintains an Audit Committee, a Nominating and Corporate Governance Committee, and an Organization and Compensation Committee. The members of these Committees consist only of independent directors. The Board also maintains an Executive Committee, which is comprised of the Chairman of the Board serving as chair of the Executive Committee, the CEO and the chairs of the other standing Committees. The Executive Committee may act on behalf of the Board when convening a meeting of the full Board is impractical. The Executive Committee did not meet in 2022.

The Board has adopted charters for each of the Committees, which are reviewed annually by the Committees and the Board. The Committee charters are available on our website at *https://ir.sealedair.com/corporate-governance/committee-composition*.

Audit Committee **10 Meetings in 2022**



Zubaid Ahmad
Chair

Members:
Kevin C. Berryman
Harry A. Lawton III
Suzanne B. Rowland

The Board has determined that each member of the Audit Committee is independent, as defined in the listing standards of the NYSE, and is financially literate. The Board has also determined that each of Messrs. Ahmad and Berryman is an audit committee financial expert in accordance with the standards of the SEC. No director is eligible to serve on the Audit Committee if that director simultaneously serves on the audit committees of more than two other public companies.

The Audit Committee is responsible for:

- our internal control system, including information technology security and control

- our public reporting processes

- the performance of our internal audit function

- the annual independent audit of our consolidated financial statements and related disclosure

- the quality and integrity of our consolidated financial statements

- our legal and regulatory compliance

- the retention, performance, qualifications, rotation of personnel, and independence of our independent auditor

- related person transactions involving Sealed Air and members of the Board and executive officers

Our independent auditor is ultimately accountable to the Audit Committee. The Audit Committee has the ultimate authority and responsibility to select, evaluate, approve terms of retention and compensation of, and, where appropriate, replace the independent auditor. The Audit Committee evaluates the performance of our independent auditor and interviews and has direct involvement in the selection of the lead audit partner in connection with the mandated rotation of such position.

Nominating and Corporate Governance Committee   **14 Meetings in 2022**



Jerry R. Whitaker
Chair

Members:
Zubaid Ahmad
Françoise Colpron
Suzanne B. Rowland

The Board has determined that each current member of the Nominating and Corporate Governance Committee is independent, as defined in the listing standards of the NYSE.

The Nominating and Corporate Governance Committee is responsible for:

- identifying individuals qualified to become Board members, consistent with criteria approved by the Board, recommending to the Board director nominees for the next annual meeting of stockholders and filling vacancies or newly-created directorships at other times

- providing oversight of the corporate governance affairs of the Board and Sealed Air, including developing and recommending to the Board the Corporate Governance Guidelines

- assisting the Board in overseeing Sealed Air's sustainability strategies and other material matters concerning environmental, social and governance and public policy issues affecting Sealed Air

- assisting the Board in evaluating the Board and its Committees

- recommending to the Board the compensation of non-employee directors

The Nominating and Corporate Governance Committee has the sole authority to engage consulting or search firms to identify director candidates or evaluate director compensation matters.

The Nominating and Corporate Governance Committee will consider director nominees recommended by our stockholders in accordance with our Policy and Procedure for Stockholder Recommendations for Nominations to the Board adopted by the Committee and approved by the Board, a copy of which is posted on our website at https://ir.sealedair.com/corporate-governance/highlights.

Recommendations should be submitted to our Corporate Secretary in writing at Sealed Air Corporation, 2415 Cascade Pointe Boulevard, Charlotte, North Carolina 28208, along with additional required information about the nominee and the stockholder making the recommendation. Information on qualifications for nominations to the Board and procedures for stockholder nominations to the Board is included below under "Proposal 1. Election of Directors—Director Qualifications" and "—Identifying and Evaluating Nominees for Directors."

Organization and Compensation Committee

6 Meetings in 2022



Françoise Colpron
Chair

Members:
Elizabeth M. Adefioye
Harry A. Lawton III
Jerry R. Whitaker

The Board has determined that each current member of the Organization and Compensation Committee, or the Compensation Committee, is independent, as defined in the listing standards of the NYSE.

The Compensation Committee is responsible for:

• compensation of the executive officers

• stockholder review and action regarding executive compensation matters

• performance review of our CEO and executive management

• succession planning

• Sealed Air-sponsored incentive compensation plans, equity-based plans and tax-qualified retirement plans

• workforce and people management strategies, including matters relating to corporate culture, employee engagement, and diversity, equity and inclusion in furtherance of the Company's environmental, social and governance-related strategies

The Compensation Committee oversees and provides strategic direction to management with respect to our executive compensation plans and programs. The Compensation Committee reviews our CEO's performance and compensation with the other non-employee directors. Based on that review, the Compensation Committee evaluates the performance of our CEO and makes all compensation decisions for our CEO. The Compensation Committee may also recommend certain CEO compensation decisions to the Board for further approval by the non-employee members of the Board. The Compensation Committee also reviews and approves the compensation of the other executive officers. The Compensation Committee makes most decisions regarding changes in salaries and bonuses during the first quarter of the year based on company and individual performance during the prior year, as well as relevant commercially available proxy and survey data of peer group companies and companies of comparable size. The Compensation Committee also has authority to grant equity compensation awards under our 2014 Omnibus Incentive Plan, as amended and restated effective May 18, 2021 (the "2014 Incentive Plan"). This award authority has been delegated on a limited basis for awards to employees who are not subject to the requirements of Section 16 of the Securities Exchange Act of 1934 to the Equity Award Committee, comprised of our CEO.

Compensation Committee Interlocks and Insider Participation

Each of Ms. Adefioye, Ms. Colpron, Mr. Lawton and Mr. Whitaker, as well as Messrs. Doss and Lustig, who retired from the Board effective as of the 2022 Annual Meeting of Stockholders, served on the Compensation Committee during 2022. During 2022 none of the members of the Compensation Committee was an officer or employee of Sealed Air or any of its subsidiaries, and no executive officer of Sealed Air served on the board of directors of any entity whose executive officers included a director of Sealed Air.

Board and Committee Evaluations

The Board and each committee annually conduct a self-evaluation to review and assess the overall effectiveness of the Board, each committee and the directors, including with respect to strategic oversight, board structure and operation, interactions with and evaluation of management, governance policies and committee structure and composition. The process includes detailed written surveys as well as individual, private meetings between each director and the Chairman. Committee self-assessments of performance are shared with the full Board. The Nominating and Corporate Governance Committee also reviews the Corporate Governance Guidelines each year in light of changing conditions and shareholders' interests and recommends appropriate changes to the Board for consideration and approval. Matters with respect to Board composition, the nomination of directors, Board processes and topics addressed at Board and committee meetings are also considered as part of our self-assessment process. As appropriate, these assessments result in updates or changes to our practices as well as commitments to continue existing practices that our directors believe contribute positively to the effective functioning of our Board and its committees.

Hedging Policy

Under our Corporate Governance Guidelines and other policies, all Sealed Air Corporation directors, executive officers and certain other key executives are prohibited from hedging and speculative trading of Sealed Air securities. They may not purchase or sell puts, calls, options or other derivative securities based on Sealed Air securities and may not enter hedging or monetization transactions such as zero-based collars and forward sale contracts, in which the holder continues to own the underlying security without all the risks or rewards of ownership. In addition, other than permitted loans from our 401(k) plan, such persons may not purchase Sealed Air securities on margin or borrow against any account in which Sealed Air securities are held, subject, in the case of executive officers and other key executives, to exceptions as may be granted by the Organization and Compensation Committee.

Corporate Governance Materials

The Board of Directors has adopted and operates under Corporate Governance Guidelines that reflect our current governance practices in accordance with applicable statutory and regulatory requirements, including those of the SEC and the NYSE. The Corporate Governance Guidelines are available on our website at *https://ir.sealedair.com/ corporate-governance/highlights.*

In addition to our Corporate Governance Guidelines, other information relating to corporate governance at Sealed Air is available on our website at *https://ir.sealedair.com/corporate-governance/highlights,* including our: (i) Bylaws; (ii) Code of Conduct applicable to all directors, officers and employees of Sealed Air and its subsidiaries; (iii) Code of Ethics for Senior Financial Executives; (iv) Related-Person Transactions Policy and Procedures; (v) Standards for Director Independence; (vi) Qualifications for Nomination to the Board; and (vii) Policy and Procedure for Stockholder Recommendations for Nominations to the Board; and (viii) Stock Ownership Guidelines for Executive Officers.

Communicating with Directors

Stockholders and other interested parties may communicate directly with the non-management directors of the Board of Directors by writing to

Non-Management Directors
c/o Corporate Secretary at Sealed Air Corporation
2415 Cascade Pointe Boulevard
Charlotte, North Carolina 28208

or by sending an email to *directors@sealedair.com*. In either case, the Chairman of the Board will be notified of all such correspondence as appropriate and will communicate with the other directors as appropriate about the correspondence. We have posted information on how to communicate with the non-management directors on our website at *https://ir.sealedair.com/corporate-governance/contact-the-board*.

Certain Relationships and Related-Person Transactions

Under our Corporate Governance Guidelines, the Board of Directors reviews any relationships or transactions that might constitute a conflict of interest for a director. Under its charter, the Audit Committee reviews and, if appropriate, approves conflicts of interest or potential conflicts of interest involving our senior financial executives, as well as oversees the investigation of and acts, or recommends action of the Board, on any other violations or potential violations of our Code of Conduct or Code of Ethics for Senior Financial Executives by executive officers.

The Board has adopted a Related-Person Transactions Policy and Procedures, which we refer to below as the Related-Person Policy. The current Related-Person Policy is posted on Sealed Air's website at *https://ir.sealedair.com/corporate-governance/highlights*. The Related-Person Policy provides for the review of all relationships and transactions in which Sealed Air and any of its executive officers, directors and five-percent stockholders or their immediate family members are participants to determine whether to approve or ratify such relationships or transactions, as well as whether such relationships or transactions might affect a director's independence or must be disclosed in our Proxy Statement. All such transactions or relationships are covered if the aggregate amount may exceed $120,000 in a calendar year and the person involved has a direct or indirect interest other than solely as a director or a less than 10 percent beneficial ownership interest in another entity. The Related-Person Policy includes a list of certain types of pre-approved relationships and transactions. Determinations whether to approve or ratify any other relationship or transaction are based on the terms of the transaction, the importance of the relationship or transaction to Sealed Air, whether the relationship or transaction could impair the independence of a non-employee director, and whether the relationship or transaction would present an improper conflict of interest for any director or executive officer of Sealed Air, among other factors. Information on relationships and transactions is requested in connection with annual questionnaires completed by each of our executive officers and directors.

Under the Related-Person Policy, the Audit Committee has the responsibility to review and, if appropriate, approve or ratify all relationships and transactions covered under the Related-Person Policy, although the Board has delegated to the chair of the Audit Committee and to our CEO the authority to approve or ratify specified transactions. In making determinations under the Related-Person Policy, the Audit Committee shall consult with the Nominating and Corporate Governance Committee as it deems appropriate. No director can participate in any discussion or approval of a relationship or transaction involving himself or herself (or one of his or her immediate family members). The Related-Person Policy provides that if material information about a previously reviewed transaction changes, our management must convey such information to the Audit Committee at its next meeting. In addition, if management becomes aware of a transaction that should have been reviewed under the Related-Person Policy, management must report the information to the Audit Committee promptly, and the Audit Committee will review the transaction in accordance with the Related-Party Policy and evaluate all options, including approving, ratifying, amending, terminating or rescinding such transaction. There were no related-person transactions that were referred to the Audit Committee in 2022.

Director Compensation

During 2022 annual compensation for non-employee directors consisted of the following components: annual or interim retainers paid at least 50% in shares of common stock; committee fees paid in cash; and other fees for special assignments or director education programs paid in cash. A director may defer payment of annual or interim retainers until retirement from the Board of Directors, as described below. The following table shows the total compensation for non-employee directors during 2022:

Director	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
Elizabeth M. Adefioye	124,167	163,413	287,580
Zubaid Ahmad*	28,750	240,022	268,772
Kevin C. Berryman	5,000	220,047	225,047
Françoise Colpron*	138,125	140,044	278,169
Michael P. Doss**	2,500	—	2,500
Henry R. Keizer* †	176,125	224,008	400,133
Harry A. Lawton III	117,500	140,044	257,544
Neil Lustig*, **	6,250	—	6,250
Suzanne B. Rowland	117,500	140,044	257,544
Jerry R. Whitaker* †	118,750	140,044	258,794

* Chair of committee during 2022.

** Retired from the Board as of our 2022 Annual Meeting of Stockholders.

† Chairman of the Board during 2022.

[1] The amounts shown consist of cash compensation paid in 2022. Cash compensation paid to Ms. Colpron and Mr. Keizer included $10,000 and $4,000, respectively, for attending director education programs, as described below under "Other Fees and Arrangements".

[2] The amounts shown represent the aggregate grant date fair value of stock awards granted in 2022 in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or FASB ASC Topic 718, for the stock portion of the annual retainers for 2022 under the 2014 Incentive Plan, described below under "Board Retainers" and "Form and Payment of Retainers." For additional information, refer to Note 21, "Stockholders' (Deficit) Equity" of Notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022. Mr. Ahmad, Mr. Berryman, Ms. Rowland and Mr. Whitaker received stock units under the Deferred Compensation Plan described below. All other directors listed in the table received shares of common stock. The number of shares or stock units paid was determined by dividing the amount of the annual retainer or interim retainer, as applicable, so paid by the closing price of a share of common stock on (a) in the case of the annual retainer, May 26, 2022, the date of the 2022 Annual Meeting of Stockholders, at which meeting all of the non-employee directors were elected, (b) in the case of the interim retainer paid to Ms. Adefioye in respect of service on the Board prior to the 2022 Annual Meeting of Stockholders, March 31, 2022, the date she was appointed to the Board, and (c) in the case of the interim retainer paid to Mr. Berryman, July 6, 2022, the date he was appointed to the Board, in each case, rounding up to the nearest whole share. In addition, Mr. Ahmad elected to have the cash portion of his annual retainer paid in stock units, with the number of stock units similarly determined by dividing the amount of his annual retainer by the closing price of a share of common stock on May 26, 2022. All shares and stock units paid as all or part of annual retainers in 2022 are fully vested. Directors are credited with dividend equivalents on stock units, as described under "Deferred Compensation Plan" below, which are not included in the table above.

Director Compensation Processes

Our director compensation program is intended to enhance our ability to motivate, retain and attract non-employee directors of exceptional ability and to promote the common interest of directors and stockholders in enhancing the value of our common stock.

The Board of Directors reviews director compensation at least annually based on recommendations by the Nominating and Corporate Governance Committee.

Independent Non-Employee Director Compensation Consultant

The Nominating and Corporate Governance Committee has engaged Pearl Meyer & Partners LLC, or Pearl Meyer, as consultants for director compensation. The Nominating and Corporate Governance Committee and the Board base their determinations on director compensation on recommendations from Pearl Meyer, commercially available survey data related to general industry director compensation trends at companies of comparable size and our peer group companies, as well as other relevant factors. Pearl Meyer also served as the independent consultant to the Compensation Committee on executive compensation.

Board Retainers

Under the 2014 Incentive Plan, each non-employee director who is elected at an annual meeting of stockholders receives an annual retainer for serving as a director. The Board sets the amount of the annual retainer prior to the annual meeting based on the recommendation of the Nominating and Corporate Governance Committee.

The 2014 Incentive Plan gives the Board the flexibility to set annual retainers based on a fixed number of shares of common stock, a fixed amount of cash, or a combination of shares of common stock and cash. For 2022, the Nominating and Corporate Governance Committee recommended and the Board approved 2022 annual retainers in the amount of (a) $224,000 payable in shares of common stock and $160,000 payable in cash (or in shares of common stock at the election of the Chairman of the Board) for the independent Chairman of the Board, and (b) $140,000 payable in shares of common stock and $100,000 payable in cash (or in shares of common stock at the election of each director) for each other non-employee director.

For 2022, the chair of the Audit Committee received an annual fee of $25,000, and other members of the Audit Committee received annual fees of $10,000. The chair of the Nominating and Corporate Governance Committee received an annual fee of $15,000, and other members of the Nominating and Corporate Governance Committee received annual fees of $7,500. The chair of the Compensation Committee received an annual fee of $20,000, and other members of the Compensation Committee received annual fees of $10,000. Committee fees are paid quarterly in cash for each quarter served.

A non-employee director who is elected other than at an annual meeting is entitled to an interim retainer on the date of election. The interim retainer is a pro rata portion of the annual retainer to reflect less than a full year of service.

Form and Payment of Retainers

We pay at least half of each annual or interim retainer in shares of common stock or deferred stock units and the remainder in cash, except that each non-employee director may elect, prior to becoming entitled to the retainer, to receive the entire retainer in shares of common stock. For any portion of an annual or interim retainer denominated in cash but paid in shares of common stock, we calculate the number of shares of common stock to be issued by dividing the amount payable in shares of common stock by the fair market value per share. With respect to an annual retainer, the fair market value per share is the closing price of the common stock on the annual meeting date or, if no sales occurred on that date, the closing price on the most recent prior day on which a sale occurred. The number of shares issued as all or part of an interim retainer is determined based on the closing price of the common stock on the date of the director's appointment to the Board of Directors or, if no sales occurred on that date, the closing price on the most recent prior day on which a sale occurred. If any calculation would result in a fractional share of common stock being issued, then we round the number of shares to be issued up to the nearest whole share.

We issue shares of common stock in payment of the stock portion of a retainer to the non-employee director promptly after he or she becomes entitled to receive it. We pay the cash portion of an annual retainer in a single payment shortly after the end of the calendar quarter during which the director is elected. We pay the cash portion of an interim retainer shortly after the end of the calendar quarter in which the non-employee director is elected, except that if the non-employee director is elected between April 1 and the next annual meeting of stockholders, then we pay the cash portion of the interim retainer shortly after the non-employee director is elected.

Deferred Compensation Plan

A non-employee director may defer all or part of the director's annual retainer until the director retires from the Board. Each non-employee director may first elect to defer the stock portion of the annual retainer. If a non-employee director makes that election, he or she may also elect to defer the cash portion of the annual retainer.

A director receives stock units for his or her deferred stock, which will be converted to shares of our common stock following the director's retirement from the Board. Directors are credited with dividend equivalents on their stock units, which are automatically converted into additional full or fractional stock units. Such stock units may not be transferred by a director and do not have voting rights.

We credit deferred cash to an unfunded cash account that earns interest quarterly at the prime rate less 50 basis points until paid. During 2022 none of the non-employee directors who participated in the Deferred Compensation Plan for Directors received above market earnings on his or her deferred cash or stock units.

A non-employee director may elect to receive the balances in his or her stock and cash accounts in a single payment or in five annual installments following retirement.

Restrictions on Transfer

A non-employee director may not sell, transfer or encumber his or her retainer shares while serving on the Board, except that a non-employee director may make gifts of such shares to family members or to trusts or other forms of indirect ownership so long as the non-employee director remains as a beneficial owner of the shares while the non-employee director remains a director of Sealed Air. The director has voting rights in respect of the retainer shares. The restrictions on the disposition of retainer shares terminate upon the occurrence of specified events related to a change in control of Sealed Air.

Other Fees and Arrangements

During 2022 non-employee directors who attended director education programs received a fee of $2,000 per day. All directors are entitled to reimbursement for expenses incurred in connection with Board service, including attending Board or Committee meetings as well as director education programs. We pay these fees and reimbursements in cash; these payments are not eligible for deferral under the Deferred Compensation Plan for Directors described above.

2023 Director Compensation

In late 2022, based on the advice of Pearl Meyer, the Nominating and Corporate Governance Committee recommended, and the Board approved, 2023 annual retainers in the amount of (a) for the independent Chairman of the Board, $260,000 payable in shares of common stock and $179,000 payable in cash (or in shares of common stock at the election of the Chairman of the Board), and (b) for each other non-employee director, $160,000 payable in shares of common stock and $110,000 payable in cash (or in shares of common stock at the election of each director). In addition, based on the advice of Pearl Meyer, the Nominating and Corporate Governance Committee recommended, and the Board approved, annual fees for service as the chair or a member of each of the Audit, Nominating and Corporate Governance, and Organization and Compensation Committees consistent with the annual fees for 2022, except that non-chair members of the Audit Committee will receive annual fees of $13,500, and non-chair members of the Nominating and Corporate Governance Committee will receive annual fees of $8,500.

Director Stock Ownership Guidelines

In order to align the interests of directors and stockholders, we believe that our directors should have a significant financial stake in Sealed Air. To further that goal, we maintain stock ownership guidelines for non-employee directors. The current stock ownership guidelines for non-employee directors, which are part of our Corporate Governance Guidelines, specify that non-employee directors hold shares of common stock and stock units under our Deferred Compensation Plan for Directors equal in aggregate value to five times the amount of the annual retainer payable in cash, which (a) for 2022 equaled $800,000 for the Chairman of the Board and $500,000 for other directors, (b) for 2023 equal $895,000 for the Chairman of the Board and $550,000 for other directors. The directors have five years following first election to achieve the guidelines. In the event of an increase in the amount of the annual retainer payable in cash, directors serving when the increase is approved by the Board of Directors have two years after such approval to achieve the increased guideline. As of March 20, 2023, all directors met the stock ownership guidelines for 2022, other than Ms. Adefioye, Mr. Ahmad, Mr. Berryman and Ms. Rowland, who are within the initial five-year period allowed under the policy.

Proposal 1. Election of Directors

The Board has designated as nominees for election as directors the nine persons named below. Jerry R. Whitaker, who currently is a director, is not standing for re-election. As a result, he will step down from the Board effective at the Annual Meeting.

Each of the director nominees other than Clay M. Johnson currently serves as a director of Sealed Air. Mr. Johnson, who is being nominated for initial election as a director at the 2023 Annual Meeting, was identified by a third party search firm hired by the Nominating and Corporate Governance Committee and was nominated for election by the Board following evaluation and recommendation by the Nominating and Corporate Governance Committee. Kevin C. Berryman, who was appointed to the Board in July 2022, also initially was identified by a third-party search firm hired by the Nominating and Corporate Governance Committee and was appointed to the Board following evaluation and recommendation by the Nominating and Corporate Governance Committee. All other nominees were elected by stockholders at our 2022 Annual Meeting of Stockholders. Each nominee presented below was recommended by the Nominating and Corporate Governance Committee and nominated by the Board. Each director elected at the Annual Meeting will serve until our 2024 Annual Meeting of Stockholders or until a successor is duly elected and qualified. Each director nominee has consented to being named in the Proxy Statement and to serving as a director, if elected.

Shares that are voted as recommended by the Board will be voted in favor of the election as directors of the nominees named below. If any nominee becomes unavailable for any reason or if a vacancy should occur before the election, which we do not anticipate, the shares represented by a duly completed proxy may be voted for a substitute nominee designated by the Board, unless the Board chooses to reduce its size.

The Board of Directors recommends a vote "FOR" each of the nine nominees for election as directors.

Director Qualifications

The Board has adopted Qualifications for Nomination to the Board, a copy of which is posted on our website at *https://ir.sealedair.com/corporate-governance/highlights*. The Qualifications provide that, in selecting directors, the Board of Directors should seek to achieve a mix of directors that enhances the diversity of background, skills and experience on the Board, including with respect to age, gender, international background, race, ethnicity and specialized experience. Directors should have relevant expertise and experience and be able to offer advice and guidance to our CEO based on that expertise and experience.

Also, a majority of directors should be independent under applicable NYSE listing standards, Board and Committee guidelines, and applicable laws and regulations. Each director is also expected to:

- be of the highest ethical character and share the values of Sealed Air as reflected in its Code of Conduct;

- be highly accomplished in his or her field, with superior credentials and recognition;

- have sound business judgment, be able to work effectively with others, have sufficient time to devote to our affairs, and be free from conflicts of interest; and

- be independent of any particular constituency and able to represent all of our stockholders.

The Board has determined that, as a whole, it must have the right mix of characteristics, skills and diversity to provide effective oversight of Sealed Air. In connection with the Board's annual self-assessment process, it reviews the diversity of skills and characteristics needed by the Board in its oversight of Sealed Air, as well as the effectiveness of the diverse mix of skills and experience. As part of the review process, the Board considers the skill areas represented on the Board, those skill areas represented by directors expected to retire or leave the Board in the near future, and recommendations of directors regarding skills that could improve the ability of the Board to carry out its responsibilities.

Identifying and Evaluating Nominees for Directors

When the Board or its Nominating and Corporate Governance Committee has identified the need to add a new director with specific qualifications or to fill a vacancy on the Board, the chair of the Nominating and Corporate Governance Committee will initiate a search to identify candidates who meet the Company's "Qualifications for Nomination to the Board." Such search may include seeking input from other directors and senior management, reviewing any candidates that the Nominating and Corporate Governance Committee has previously identified, and, if necessary, hiring an external search firm.

The Board is committed to a policy of inclusiveness, and, as such, the Nominating and Corporate Governance Committee, in performing its responsibilities to review director candidates and recommend candidates to the Board for election, considers in each search diversity of age, gender, international background, race, ethnicity and specialized experience, in addition to the other criteria set forth above under "—Director Qualifications" and such other factors as the Nominating and Corporate Governance Committee deems appropriate.

We emphasize our longstanding commitment to Board diversity by maintaining the "Rooney Rule," under which the Board is committed to seeking out qualified diverse candidates, including women and minority candidates, to include in the pools from which nominees for the Board are considered, invited for interviews and ultimately offered the opportunity to be appointed to the Board or stand for election to the Board.

Our director searches are conducted consistent with these priorities, and search firms with which we work are instructed accordingly.

The Nominating and Corporate Governance Committee will identify the initial list of candidates who satisfy the above criteria and otherwise qualify for membership on the Board. At least one member of the Nominating and Corporate Governance Committee (preferably the chair) and our Chairman of the Board and Chief Executive Officer will interview each qualified candidate; other directors will also interview the candidate if practicable. Based on a satisfactory outcome of those interviews, the Nominating and Corporate Governance Committee will make its recommendation on the candidate to the Board.

Our Bylaws include a procedure that stockholders must follow in order to nominate a person for election as a director at an annual meeting of stockholders, other than a nomination submitted by a stockholder to the Nominating and Corporate Governance Committee in accordance with our Policy and Procedure for Stockholder Nominations to the Board, as described above under "Corporate Governance—Nominating and Corporate Governance Committee." The Bylaws require that timely notice of the nomination in proper written form, including all required information, be provided to the Corporate Secretary of Sealed Air. A copy of our Amended and Restated Bylaws is posted on our website at *https://ir.sealedair.com/corporate-governance/highlights.*

Information Concerning Nominees

The information appearing in the following table sets forth, as of April 6, 2023, for each nominee for election as a director:

- The nominee's business experience for at least the past five years;

- The year in which the nominee first became a director of Sealed Air;

- The nominee's age;

- Directorships held by each nominee presently and at any time during the past five years at any public company or registered investment company; and

- The reasons the Board of Directors concluded that the nominee should serve as one of our directors in light of our business and structure.

There are no family relationships among any of our directors, nominees for director and executive officers.

Nominees for Election as Directors



Director Since
2022

Age
55

Committees
Organization and Compensation

Elizabeth M. Adefioye

Ms. Adefioye has served as Chief People Officer of Emerson Electric Co. since November 2021, where she leads a newly consolidated human resources function, including accountability for culture, employee experience, end-to-end talent management, diversity, equity and inclusion, acquisition integration, organization development and effectiveness, total rewards and digital HR. Prior to joining Emerson Electric Co., Ms. Adefioye was Senior Vice President and Chief Human Resources Officer of Ingredion Incorporated, a global ingredients solutions provider, from March 2018 to October 2021, and Vice President Human Resources, North America and Global Specialties of Ingredion, from September 2016 to March 2018. She also held previous HR leadership roles at Johnson & Johnson, Novartis Consumer Health and Medtronic.

Ms. Adefioye earned her Bachelor of Science degree in chemistry from Lagos State University and Post Graduate degree in Human Resources from University of Westminster. In 2022, Ms. Adefioye was recognized by *Savoy* as one of the '2022 Most Influential Black Executives in Corporate America' and in 2021 she was named to the 'Elite 100 Extraordinary Black Women' changing the face of Corporate America for her role in leading complex transformations by addressing systemic racism in the workplace, building morale through innovative programs and sustaining profitable bottom lines. She was also recognized among the '2019 Most Powerful Women in Corporate America' by *Black Enterprise* and was a 2018 recipient of the 'Women Worth Watching Awards' by Profiles in *Diversity Journal*.

Ms. Adefioye brings to Sealed Air her extensive experience and global perspective as a human resources leader and business partner. Her ability to drive culture and business transformation greatly benefits Sealed Air.



Director Since
2020

Age
61

Committees
Audit (Chair)

Nominating and Corporate
Governance

Executive

Zubaid Ahmad

Mr. Ahmad is the Founder and Managing Partner of Caravanserai Partners LLC, a merchant banking boutique focused on M&A and sovereign advisory, strategic capital raising, and private equity transactions, which he established in 2017. Previously, Mr. Ahmad served at Citigroup Inc., where he was Vice Chairman, Institutional Clients Group, since joining the firm in 2010, and held a number of senior leadership roles, including Co-Head of Global Asset Managers group, Global Head of Sovereign Wealth Funds group, and Chief Operating Officer of the Global Corporate and Investment Banking division. Before Citigroup, Mr. Ahmad held senior roles at J.P. Morgan and Credit Suisse, among other firms. Since 2017, he also served as a Senior Advisor to a number of asset management firms, including Actis, an emerging markets focused alternative asset firm, Muzinich & Co., a corporate credit manager, and CPP Investments, a global investment organization that invests the assets of Canada Pension Plan.

Mr. Ahmad received a Bachelor of Science degree in business administration from Georgetown University and a Master of Business Administration degree from Harvard University.

Mr. Ahmad brings nearly 40 years of global experience in corporate and investment banking, having served corporate, asset management and government clients. His strong background in financial and investment markets, underpinned by his understanding of finance and accounting, as well as his work experience across a large number of countries in both developed and emerging economies, are of great value to the Board.



Director Since
July 2022

Age
64

Committees
Audit

Kevin C. Berryman

Mr. Berryman has served as the President and Chief Financial Officer for Jacobs Solutions Inc., a global professional services company that designs and deploys technology-centric solutions to solve complex challenges, since December 2014. Mr. Berryman's responsibilities include all aspects of corporate finance, including accounting, investor relations, strategy, mergers and acquisitions, global business services, tax, information technology and real estate functions. In addition, he oversees internal audit and enterprise business services. Mr. Berryman serves as Executive Sponsor for PlanBeyond, Jacobs' global sustainable business strategy, and represents Jacobs as a founding member of the United Nations Global Compact CFO Coalition for the Sustainable Development Goals (SDGs). Previously, Mr. Berryman was EVP and CFO at International Flavors and Fragrances Inc., an S&P 500 company and global creator of flavors and fragrances used in a wide variety of consumer products from May 2009 to December 2014. Prior to that he worked at Nestlé for 25 years where he held various financial and operational roles including Treasury, M&A, Strategic Planning and CFO of Nestlé's largest acquisition, Ralston Purina.

Mr. Berryman holds a Bachelor of Arts degree in economics from Occidental College and a Master of Business Administration degree in finance from The University of California, Los Angeles, where he serves as a board member for the Center for Global Management. Mr. Berryman also is a member of the board of PA Consulting Group, a private consulting group.

Mr. Berryman has 40 years of professional experience in strategy, finance and operations. His financial leadership and experience in successful business transformations greatly benefit the Board.



Director Since
2019

Age
52

Committees
Nominating and Corporate Governance

Organization and Compensation (Chair)

Executive

Françoise Colpron

Ms. Colpron most recently served as Group President, North America of Valeo SA, a global automotive supplier, from 2008 to 2022, where she was responsible for the activities of the group in the United States, Mexico and Canada. She joined Valeo in 1998 in the legal department and had several roles, first as Legal Director for the Climate Control branch in Paris, and then as General Counsel for North and South America from 2005 to 2015. Before joining Valeo, Ms. Colpron began her career as a lawyer at Ogilvy Renault in Montreal, Canada (now part of the Norton Rose Group). Ms. Colpron's global business experience includes prior work assignments in Europe, Asia and North America.

Ms. Colpron currently serves as a director of Celestica Inc, a corporation organized in Ontario, Canada, that delivers innovative supply chain solutions globally, where she serves on the audit, the nominating and corporate governance and the human resources and compensation committees.

Ms. Colpron earned a Civil Law degree in 1992 from the University of Montreal, Canada. She was admitted to the Quebec bar in 1993 and to the Michigan bar in 2005. In 2020, Ms. Colpron was recognized by Automotive News as one of the "100 Leading Women in the North American Auto Industry" and, in 2016, by Crain's Detroit Business as one of the "100 Most Influential Women in Michigan," a list that includes leaders in business, academia, nonprofits and public policy. Ms. Colpron was inducted into the French Légion d'Honneur in 2015.

Ms. Colpron's international background as well as her extensive business and legal experience bring great value to the Board.

Sealed Air®



Director Since
2017

Age
60

Committee
Executive

Edward (Ted) L. Doheny II

Mr. Doheny is the President and Chief Executive Officer of Sealed Air. Mr. Doheny joined Sealed Air as Chief Operating Officer and CEO-Designate and a director in September 2017. He became President and CEO effective January 1, 2018. Mr. Doheny previously served at Joy Global Inc. since 2006, where he was President and Chief Executive Officer and a director from December 2013 through May 2017. Prior to joining Joy Global, Mr. Doheny had a 21-year career with Ingersoll-Rand Co., where he held a series of senior executive positions of increasing responsibility, including President of Industrial Technologies from 2003 to 2005 and President of the Air Solutions Group from 2000 to 2003.

Mr. Doheny currently serves as a director of Eastman Chemical Corporation, where he serves on the audit, the finance and the environmental, safety and sustainability committees. From 2012 to 2019, Mr. Doheny served as a director of John Bean Technologies Corporation, where he served on the compensation and the nominating and governance committees.

Mr. Doheny earned a Bachelor of Science degree in engineering from Cornell University and a Master of Science degree in Management from Purdue University's Krannert School of Management. Mr. Doheny serves on the Board of the Alliance to End Plastic Waste and the executive committee of the National Association of Manufacturers.

Mr. Doheny brings more than 30 years of experience leading global manufacturers of highly mechanized equipment and systems, including a keen focus on solutions, service and operational excellence and a proven ability to drive profitable innovation-based growth strategies.



Director Nominee

Age
52

Clay M. Johnson

Mr. Johnson has served as Chief Digital and Technology Officer of Yum! Brands, a restaurant conglomerate that includes brands such as KFC, Pizza Hut, Taco Bell, and The Habit Burger Grill since October 2019. In his role, Mr. Johnson oversees the company's global technology strategy, partners with the brands to create best-in-class digital journeys and leads cross-brand efforts to accelerate the company's digital commerce strategy.

Prior to joining Yum! Brands, from January 2017 to October 2019, Mr. Johnson was Chief Information Officer and Executive Vice President, Global Business Services at Walmart, Inc., where he was responsible for leading the company's enterprise information technology strategy, services, operations and cybersecurity. From July 2014 to January 2017, Mr. Johnson served as Chief Information Officer, Vice President and Corporate Officer at General Electric's GE Power business where he had responsibility for information technology, cybersecurity, data and digital transformation. Mr. Johnson previously held multiple leadership roles at The Boeing Company, Dell Technologies Inc., Nortel Networks, FedEx Corporation and the United States Coast Guard.

Mr. Johnson earned his Bachelor of Science in computer science and engineering and Master of Business Administration from the University of Texas.

Mr. Johnson's extensive experience and knowledge as an executive in digital and automation, information technology and cybersecurity are valuable resources to the Board.



Director Since
2017
Chairman of the Board of
Directors

Age
66

Committees
Ex Officio, Non-Voting
Member of Audit, Nominating
and Corporate Governance,
and Organization and
Compensation Committees

Executive (Chair)

Henry R. Keizer

Mr. Keizer formerly served as Deputy Chairman and Chief Operating Officer of KPMG, the U.S.-based and largest individual member firm of KPMG International, or KPMGI, a role from which he retired in December 2012. KPMGI is a professional services organization that provides audit, tax and advisory services in 152 countries. Mr. Keizer previously held a number of key leadership positions throughout his 35 years at KPMG, including Global Head of Audit from 2006 to 2010 and U.S. Vice Chairman of Audit from 2005 to 2010.

Mr. Keizer is a director of GrafTech International Ltd., where he serves as a member of the audit committee and the nominating and corporate governance committee. He is a trustee and chair of the audit committee of the BlackRock Multi-Asset Fund Complex. He previously served as Chairman of the Board of Hertz Global Holdings, Inc., where he also chaired the audit committee and served on the financing committee and the nominating and governance committee, until June 2021; as a director and audit committee chair of WABCO Holdings Inc. until May 2020; as a director of MUFG Americas Holdings, Inc. and MUFG Union Bank, a financial and bank holding company until 2016; and as a director of Montpelier Re Holdings, Ltd., a global property and casualty reinsurance company until July 2015. Mr. Keizer was also a director of the American Institute of Certified Public Accountants from 2008 to 2011.

Mr. Keizer holds a Bachelor's degree in Accounting, summa cum laude, from Montclair State University, New Jersey.

Mr. Keizer has significant governance management, operating and leadership skills gained as Deputy Chairman and Chief Operating Officer of KPMG and as a director of multiple public and private companies. Mr. Keizer, a certified public accountant, has extensive knowledge and understanding of financial accounting and internal controls over financial reporting. Mr. Keizer also has over four decades of diverse industry perspective gained through advising companies engaged in manufacturing, banking, insurance, consumer products, retail, technology and energy, providing him with perspective on the issues facing major companies and the evolving global business environment.

Mr. Keizer's extensive leadership experience at KPMG provides the Board with expertise in risk management and oversight over our domestic and international operations.



Director Since
2019

Age
48

Committees
Audit

Organization and
Compensation

Harry A. Lawton III

Mr. Lawton has served as President and CEO and as a director of Tractor Supply Company since January 2020. Mr. Lawton previously served as President of Macy's, Inc., from September 2017 to December 2019. As President of Macy's, Mr. Lawton was responsible for all aspects of the Macy's brand, including merchandising, marketing, stores, operations, technology, and consumer insights and analytics. Previously, Mr. Lawton was senior vice president of eBay North America since April 2015. In that role, Mr. Lawton oversaw all aspects of eBay's Americas business unit, including marketing, merchandising, operations, business selling, consumer selling, and advertising, as well as global responsibility for shipping, payments, risk, and trust. Prior to joining eBay, Mr. Lawton spent 10 years in various leadership roles at Home Depot, where he most recently was senior vice president for merchandising. Mr. Lawton also served as President, Online, and in that role, he was responsible for accelerating the growth of Home Depot's Internet business. Prior to that, Mr. Lawton was an associate principal at McKinsey & Co., providing strategic advice to executive teams in consumer-packaged goods and manufacturing industries.

Mr. Lawton previously served on the board of Buffalo Wild Wings, Inc. He currently serves on the board of the National Retail Federation and the corporate advisory board for The University of Virginia's Darden School of Business. He is also a member of the Business Roundtable. Mr. Lawton holds a Master of Business Administration degree from the University of Virginia and dual Bachelor's degrees in Chemical Engineering, and Pulp and Paper Technology from North Carolina State University.

Mr. Lawton's education, business management experience and knowledge of the e-commerce and retail industries greatly benefit Sealed Air.



Director Since
2020

Age
61

Committees
Audit

Nominating and Corporate Governance

Suzanne B. Rowland

Ms. Rowland is the former Group Vice President, Industrial Specialties, at Ashland Global Holdings, Inc., a position she held from June 2016 through March 2019 during the final phase of Ashland's transformation from a holding company to a specialty chemicals company. Prior to joining Ashland, Ms. Rowland held senior executive positions at Tyco International including Vice President and General Manager, Fire Products and Vice President, Business Excellence, Flow Control. Previously, she worked at Rohm and Haas for over 20 years, where she served in senior executive roles including Vice President, Procurement and Vice President & Global Business Director, Adhesives.

Ms. Rowland currently serves on the board of James Hardie Industries, plc., where she serves on the audit and compensation committees. Ms. Rowland previously served on the board of SPX Flow, Inc. from 2018 to April 2022, where she was chair of the compensation and human capital management committee and a member of the audit committee and nominating, governance and sustainability committee. Ms. Rowland also served on the board of L.B. Foster Company from 2008 to December 2022 and was the chair of the nomination and governance committee.

Ms. Rowland received a Bachelor of Science degree in chemical engineering from the University of Pennsylvania and a Master of Science degree in business studies from the London Business School.

Ms. Rowland's extensive operational and leadership experience in global industrial material and equipment markets provides valuable insight into strategic and operational issues for Sealed Air. Her experience and knowledge of lean principles, strategic sourcing, mergers and acquisitions, and corporate governance are also beneficial assets to the Board.

Nominee Composition



Independence

88%

1
8

- Independent
- Non-independent

Gender Diversity

33%

3
6

- Female
- Male

Race & Ethnic Diversity

22%

2
7

- US Ethnic Minority

Tenure

Average < 4 years

2
3
4

- 0-2 years
- 3-5 years
- >5 years

Nominee Skills and Experience

	Adefioye	Ahmad	Berryman	Colpron	Doheny	Johnson	Keizer	Lawton	Rowland
Executive Leadership	•	•	•	•	•	•	•	•	•
Global Business	•	•	•	•	•	•	•	•	•
Finance and Accounting		•	•		•		•	•	•
Manufacturing and Industry Experience	•	•	•	•	•	•	•		•
Environmental and Sustainability	•		•	•	•				•
Strategic Planning	•	•	•	•	•	•	•	•	•
Corporate Governance		•		•	•		•	•	•
Risk Management	•	•	•	•	•	•	•	•	•
Technology, Science and Innovation	•		•	•	•	•	•		•
Human Resources	•	•		•	•		•		•

Beneficial Ownership Table

The following table sets forth, as of the record date of March 20, 2023 (or as otherwise indicated), the number of outstanding shares and the percentage of common stock beneficially owned:

- by each person known to us to be the beneficial owner of more than five percent of the then-outstanding shares of common stock;
- directly or indirectly by each current director, nominee for election as a director, and named executive officer who is included in "Executive Compensation—Executive Compensation Tables—2022 Summary Compensation Table"; and
- directly or indirectly by all of our current directors and executive officers as a group.

The number of shares of common stock owned by each person is determined under the rules of the SEC. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within sixty days after the record date of March 20, 2023, or May 19, 2023, through the conversion of a security or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such power with a family member, with respect to the shares set forth in the following table. The inclusion in this table of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares for any other purpose.

Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Outstanding Shares of Common Stock
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	21,808,721 [1]	15.10%
The Vanguard Group 100 Vanguard Blvd Malvern, PA 19355	16,761,290 [2]	11.61%
T. Rowe Price Investment Management, Inc. 100 E. Pratt Street Baltimore, MD 21202	10,770,131 [3]	7.46%
Elizabeth M. Adefioye	2,579	*
Zubaid Ahmad	1,200 [4]	*
Kevin C. Berryman	0 [4]	*
Emile Z. Chammas	226,318 [5, 7]	*
Françoise Colpron	11,907	*
Clay M. Johnson	0	*
Edward L. Doheny II	501,305 [5, 6, 7]	*
Henry R. Keizer	20,763	*
Harry A. Lawton III	14,570	*
Sergio Pupkin	49,383 [5, 7]	*
Suzanne B. Rowland	0 [4]	*
Christopher J. Stephens, Jr.	17,638 [5, 7]	*
Jannick Thomsen	3,955 [5, 7]	*
Jerry R. Whitaker	10,521 [4, 8]	*
All current directors, director nominees and executive officers as a group (19 persons)	952,737 [9]	*

* Less than 1%.

[1] The ownership information set forth in the table is based on information contained in a Schedule 13G/A, filed with the SEC on January 27, 2023 by BlackRock, Inc., with respect to ownership of shares of common stock, which indicated that BlackRock, Inc. (including certain of its subsidiaries, none of which beneficially owned more than 5% of Sealed Air common stock) had sole voting power with respect to 20,427,539 shares and sole dispositive power with respect to 21,808,721 shares.

2 The ownership information set forth in the table is based on information contained in a Schedule 13G/A, filed with the SEC on February 9, 2023 by The Vanguard Group, with respect to ownership of shares of common stock, which indicated that The Vanguard Group had shared voting power with respect to 193,999 shares, sole dispositive power with respect to 16,269,349 shares and shared dispositive power with respect to 491,941 shares.

3 The ownership information set forth in the table is based on information contained in a Schedule 13G, filed with the SEC on February 14, 2023 by T. Rowe Price Investment Management, Inc., with respect to ownership of shares of common stock, which indicated that T. Rowe Price Investment Management, Inc. had sole voting power with respect to 4,380,900 shares and sole dispositive power with respect to 10,770,131 shares.

4 The number of shares of common stock listed in the table does not include 66,356 stock units held in the stock accounts of the non-employee directors under our Deferred Compensation Plan for Directors. Each stock unit represents one share of common stock. Holders of stock units cannot vote the shares represented by the units or transfer such units; see "Director Compensation—Deferred Compensation Plan" above. The stock units so held by non-employee directors are as follows:

Zubaid Ahmad	11,296
Kevin C. Berryman	3,798
Suzanne B. Rowland	9,201
Jerry R. Whitaker	42,061
Total	66,356

5 This figure does not include restricted stock units awarded under the 2014 Omnibus Incentive Plan. The number of such restricted stock units held by the named executive officers and by the current directors, director nominees and executive officers as a group are as follows:

Emile Z. Chammas	17,326
Edward L. Doheny II	79,169
Sergio Pupkin	12,719
Christopher J. Stephens, Jr.	17,804
Jannick Thomsen	19,563
Current directors, director nominees and executive officers as a group	178,807

6 This figure does not include restricted stock units in the form of stock leverage opportunity awards. Under our Annual Incentive Plan, eligible executive officers have the opportunity to designate a portion of their annual bonus to be received as SLO awards. The SLO Program was sunset to new participants in 2019. For 2022, Mr. Doheny was the only eligible executive officer to make an SLO election. The numbers of such restricted stock units held by the named executive officers and by the current directors, director nominees and executive officers as a group are as follows:

Edward L. Doheny II	70,086
Current directors, director nominees and executive officers as a group	70,086

7 This figure includes shares of common stock held under our 401(k) and Profit-Sharing Plan with respect to which our executive officers individually and as a group may, by virtue of their participation in the plan, be deemed to be beneficial owners. The approximate numbers of share equivalents held by the named executive officers and by the current directors, director nominees and executive officers as a group under the plan are as follows:

Emile Z. Chammas	5,568
Edward L. Doheny II	2,200
Sergio Pupkin	2,327
Christopher J. Stephens, Jr.	566
Jannick Thomsen	323
Current directors, director nominees and executive officers as a group	20,088

8 The number of shares of common stock listed for Mr. Whitaker includes 3,000 shares for which he shares voting and investment power with a family member.

9 This figure includes, without duplication, the outstanding shares of common stock referred to in Notes 7 and 8 above held by our current directors, director nominees and executive officers, and does not include stock units referred to in Notes 4, 5 and 6 above held by our current directors, director nominees and executive officers.

The address of all individuals listed above is c/o Sealed Air Corporation, 2415 Cascade Pointe Boulevard, Charlotte, North Carolina 28208.

Executive Compensation

Compensation Discussion and Analysis

Our Compensation Discussion and Analysis, or CD&A, provides information on the goals and objectives of our executive compensation program including Sealed Air's executive compensation philosophy, which focuses on incentivizing high-performance and sustainable value creation by aligning the interests of our Company, executives, and stockholders.

Our Named Executive Officers for 2022

This CD&A discusses the specific compensation paid during fiscal year 2022 to the five executives shown below. We refer to these individuals as our "named executive officers" or "NEOs."

Name	Title (As of December 31, 2022)
Edward L.Doheny II	President and Chief Executive Officer
Christopher J. Stephens, Jr.	Senior Vice President, Chief Financial Officer
Emile Z. Chammas	Senior Vice President, Chief Operating Officer
Jannick Thomsen	Vice President, Chief People & Digital Officer
Sergio Pupkin	Senior Vice President, Chief Growth & Stategy Officer

Our CD&A includes five parts:

2022 Summary of Business and Performance Results

Key Business Accomplishments in 2022

In 2022, we delivered strong sales and earnings, overcoming dramatic inflationary and supply challenges as we transform to a world class company partnering with our customers on automation, digital and sustainability packaging solutions. Our results are driven by our caring high-performance growth culture—powered by our people and the SEE Operating Engine.

Key 2022 Compensation Actions, Decisions and Results

Stockholder Outreach

We reached out to stockholders representing approximately 74% of total shares outstanding to discuss our business, strategy, and perspectives on our executive compensation program and 2022 compensation decisions. In general, the stockholders we engaged with supported the design of our executive compensation program that reflects a pay for performance philosophy—which prioritizes sustainable value creation for our stockholders and drives rewards across our organization. *See* "2022 Say-on-Pay Vote & Stockholder Outreach" below for more information.

ESG Embedded in our Strategy and Linked to Executive Compensation

ESG is core to Sealed Air's purpose, vision, and strategy. In setting compensation levels, including target award opportunities, and determining actual incentive award payouts, the Compensation Committee considers the collective performance of the executive leadership team with respect to certain key strategic and operational goals, including Sealed Air's ESG priorities. The Committee recognizes that performance against these goals is a key part of SEE's long-term value proposition to stockholders—which is why in February 2023, the Compensation Committee approved a purpose-driven ESG performance share units (or PSUs) award as part of our long-term incentive compensation program to certain executives, including the NEOs. Additional details on this incentive are provided on page 59. *See* "Environmental, Social and Governance Highlights" earlier in this proxy statement for more details.

2022 Incentive Compensation Payouts

Our financial performance drove the payouts for our 2022 annual incentive compensation awards and 2020-2022 Performance Share Units (PSUs):

2022 Annual Incentive Plan Results



Performance Metrics	Threshold (50%)	Target (100%)	Maximum (200%)	Weighting	Payout
Earnings (Adjusted EBITDA)	$1,080	$1,200	$1,250 ($1,232)	50%	163.9%
Cash Generation (Free Cash Flow)	$555 ($490)	$617	$667	25%	0.0%
Sales	$5,230	$5,811 ($5,782) / $5,850 "Prime" – 125%	$6,085	25%	97.5%
Financial Achievement Factor					**106.3%**

▼ = Final performance

2020 – 2022 Performance Share Unit Results



Performance Metrics	Threshold (50%)	Target (100%)	Maximum (200%)	Weighting	Payout
Adjusted EBITDA CAGR (Measured Jan. 1, 2020 – Dec. 31, 2022)	3.5%	6.0%	8.5% (8.2%)	33%	186.6%
ROIC (Quarterly average: 2020, 2021, 2022)	13.8%	14.8%	15.8% (15.6%)	33%	181.4%
Relative TSR[1] (Measured Jan. 1, 2020 – Dec. 31, 2022)	25th%ile	50th%ile	75th%ile (63%ile)	34%	150.0%
Financial Achievement Factor					**172.4%**

▼ = Final performance

[1] Threshold payout for Relative TSR is 25% vs. 50% for Adjusted EBITDA CAGR and ROIC.

2022 Long-Term Incentive Awards

We place a premium on performance-based compensation principles and seek to link compensation opportunities with performance and stockholder interests. Consistent with past practice, 70% of the long-term incentive compensation opportunity for our NEOs for 2022 was in the form of an award of PSUs (earned based on performance over 2022-2024), and 30% was in the form of time-vesting restricted stock units, or RSUs. The Compensation Committee selected metrics for the 2022-2024 PSUs that would reward strong earnings performance and above market growth.

Details about these 2022 compensation decisions and results can be found under "2022 Compensation Decisions and Results" below.

2022 Say-on-Pay Vote & Stockholder Outreach

Who We Met

  

Stockholders Contacted   **Stockholders Engaged**   **Director Participation**

We are committed to an open dialogue with our stockholders on compensation matters and other issues relevant to our business. We want our stockholders to fully understand our rationale for our approach to executive compensation, and we want to understand their views. Following the Company's 2022 Annual Meeting of stockholders, where approximately 77% of the stockholders who voted on the advisory "say on pay" proposal approved the compensation of our NEOs, we continued our ongoing investor outreach and engagement efforts from 2021 to further understand what issues are most important to them.

As part of our efforts, we reached out to stockholders representing approximately 74% of total shares outstanding. We engaged with stockholders to discuss different perspectives about our business, strategy, environmental, social, and governance matters, as well as our executive compensation program and 2022 compensation decisions. Our engagement team with respect to these matters included our Compensation Committee Chair, as well as representatives of our management team, including investor relations, legal, human resources and sustainability.

In general, the stockholders with whom we engaged supported the design of our executive compensation program and the leadership team's execution against operational and financial goals—including SEE's focus on automation, digital, and sustainability. During our engagements, and consistent with conversations in recent years, we saw continued interest in ESG matters—including environmental sustainability priorities related to our solutions. Stockholder feedback was positive on our ESG goals and progress to date. Stockholders were also interested in our approach to how we incorporate ESG priorities in our executive compensation program. Specifically, our investors shared perspectives about how ESG metrics and goals should be clear, measurable and linked to the business strategy.

In response to this feedback and to drive accountability for SEE's commitment to ESG-related goals which are critical to our business transformation and long-term value proposition, effective for 2023, the Compensation Committee approved a new, purpose-driven ESG PSU Incentive as part of the Long-Term Incentive Program. Additional details on this incentive are provided on page 59.

The Compensation Committee and the Board of Directors will continue to consider stockholder perspectives and the outcomes of the future say-on-pay votes when evaluating our executive compensation program and making decisions related to our NEOs' compensation.

Executive Compensation Program Design and Objectives

At SEE, we believe value creation should drive rewards. Our executive compensation program is aligned to our overall total rewards philosophy that is designed to make SEE a talent destination where we motivate, retain and attract executives who embody a customer-first mindset—to enable our vision as a world-class company partnering with our customers, on automation, digital, and sustainability packaging solutions. The Compensation Committee strives to design purpose-driven compensation opportunities that will deliver long-term, sustainable value for our stockholders.

The Compensation Committee believes that our executive compensation program follows best practices and advances our caring, high performance growth culture with a focus on providing:

- ✓ A majority of compensation in performance-based, at-risk compensation with 70% of our long-term incentive program in performance share units that further supports SEE's ownership culture;
- ✓ Pay for performance based on strategic business, operational, and financial goals for both annual and long-term incentive awards; and
- ✓ A balanced mix of purpose-driven incentive awards to ignite world-class profitable growth and achieve SEE's strategic objectives to deliver long-term sustainable value for stockholders.

Compensation Mix – Pay for Performance Alignment

The performance-based components of our 2022 executive compensation program are (i) the annual cash incentive opportunity, and (ii) the PSUs awards, which together are more than 58% of the compensation opportunity for the NEOs. The following charts show the mix of base salary, target annual and long-term incentives (PSUs and RSUs) for the NEOs for 2022:


2022 Executive Total Target Direct Compensation Mix*
CEO 2022
86%
At-Risk
Compensation
65%
Performance-based
All Other NEOs 2022
73%
At-Risk
Compensation
58%
Performance-based
Base Pay
Annual Incentive Plan (AIP)
Performance Shares (PSU)
Time-vested Restricted Stock (RSU)

* "Performance-Based" means AIP + PSU; At-risk means AIP+PSU+RSU

Compensation Components

The following table summarizes the target compensation elements for our NEOs.

Element	Form	Description	Period	Objectives		
Base Salary	**Cash**	Fixed, competitive pay based on scope, experience, and performance	One-Year	Appropriate level of market based fixed pay Assists with recruitment and retention		
Annual Incentive Plan (AIP)	**Cash**	Annual award based on company financial performance with 0%-200% payout[1]	One-Year	Company, business unit and individual goals may also be considered	AT-RISK PAY	PERFORMANCE BASED
Long-Term Incentive (LTI)	**Performance Share Units (70%)**	100% at-risk, earned based on performance, typically over three-year period with 0%-250% payout	Three-year cliff vest	Rewards achievement of longer-term goals Creates direct connection between longer-term business success and financial reward	AT-RISK PAY	PERFORMANCE BASED
Long-Term Incentive (LTI)	**Restricted Stock Units (30%)**	Time-based restricted stock units	Vest in equal installments over three-years	Encourages retention and cultivates an ownership mentality	AT-RISK PAY	

[1] Eligible executives may elect payout in RSUs.

Under our executive compensation program, the Compensation Committee establishes each principal element of compensation for our NEOs—i.e., base salary, annual incentive targets and long-term incentive compensation targets—taking into account the median range based on data from peer companies (discussed in “Executive Compensation—Compensation Discussion and Analysis—Governance of Our Executive Compensation Program”). In deciding these compensation elements, the Compensation Committee also considers the collective performance of the executive leadership team with respect to certain key strategic and operational goals, including Sealed Air’s ESG priorities. The Compensation Committee has not set any fixed relationship between the compensation of the CEO and that of any other NEO.

Key Compensation Policies and Practices

What We Do

✓	**Majority of Compensation is Performance-Based**	65% of total target direct compensation for CEO, and 58% of total target direct compensation for other NEOs, is performance-based
✓	**Performance Goals for Both Annual and Long-Term Awards**	Use multiple, balanced measures, including use of both absolute and relative measures for long-term awards
✓	**Stock Ownership Policy**	Multiple of base salary must be held in common stock — 6x for CEO and 3x for other NEOs; 50%-75% of after-tax shares must be held until ownership goal is met
✓	**Compensation Recoupment (Clawback) Policy**	Recovery of annual or long-term incentive compensation based on achievement of financial results that were subsequently restated due to error or misconduct, regardless of whether the NEO was responsible for the error or misconduct
✓	**Receive Advice from Independent Compensation Consultant**	Compensation consultant (Pearl Meyer) provides no other services to Sealed Air
✓	**Double-Trigger Vesting of Equity Compensation Upon a Change in Control**	Under our equity compensation plans, vesting following a change in control requires involuntary termination of employment

What We Don't Do

✗	**No Supplemental Executive Retirement Plans for NEOs**	Consistent with focus on performance-oriented environment; reasonable and competitive retirement programs offered
✗	**No Change in Control Excise Tax Gross-Ups**	Consistent with focus on performance-oriented environment and commitment to best practices aligned to long-term stockholder interests
✗	**No Excessive Perquisites or Severance Benefits**	Consistent with focus on performance-oriented environment and commitment to best practices aligned to long-term stockholder interests
✗	**No Hedging or Pledging of Company Stock**	Applies to all executive officers and directors

2022 Compensation Decisions and Results

Compensation decisions for 2022 continued to demonstrate the direct link between the compensation opportunities for our NEOs and company performance aligned to increase the value of the Company.

The following summarizes the 2022 incentive metrics. A more detailed description of each is provided in the following sections of this CD&A.


Annual Incentive Compensation
100% Cash-Based
Metrics & Weighting
Adjusted EBITDA
Sales
Free Cash Flow
50%
25%
25%
Long Term Incentive Compensation
70% Performance Based
30% Time Based
Metrics & Weighting
Adjusted EBITDA CAGR
ROIC
50%
50%
rTSR Modifier
RSU

Base Salary

Base salary, as a fixed component of compensation, is an important part of a competitive compensation package. The Compensation Committee establishes salary levels for NEOs primarily based on consideration of the median range for the peer companies for similar roles and responsibilities. The Compensation Committee also considers broad-based surveys of compensation trends and practices at other industrial companies in the United States, as well as performance and overall role and responsibilities.

In 2022, the Compensation Committee set the base salaries of each of the NEOs to better align with market pay, as follows:

Name	2021 Salary	2022 Salary	% Increase
Edward L. Doheny II	$1,250,536	$1,300,557	4%
Christopher J. Stephens	$ 640,000	$ 662,400	4%
Emile Z. Chammas	$ 713,053	$ 755,836	6%
Jannick Thomsen[1]	—	$ 575,000	—
Sergio Pupkin	$ 500,000	$ 550,000	10%

1 Mr. Thomsen was a new hire and NEO for the first time in 2022.

Annual Incentive Compensation

Based on performance results, the NEOs received 106.3% of their target 2022 annual incentives.

A significant portion of each NEO's total annual compensation opportunity is made in the form of a target annual incentive opportunity under the Annual Incentive Plan. The Annual Incentive Plan is intended to drive high performance results based on the achievement of our strategic goals, with emphasis on performance and alignment of the interests of our NEOs with our stockholders. The program provides the opportunity to earn a significantly higher annual incentive award (up to 200%) if target performance is exceeded, as well as the risk of a significantly lower annual incentive award, or even no annual incentive award, if target performance is not achieved.

Annual Incentive Compensation Awards Process



Beginning of Year:

1. Set target award levels
2. Select performance goals and set threshold, target, and maximum performance levels

After End of Year:

3. Review performance results
4. Determine award amounts

For any NEO who is eligible to and elects to have all or a portion of the annual incentive award delivered as a "stock leverage opportunity," or SLO, there is a fifth step related to applying the SLO award rules. Each of these steps is discussed further below.[1]

Setting Target Award Levels

The Compensation Committee determines the target level of annual incentive award for each NEO as a percentage of the NEO's base salary. The target percentages established for 2022 were based on each NEO's role with consideration of the median ranges established through peer group and general industry survey data on compensation trends and practices. The following table shows the calculation of the target annual incentive award for each NEO:

Name	2022 Salary	Target %		Target Annual Award
Edward L. Doheny II	$1,300,557	125%	=	$1,625,696
Christopher J. Stephens	$662,400	80%	=	$529,920
Emile Z. Chammas	$755,836	80%	=	$604,669
Jannick Thomsen[2]	$575,000	80%	=	$394,466
Sergio Pupkin	$550,000	80%	=	$440,000

1 The SLO Program was sunset in 2019. 2022 was the final year for an eligible NEO to make an election under the program.

2 Mr. Thomsen's 2022 annual incentive target annual award was prorated based on his start date of February 22, 2022.

Setting Performance Goals

Awards under the Annual Incentive Plan are based primarily on achievement against pre-established financial performance goals, resulting in a "Financial Achievement Factor," and may be adjusted by the Compensation Committee for performance against other strategic and operational goals. For 2022, the Compensation Committee established three financial performance goals to determine the Financial Achievement Factor:

Adjusted EBITDA



2022 adjusted net earnings plus interest expense, taxes and depreciation and amortization.

Sales



Consolidated revenues from external third parties and excluding intercompany sales.

Free Cash Flow



Net cash provided by operating activities less capital expenditures, calculated on a 13-month basis.

The goals for all three measures represented challenging but attainable levels of performance determined based on consideration of our annual operating plan and external guidance.

In order to ensure that achievement of these measures represents the performance of the core business, Adjusted EBITDA, and Net Sales were calculated at the 2022 budgeted foreign exchange rates and adjusted for specific items approved by the Compensation Committee, including restructuring charges, restructuring associated charges, the effect of certain charges related to acquisition and divestiture activity, and the effect of certain other items. Free cash flow for the purposes of determining payout on the Annual Incentive Plan is based on a 13-month average. As a result of these adjustments, 2022 Adjusted EBITDA, Sales, and Free Cash Flow used for compensation purposes were higher than as disclosed in the Company's Form 10-K.

These goals are intended to improve the quality of our earnings, profitability, revenue and cash flow, all of which are aligned with the long-term interests of our stockholders

---

Sealed Air®

2022 Performance Results

In early 2023, the Compensation Committee reviewed the financial performance of our Company to determine the 2022 Financial Achievement Factor. The following chart summarizes the results of this analysis:

2022 Annual Incentive Plan Results



Performance Metrics	Threshold (50%)	Target (100%)	Maximum (200%)	Weighting	Payout
Earnings (Adjusted EBITDA)	$1,080	$1,200	$1,250 ($1,232)	50%	163.9%
Cash Generation (Free Cash Flow)	$555 ($490)	$617	$667	25%	0.0%
Sales	$5,230	$5,811 ($5,782) ($5,850 "Prime" – 125%)	$6,085	25%	97.5%
Financial Achievement Factor					**106.3%**

▼ = Final Performance

We delivered strong sales and earnings growth in 2022. The Compensation Committee believes that it is important to evaluate the performance of our NEOs based on not only the financial performance of the Company but also on achievement of those strategic and operational goals that demonstrate alignment between our executives and stockholders that prioritize value creation opportunities. The Compensation Committee decided that achievement towards these goals in 2022 warranted payouts under the Annual Incentive Plan based on the full Financial Achievement Factor without further adjustment.

2022 AIP Payouts

The following table summarizes the annual incentive awards determined for each of the NEOs for 2022:

Name	Target Annual Award	x	Financial Achievement Factor	=	Annual Incentive Award
Edward L. Doheny II	$1,625,696	x	106.3%	=	$1,728,115
Christopher J. Stephens	$ 529,920	x	106.3%	=	$ 563,305
Emile Z. Chammas	$ 604,669	x	106.3%	=	$ 642,763
Jannick Thomsen[1]	$ 394,466	x	106.3%	=	$ 419,317
Sergio Pupkin	$ 440,000	x	106.3%	=	$ 467,720

[1] Pro-rated target based on February 22, 2022 hire date.

SLO Awards

Under the Annual Incentive Plan (AIP), eligible NEOs have the opportunity to designate a portion of their annual incentive award to be received as an equity award under our equity compensation plan, called stock leverage opportunity, or SLO, awards. The portion to be denominated in SLO awards, in increments of 25% of the annual incentive award, may be given a premium to be determined by the Compensation Committee each year. The stock price used to calculate the number of shares that can be earned is the average closing price of Sealed Air stock for the first 15 trading days of the performance year ($66.82 for 2022). The value of the SLO award incorporates changes in stock price during the performance year to determine the number of RSUs granted.

Once the amount of the earned annual incentive award has been determined following the end of the year, the cash portion is paid out thereafter, and the SLO award is provided in the form of an award of restricted stock or RSUs under our equity compensation plan with an additional two-year restriction period. The Compensation Committee believes that SLO awards provide an additional means to align the interests of our NEOs with those of our stockholders in a manner tied to our financial performance which also reflects the investment that the NEO is making in SEE's future.

Mr. Doheny was the only NEO eligible to make an SLO election for 2022 because the SLO program was sunset in 2019 to new participants.

For 2022, the Compensation Committee established a 25% premium for any portion of the annual incentive award elected as an SLO award. Mr. Doheny made the following SLO election for 2022 (consistent with his elections in the program since he first became eligible in 2018), further indicating his confidence in future Company performance:

Name	Cash Award %	SLO Award %
Edward L. Doheny II	0.0%	100.0%

The allocation of the final 2022 annual incentive award between cash and the SLO award for Mr. Doheny was as follows:

Name	Cash Award ($)	SLO Award (# of Shares)
Edward L. Doheny II	—	32,330

The SLO award is shown in "—Executive Compensation Tables—2022 Summary Compensation Table" under the "Stock Award" column based on the grant date fair value assuming target performance.

Long-Term Incentive Awards

Our long-term incentive award program is intended to further link compensation to the achievements of the Company's long-term financial objectives and create meaningful value for our stockholders

- 70% of 2022 award was in the form of PSUs earned based on 2022-2024 performance goals
- 30% of 2022 award was in the form of time-vesting RSUs vesting ratably over three years
- 2020-2022 PSUs earned at 172.4% of target.

The Compensation Committee believes the mix of PSUs and RSUs provides an appropriate balance between the goals of encouraging long-term performance, retention, and value creation while still keeping the emphasis on three-year measurable performance results.

During the first quarter of 2022, the Compensation Committee established target award levels generally based on a percentage of base salary, with the percentage of salary set taking into account the median range for long-term incentive compensation for executives with similar positions and responsibilities. The Committee also factored in the strength of the Company's overall performance in 2021 and increased the 2022 target awards for NEOs (excluding Mr. Doheny) on a one-time basis.

The Compensation Committee and the Board approved Mr. Doheny's 2022 target award based on a specified dollar amount rather than a percentage of salary based on the amount included in his original offer letter agreement with the Company dated September 5, 2017 (the "2017 Offer Letter") and competitive market data.

The following table shows the total target value of the long-term incentive awards for 2022 established by the Compensation Committee for the NEOs:

Name	Target % of Salary	LTI Target Value
Edward L. Doheny II	—	$7,000,000
Christopher J. Stephens	210%	$1,391,040
Emile Z. Chammas	216%	$1,632,607
Jannick Thomsen	150%	$ 862,500
Sergio Pupkin	180%	$ 990,000

2022-2024 PSU Awards

PSU awards provide for three-year performance periods with vesting based on achievement of goals with a relative TSR modifier. During the first quarter of 2022, the Compensation Committee established PSU award performance goals and the relative TSR modifier for the performance period starting January 1, 2022 for the NEOs. We refer to these as the 2022-2024 PSUs.

PSUs are intended to align NEO compensation closely to our performance while giving the NEOs the opportunity for additional value if performance targets are exceeded.

70% of the long-term incentive award dollar amount was assigned to the PSUs and allocated to each of the weighted primary performance metrics for the award, as follows:

Name	Total PSU Target Value	Target Award (# of PSUs)	
		ADJ. EBITDA CAGR	ROIC
Edward L. Doheny II	$4,900,000	34,546	34,546
Christopher J. Stephens	$ 973,728	6,865	6,865
Emile Z. Chammas	$1,142,825	8,058	8,058
Jannick Thomsen	$ 603,750	4,257	4,257
Sergio Pupkin	$ 693,000	4,886	4,886

Collectively, these primary metrics are intended to reward value creation through profitable, above-market organic growth and attractive returns on invested capital. The Compensation Committee included relative TSR as a modifier to these primary goals, as described below, to balance achievement of internal goals with performance against the broader market in an easily measurable metric that directly demonstrates value creation for our stockholders.

Adjusted EBITDA CAGR Goal

The Adjusted EBITDA CAGR metric measures the cumulative average growth rate (using the base year of 2021) of Adjusted EBITDA achieved at the end of the performance period. For this purpose, Adjusted EBITDA is our earnings before interest, taxes, depreciation and amortization, derived from our U.S. GAAP net earnings and subject to certain specified adjustments.

Adjusted EBITDA CAGR Goal		
Achievement	Adjusted EBITDA CAGR	% of Target Earned
Below Threshold	< 2.0%	0%
Threshold	2.0%	50%
Target	4.0%	100%
Maximum	≥ 6.0%	200%



Return on Invested Capital Goal

The ROIC metric measures the percentage of invested assets which are converted to income. ROIC is the result of dividing the Company's net adjusted operating profit after tax by total capital. Total capital excludes cash. ROIC achievement will be calculated as the average of the 12 quarter-end calculations of ROIC from January 1, 2022 through December 31, 2024. The calculation will include an adjustment for acquisitions and divestitures, made after the grant date, and accounting standards adopted which impact total capital.

The ROIC performance levels at threshold, target and maximum are as follows:

ROIC Goal		
Achievement	ROIC	% of Target Earned
Below Threshold	< 12.5%	0%
Threshold	12.5%	50%
Target	13.5%	100%
Maximum	≥ 14.5%	200%



The number of shares earned for achievement for both primary metrics between any two levels (above threshold) would be calculated on a pro-rata basis, and no shares will be earned for results below the threshold goal.

Relative TSR Modifier

The relative TSR modifier acts as a multiplier against the percentage of target earned based on Adjusted EBITDA CAGR and ROIC performance.

TSR represents the percentage change in the share price from the beginning of the performance period to the end of the performance period and assumes immediate reinvestment of dividends when declared at the closing share price on the date declared. The beginning share price will be calculated as an average of 31 data points: the closing share price on January 3, 2022 and the closing share price +/-15 trading days from January 3, 2022. The ending share price will be calculated as an average of 31 data points: the closing share price on December 31, 2024 and the closing share price +/-15 trading days from December 31, 2024.

Sealed Air®

The performance of relative TSR will be assessed in comparison of the percentile rank of the component companies (unweighted) of the S&P 500 index as of January 3, 2022 where the lowest ranked company will be the 0% rank, the middle-ranked company will be the 50th percentile rank and the top ranked company will be the 100th percentile rank. The applicable multiplier for the relative TSR result is as follows:

Relative TSR Modifier		
Achievement	TSR Percentile Rank	% of Shares Earned
Bottom Quartile	< 25th percentile	Performance x 75%
Second and Third Quartile	≥ 25th percentile and < 75th percentile	Performance x 100%
Top Quartile	≥ 75th percentile	Performance x 125%

2022 RSU Awards

RSU awards vest in equal annual installments over the three-year period following the date of grant in February 2022. The NEO generally must remain employed with us through each vesting date to earn the shares vesting on that date, other than in case of termination of employment for death or disability, or an involuntary termination within two years after a change in control. In this manner, RSUs encourage retention of our named executive officers, while also aligning their interests with those of our long-term stockholders.

The number of RSUs was determined by dividing 30% of the long-term incentive award dollar amount by the closing price of our common stock on the grant date (rounded up to the next whole share).

Name	Total RSU Target Value	# of RSUs
Edward L. Doheny II	$ 2,100,000	31,456
Christopher J. Stephens	$ 417,312	6,251
Emile Z. Chammas	$ 489,782	7,337
Jannick Thomsen	$ 258,750	3,876
Sergio Pupkin	$ 297,000	4,449

Performance Results for 2020 – 2022 PSU Award

The Compensation Committee determined the performance results for the 2020-2022 PSUs granted in early 2020. The 2020-2022 PSUs were earned at 172.4% of target, based on achievement of each of the three goals measured over the 2020-2022 performance period, as follows:

2020 – 2022 Performance Share Unit Results

Performance Metrics	Threshold (50%)	Target (100%)	Maximum (200%)	Final Performance	Weighting	Payout
Adjusted EBITDA CAGR[1] (Measured Jan. 1, 2020 – Dec. 31, 2022)	3.5%	6.0%	8.5%	8.2%	33%	186.6%
ROIC[2] (Quarterly average: 2020, 2021, 2022)	13.8%	14.8%	15.8%	15.6%	33%	181.4%
Relative TSR[3] (Measured Jan. 1, 2020 – Dec. 31, 2022)	25th%ile	50th%ile	75th%ile	63%ile	34%	150.0%
Financial Achievement Factor						**172.4%**

▼ = Final Performance

[1] The Adjusted EBITDA CAGR metric measures the cumulative average growth rate (using the base year of 2019) of Adjusted EBITDA achieved at the end of the Performance Period. For this purpose, Adjusted EBITDA is the Company's earnings before interest, taxes, depreciation and amortization for calendar year 2022, derived from the Company's U.S. GAAP net earnings subject to certain specified adjustments.

[2] The Return on Invested Capital (ROIC) metric measures the percentage of invested assets which are converted to income for stakeholders utilizing Net Adjusted Operating Profit After Tax (NAOPAT) for the 2020—2022 performance period as a percentage of total capital.

[3] Threshold payout for Relative TSR is 25% vs. 50% for Adjusted EBITDA CAGR and ROIC. The Relative TSR metric measures the percent change in share price from the beginning of the performance period to the end of the performance period and assumes immediate reinvestment of dividends when declared at the closing share price on the date declared. The beginning share price was calculated as an average of 31 data points: the closing share price on January 2, 2020 and the closing share price +/- 15 trading days from January 2, 2020. The ending share price was calculated as an average of 31 data points: the closing share price on December 30, 2022 and the closing share price +/- 15 trading days from December 30, 2022. The performance of this metric was assessed in comparison of the percentile rank to the approved peer group of companies. The lowest ranked company was the 0th percentile rank, the middle ranked company was the 50th percentile rank and the top ranked company was the 100th percentile rank. If a company was acquired or otherwise is no longer publicly traded and its share price no longer available, it was excluded from the peer group.

Performance Results for 2017 New Hire PSU Award

Mr. Doheny received a PSU award in connection with his initial employment in 2017 that included certain stock price and TSR goals that had to be achieved by September 2022. Those goals were not achieved, and therefore his 2017 new hire PSU award was forfeited.

Accelerating to World-Class: New ESG Award for 2023


Recycled or Renewable Content
Global Gender Representation
Environmental
Circularity
Materials Use
Waste
Climate Change
Innovation & Design
75%
SEE
25%
Diversity
Culture
Employee Engagement
Belonging
Retention
Social
Core ESG Metrics
Greenhouse Gas Intensity
Belonging
Modifier
Innovation
Operations
SEE
Automation + prismiq
People + Digital
Culture

Advancing our purpose ***to protect, to solve critical packaging challenges and to make our world better than we find it*** represents what we believe is important—creating a future that is more sustainable. We are also nurturing a caring, high-performance growth culture that is guided by this purpose and focuses on creating long-term value for our stakeholders and society. Together, these priorities serve to accelerate our vision to a world class company partnering with our customers on automation, digital and sustainability packaging solutions.

Enabling purpose-driven transformation. In order to drive collective accountability for SEE's commitment to ESG-related goals which are key to our business transformation, the Compensation Committee approved a purpose-driven ESG PSU award as part of our long-term incentive compensation program in February 2023 to our Executive Leadership Team, including the NEOs. The Compensation Committee conducted a rigorous review process to determine the appropriate metrics and design—which are directly linked to SEE's strategy and long-term value proposition for stockholders.

Driving distinct, longer-term outcomes. Because meaningful ESG transformation spans over longer time-horizons, these awards are purposefully granted and measured separately from our annual three-year long-term incentives and our annual incentive plan. The desired result is to drive quantifiable ESG outcomes over a five-year period and show meaningful advancement of sustainable value-creation versus incremental improvements over the short term. We believe this incentive will accelerate our transformation and de-risk key parts of our business over the long-term.

Creating a direct link to ESG excellence. SEE aspires to outperform its competition and advance to best-in-class ESG outcomes in a sustainable, responsible way. Thus, to create a direct link between compensation and achievement of quantifiable, pre-determined ESG metrics and goals over a five-year period, the key features of the ESG PSU award include:

- Five-year performance period (January 1, 2023-December 31, 2027)
- Earnout: 0%—187.5% of target award—all of which is at-risk; maximum payout below the annual LTI plan.
- Threshold (80%) and Target (100%) performance tied to achievement of core sustainability and social goals ("Core ESG Goals"):
- 75% weighted towards sustainability goals, with targets based on both recycled/renewable content offering and greenhouse gas intensity of operations.
- 25% weighted towards social goals, with targets based on both global gender representation and belonging/ inclusion scores for our workforce.

- Upward modifier (125% - 150%) based on a goal tied to SEE Automation + prismiq™ reflecting SEE's commitment to improving customer efficiency; innovation; and reducing reliance on materials—optimizing and de-risking our business for the future.

- ESG achievement factor (125%) applied if target performance level is achieved for all Core ESG Goals, to reward superior ESG performance.

In accordance with SEC rules, the ESG PSU award will be disclosed in the Summary Compensation Table for our NEOs as a 2023 stock award in our spring 2024 proxy statement. Performance results and actual award payouts, if any, will be determined in early 2028.

Governance of Our Executive Compensation Program

Oversight by the Compensation Committee

The Compensation Committee is responsible for establishing and implementing our executive compensation philosophy and for ensuring that the total compensation paid to our NEOs and other executives is fair and competitive and incentivizes a caring, high-performance growth culture and achievement of the Company's strategic business objectives.

Under our executive compensation philosophy, we provide compensation in the forms and at levels that will permit us to retain and motivate our existing executives and to attract new executives with the skills and entrepreneurial mindset we need to deliver world-class performance and maximize value creation. The compensation program is intended to provide appropriate and balanced incentives toward achieving our annual and long-term strategic objectives; to support an environment that prioritizes value creation for our Company, our stockholders and our society; and to create an alignment of interests between our executives and our stockholders.

While greater weight is given to financial performance results, the Compensation Committee expects that the Company and its executives deliver on strategic commitments which include sustainability and other goals related to ESG initiatives. Demonstrating ongoing progress and success related to such initiatives is a factor in the assessment and related decisions on executive performance, and compensation, including target incentive opportunities. Thus, the Compensation Committee strives to effectively link performance for our named executive officers to not only financial performance but also achievement of its strategic and operational goals that demonstrate alignment between our executives, shareholders and society.

Role of Independent Compensation Consultant

The Compensation Committee has the sole authority to retain, oversee and terminate any compensation consultant to be used to assist in the evaluation of executive compensation and to approve the consultant's fees and retention terms. The Compensation Committee has retained Pearl Meyer as its executive compensation consultants. Pearl Meyer also advised the Nominating and Corporate Governance Committee regarding director compensation but did not provide any other services to Sealed Air. Sealed Air pays the fees of Pearl Meyer.

Pearl Meyer advised the Compensation Committee on the selection of peer companies, provided comparative industry trends and peer group data regarding salary, annual incentive and long-term incentive compensation levels for our executive officers and other key executives, and advised on recommended compensation levels for our management in 2022. Pearl Meyer assisted the Compensation Committee in selecting metrics and goals for the 2022 annual bonus program and the 2022-2024 PSUs. Pearl Meyer conducted the risk analysis of the Company's incentive compensation plans. In 2022, the Compensation Committee assessed the independence of Pearl Meyer, pursuant to SEC rules and concluded that no conflict of interest exists that would prevent Pearl Meyer from serving as an independent consultant to the Compensation Committee.

Role of CEO and Management

The Compensation Committee from time to time directs members of management to work with the independent compensation consultant to provide executive compensation information or recommendations to the Compensation Committee. However, the Compensation Committee has not delegated any of its authority to determine executive compensation programs, practices or other decisions to our management. As noted above, the current executive compensation program was developed and approved by the Compensation Committee with advice and support from Pearl Meyer after consulting with the CEO and our compensation and legal professionals. The CEO and other executive officers and compensation professionals attend portions of meetings as requested by the Compensation Committee.

While the Compensation Committee approved metrics for the 2022 annual and long-term incentive programs, Pearl Meyer, the CEO and other members of our management also were consulted in developing the metrics and establishing the goals for the 2022 programs.

The CEO submits salary and bonus recommendations to the Compensation Committee for the other NEOs as well as for the other executives whose compensation is set by the Compensation Committee. In addition, the Compensation Committee has delegated to the CEO limited authority to make equity awards to employees who are not executive officers. Following a review of those recommendations with Pearl Meyer the Compensation Committee approves compensation decisions for our NEOs. In making compensation decisions for NEOs other than the CEO, the Compensation Committee relies on the CEO's recommendations but makes independent adjustments and is not bound by those recommendations. The CEO does not provide input regarding his own compensation and does not participate in any related Compensation Committee deliberations.

2022 Peer Group Data

The Compensation Committee uses data from a peer group as a factor in setting executive compensation levels and in designing executive compensation programs. The peer group is reviewed annually by the Compensation Committee. The Compensation Committee includes companies primarily in the materials sector that are comparable to Sealed Air based on sales, number of employees and market capitalization. The table below sets forth the peer group of companies that the Compensation Committee considered in setting 2022 executive compensation levels and in designing compensation programs.

2022 Peer Group Companies

AptarGroup, Inc.	*Crown Holdings, Inc.*
Ashland Global Holdings Inc.	*Graphic Packaging Holding Co.*
Avery Dennison Corporation	*Greif, Inc.*
Avient Corporation	*HB Fuller Company*
Axalta Coating Systems Ltd.	*Owens-Illinois, Inc.*
Ball Corporation	*Packaging Corporation of America*
Berry Global Group, Inc.	*Silgan Holdings Inc.*
Celanese Corporation	*Sonoco Products Co.*

The Compensation Committee considers comparative executive compensation levels and practices based on information from the peer companies as well as other industry and market data provided by Pearl Meyer related to general industry executive compensation trends.

During 2022, the Compensation Committee reviewed the peer group with Pearl Meyer and made several changes to the group in order to better align the peer group with Sealed Air's business strategy, market value and margin perspectives. Greif, Inc., HB Fuller Company and Owens-Illinois, Inc. were removed and replaced by Dover Corporation and Fortive Corporation. This new list of peer companies was used in making 2023 compensation decisions for the NEOs.

Other Features and Policies

Stock Ownership Guidelines

Position	Retention Rate*	Ownership Requirement - Multiple of Salary	
CEO	75%		6x
Executive Leadership Team (including all NEOs)	50%		3x
All other Executive officers	50%		2x

* Until ownership requirements are met

In order to align the interests of named executive officers and stockholders, we believe that our named executive officers should have a significant financial stake in Sealed Air. To further that goal, we have stock ownership guidelines that apply to our named executive officers and other key executives. The guidelines for our named executive officers are as follows:

- Share equivalents held in our tax-qualified retirement plans are included, but unvested awards under our equity compensation plans are excluded;

- Until the minimum stock ownership has been reached, executive officers are expected to retain a percentage of the shares received as awards under our equity compensation programs after payment of applicable taxes (100% for awards that vested before August 12, 2020; 75% for awards to the CEO and 50% for all other awards that vested on or after August 12, 2020); and

- The Compensation Committee can approve exceptions to the stock ownership guidelines for executive officers in the event of financial hardship.

As of March 28, 2023, all of our named executive officers had met the ownership guidelines or will have shares retained at vesting as required by the guidelines.

Savings, Retirement and Health and Welfare Benefits

Our named executive officers participate in the retirement programs available generally to employees in the countries in which they work because we believe that participation in these programs and in the other health and welfare programs mentioned below is an important part of a competitive compensation package. In the United States, our named executive officers participate in a tax-qualified defined contribution retirement plan, the Sealed Air Corporation 401(k) and Profit-Sharing Plan. As a result of participating in this broad-based retirement plan, our executive officers are eligible to receive profit-sharing and matching contributions paid by us, up to IRS limits applicable to tax-qualified plans.

U.S.-based named executive officers may elect to defer a portion of salary or cash incentive awards under our nonqualified deferred compensation plan. The Compensation Committee believes that this plan is appropriate because executives are limited in the amount that they can save for retirement under the 401(k) and Profit-Sharing Plan due to IRS limits applicable to tax-qualified retirement plans. No employer contributions are provided under the deferred compensation plan.

We do not offer any other nonqualified excess or supplemental benefit plans to our named executive officers in the United States.

All of our named executive officers participate in the health, life insurance, disability benefits and other welfare programs that are provided generally to employees in the countries in which they work.

Perquisites and Other Personal Benefits

Consistent with our performance-oriented environment, we generally provide limited perquisites to our named executive officers, as included under the "All Other Compensation" column in "—Executive Compensation Tables— 2022 Summary Compensation Table."

These perquisites are intended to provide a competitive compensation package for retention and in light of then current circumstances.

Compensation Recoupment (Clawback) Policy

Our compensation recoupment (clawback) policy, or the Recoupment Policy, requires each executive officer to reimburse us for all or a portion of any annual or long-term incentive compensation paid to the executive officer based on achievement of financial results that were subsequently the subject of a restatement due to error or misconduct regardless of whether the executive officer was responsible for the error or misconduct so long as no payment or award or a lower payment or award would have been made to the officer based on the restated results. The Board of Directors will make the determination whether to seek recovery. The Recoupment Policy is part of our overall risk management practices to ensure that compensation programs do not encourage manipulation of financial results.

In addition, the Recoupment Policy provides that our CEO and CFO must reimburse us for any compensation or profits from the sale of securities under Section 304 of the Sarbanes-Oxley Act of 2002. The Recoupment Policy has been incorporated into our equity award documents.

In 2022, the SEC adopted final rules related to clawbacks under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The rules direct securities exchanges to implement listing standards that will require public companies to maintain and disclose a clawback policy that meets specified requirements. The Compensation Committee intends to reevaluate the Company's clawback policy in light of the final rules, after the NYSE finalizes the applicable listing standards and in accordance with the required deadlines.

Employment, Severance and Change in Control Arrangements
Employment Agreements

We do not generally enter into employment agreements with executive officers or other employees except in countries outside the United States where such agreements are customary or as necessary for recruitment.

We entered into the 2017 Offer Letter with Mr. Doheny in connection with his recruitment. We received guidance from our independent compensation consultant at the time in the negotiation of the agreement. The 2017 Offer Letter includes provisions regarding Mr. Doheny's position and duties, compensation, post-employment covenants and other matters, including provisions regarding certain severance benefits described under "—Executive Compensation Tables—Payments Upon Termination or Change in Control" below. The Compensation Committee believes that the terms of the 2017 Offer Letter are reasonable and were necessary to cause him to accept a significant leadership role with Sealed Air. In August 2022, the 2017 Offer Letter was amended to extend Mr. Doheny's employment term to December 31, 2027 and provide special retirement vesting provisions to apply to his equity awards in lieu of non-change in control cash severance payments beginning at his "Earliest Retirement Date" as defined in the agreement (which cannot be earlier than December 31, 2025). The Compensation Committee believes that these changes to the 2017 Offer Letter further encourage Mr. Doheny's retention and reflect the Compensation Committee's affirmation of Sealed Air's strategic direction under Mr. Doheny's leadership.

We also entered into an offer letter agreement with Mr. Stephens dated November 23, 2020, in connection with his recruitment. The offer letter agreement includes provisions regarding Mr. Stephens' position and duties, compensation, post-employment covenants, and other matters, including the sign-on cash bonus and RSU award.

Executive Severance Plan

In early 2014, the Compensation Committee established the Executive Severance Plan. This plan provides for reasonable severance benefits in the case of an executive's involuntary termination of employment, either by us without "cause" or by the executive for "good reason." The Compensation Committee believes that the Executive Severance Plan serves the interests of stockholders by encouraging the retention of a stable management team.

Under the Executive Severance Plan, in the case of an involuntary termination of employment without cause or with good reason, the executive is eligible for severance benefits equal to one year of base salary and target annual bonus payable in installments over 12 months and health and welfare benefits for a period of 12 months. If the qualifying termination occurs upon or within two years after a change in control of Sealed Air, the executive is instead entitled to receive (1) a lump sum payment equal to two years of the sum of base salary and target annual bonus, (2) continued health and welfare benefits for up to 18 months, and (3) accelerated vesting of all outstanding equity compensation awards.

Severance benefits are conditioned upon the executive giving us a general release of claims at the time of separation. Benefits are also conditioned upon the executive's compliance with certain restrictive covenants regarding non-disparagement, confidentiality and non-competition (in addition to any other restrictive covenants to which an employee may be subject). No tax gross-ups are provided to any participant under the plan in case of any excise taxes under Sections 280G and 4999 of the Internal Revenue Code as a result of payments under the plan in connection with a change in control.

If an executive covered by the plan is also entitled to severance under an existing agreement with us, the terms of the individual severance agreement will control instead of the plan.

Timing of Equity Grants

PSU and RSU awards made to our executive officers under our equity compensation plans are made during the first 90 days of each year, either at the regularly-scheduled meeting of the Compensation Committee held in February of each year or at a special meeting held later but during the first 90 days of the year. In addition, SLO awards are made effective on a date set by the Compensation Committee in advance but no later than March 15 to those executive officers who have elected to receive a portion of their annual incentive award as an SLO award. The date is selected based on when the Compensation Committee expects that all annual incentive awards will be determined and to allow our staff sufficient time to assist executive officers to make required SEC filings for the SLO awards on a timely basis.

To the extent that other awards of restricted stock or RSUs may be made to executive officers, they are generally made at regular or special meetings or by unanimous written consents of the Compensation Committee. Awards are generally effective on the date of such meeting or unanimous written consent. Dates for Compensation Committee meetings are usually set during the prior year, and the timing of meetings and awards is unrelated to the release of material non-public information.

Section 162(m) Considerations

Internal Revenue Code Section 162(m) limits the deductibility of compensation in excess of $1 million paid to certain covered employees (generally including the named executive officers) in any calendar year. As a result, compensation paid in excess of $1 million to our named executive officers generally will not be deductible. The Compensation Committee designs compensation programs that are intended to be in the best long-term interests of Sealed Air and our stockholders, with deductibility of compensation being one of a variety of considerations taken into account.

Compensation Committee Report

The Organization and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on its review and discussions with management, the members of the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Sealed Air's 2023 Proxy Statement and incorporated by reference into Sealed Air's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Organization and Compensation Committee

Françoise Colpron, Chair
Elizabeth Adefioye
Harry A. Lawton III
Jerry R. Whitaker

Board Oversight of Compensation Risks

We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on Sealed Air. In 2022 as in prior years, at the request of the Compensation Committee and with the assistance of Pearl Meyer, we evaluated our incentive compensation plans relative to our enterprise risks and determined that there were no significant changes to the compensation risks identified below. We determined, with consideration of advice from Pearl Meyer, that there were no significant risk areas from a compensation risk perspective.

With respect to our executive compensation programs, a number of risk mitigation features were in place in 2022, including the following:

The primary metric for the Annual Incentive Plan focused on earnings (Adjusted EBITDA, Net Sales and Free Cash Flow), and the Compensation Committee had discretion to adjust bonus pool funding and individual award payouts.

- ✓ The principal long-term incentive program for executives is PSU awards that vest based on achievement of measurable financial three-year goals balanced by relative total stockholder return performance. No stock options were used.

- ✓ The Compensation Committee has discretion in extraordinary circumstances to reduce payout on PSU awards below the amount otherwise earned.

- ✓ Pay leverage is reasonable and generally does not exceed 200% of target for Annual Incentive Plan and 250% for PSU awards.

- ✓ The Recoupment Policy, which applies to executive officers and other key executives, discourages excessive risk taking and manipulation of financial results.

- ✓ Our stock ownership guidelines require executives to hold at least a portion of vested equity awards during employment, thus discouraging excessive risk taking.

- ✓ Different metrics are used for annual and long-term incentive plans for executives, thus not placing too much emphasis on a single metric.

Executive Compensation Tables

2022 Summary Compensation Table

The following table shows compensation for our named executive officers for the years indicated.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation[3] ($)	Total ($)
Edward L. Doheny II President and CEO	2022	1,288,052	—	9,032,190	—	30,700	10,350,942
	2021	1,241,430	—	8,407,162	—	26,100	9,674,692
	2020	1,205,272	—	10,183,694	—	375,233	11,764,199
Christopher J Stephens, Jr. SVP, Chief Financial Officer	2022	656,800		1,391,049	563,305	30,650	2,641,804
	2021	640,000	300,000	2,620,115	460,800	133,709	4,154,624
Emile Z. Chammas **SVP, Chief Operating Officer**	2022	745,140	—	1,632,765	642,763	27,450	3,048,118
	2021	704,564	—	1,247,908	513,398	26,100	2,491,970
	2020	671,013	—	1,188,501	827,413	64,937	2,751,864
Jannick Thomsen[4] VP, Chief People and Digital Officer	2022	492,477	75,000	1,971,695	419,317	27,450	2,985,939
Sergio Pupkin SVP, Chief Growth and Strategy Officer	2022	537,500	—	990,045	467,720	29,850	2,025,115
	2021	472,937	—	771,055	270,000	26,100	1,540,092

[1] The Stock Awards column shows the value of equity awards granted during the year indicated. The amounts do not correspond to the actual amounts that may be earned by the named executive officers. Equity awards granted during each year may include: (a) awards of restricted stock, or RSAs, and restricted stock units, or RSUs, under the 2014 Incentive Plan; (b) SLO awards under the Annual Incentive Plan; and (c) PSU awards granted under the 2014 Incentive Plan. RSA and RSU awards are valued at the grant date fair value computed in accordance with FASB ASC Topic 718. SLO awards are valued at the fair value at the service inception date based on the percentage of the target bonus to be paid as an SLO award, increased by the 25% premium, using the average closing price of our common stock for the first 15 trading days of the calendar year, where the service inception date is the beginning of the calendar year. PSU awards are valued based on the grant date fair value on the date on which the PSU award was granted by the Compensation Committee. In valuing the SLO awards and PSU awards, we assumed the probable achievement of the target levels for the primary performance goals. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures. For the of 2022-2024 PSU awards, which are subject to a modifier based on relative TSR performance, the grant date fair value is based on a Monte Carlo simulation value (which was $70.92 per share). For additional assumptions made in valuing these awards and other information, see Note 21, "Stockholders' (Deficit) Equity," of Notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022. For the PSU awards granted in February 2022, the value of the awards as of the grant date, assuming that the highest level of performance conditions would be achieved (which is 250% of target for the 2022-2024 PSUs), is as follows:

Name	Maximum 2022-2024 PSU Award ($)
Edward L. Doheny II	12,250,012
Christopher J. Stephens	2,434,329
Emile Z. Chammas	2,857,367
Jannick Thomsen	1,509,532
Sergio Pupkin	1,732,576

[2] The amounts in the Non-Equity Incentive Compensation column for 2022 reflect the cash portion of annual bonuses earned by the named executive officers for 2022. Mr. Doheny received an SLO award for the entirety of his annual bonus for 2022. The value of the SLO award portion of annual bonuses at the service inception date is included in the Stock Awards column. For further discussion regarding annual bonus awards in 2022, see "—Compensation Discussion and Analysis—2022 Compensation Decisions and Results—Annual Incentive Compensation."

Sealed Air®

[3] The amounts shown in the All Other Compensation column for 2022 are attributable to the following:

Name	Company Profit Sharing Contribution* ($)	Company Matching Contributions* ($)	Other Perquisites** ($)	Total ($)
Edward L. Doheny II	15,250	12,200	3,250	30,700
Christopher J. Stephens	15,250	12,200	3,200	30,650
Emile Z. Chammas	15,250	12,200	—	27,450
Jannick Thomsen	15,250	12,200	—	27,450
Sergio Pupkin	15,250	12,200	2,400	29,850

* Made to the Sealed Air Corporation 401(k) and Profit-Sharing Plan.

** Reflects the aggregate incremental cost to the Company for the executive physical benefit.

[4] Mr. Thomsen first became a named executive officer in 2022, and therefore compensation for prior years is not reported. The $75,000 bonus for 2022 was a sign-on bonus in connection with him being hired by the Company.

Grants of Plan-Based Awards in 2022

The following table sets forth additional information concerning stock awards granted during 2022 under the 2014 Incentive Plan and the cash and SLO portions of the annual bonus targets for 2022 performance under our Annual Incentive Plan.

Name	Type of Award[1]	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2] Target ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[3] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards, Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards[4] ($)
Mr. Doheny	22PSU	2/24/2022		25,910	69,092	172,730		4,900,005
	22RSU	2/24/2022					31,456	2,100,003
	22SLO	1/3/2022			30,414			2,032,182
Mr. Stephens	22PSU	2/24/2022		5,149	13,730	34,325		973,732
	22RSU	2/24/2022					6,251	417,317
	Cash	1/3/2022	529,920					
Mr. Chammas	22PSU	2/24/2022		6,044	16,116	40,290		1,142,947
	22RSU	2/24/2022					7,337	489,818
	Cash	1/3/2022	604,669					
Mr. Thomsen	22PSU	2/24/2022		3,193	8,514	21,285		603,813
	22RSU	2/24/2022					3,876	258,762
	22RSU(hire)	2/23/2022					16,000	1,109,120
	Cash	2/22/2022	394,466					
Mr. Pupkin	22PSU	2/24/2022		3,665	9,772	24,430		693,030
	22RSU	2/24/2022					4,449	297,015
	Cash	1/3/2022	440,000					

¹ Type of Award	Description
Cash	Cash portion of 2022 annual bonus
22SLO	SLO award portion of 2022 annual bonus
22PSU	Three-year PSU award for the performance period beginning January 1, 2022
22RSU	Time-vesting RSU award granted as part of 2022 long-term incentive awards
22RSU(hire)	New hire RSU award for Mr. Thomsen

² This column shows the target awards established in early 2022 for the cash portion of 2022 annual bonuses for each of the named executive officers under our Annual Incentive Plan. While the overall funded bonus sub-pool applicable to the named executive officers has a 25% of target threshold level and a 200% of target maximum funding limit, individual bonus awards can vary as long as the total of all bonus awards is within the overall funded sub-pool. Actual payouts for 2022 are shown in the "Non-Equity Incentive Plan Compensation" column in "—2022 Summary Compensation Table."

³ These columns show (i) target awards established in early 2022 for the SLO portion of 2022 annual bonuses for Mr. Doheny under our Annual Incentive Plan, and (ii) the threshold, target and maximum awards for PSU awards granted in 2022 for each of the named executive officers under the 2014 Incentive Plan.

The threshold number of shares for 2022-2024 PSU awards is 37.5% of the target number of shares for the Adjusted EBITDA CAGR and ROIC portions and the maximum number of shares for such awards is 250% of the target number of shares. Shares, to the extent earned, will be issued in 2025 for the 2022-2024 PSU awards. See "—Compensation Discussion and Analysis—2022 Compensation Decisions and Result—Long-Term Incentive Compensation."

⁴ This column shows the fair value on the grant date or service inception date of the equity awards shown in the table computed in accordance with FASB ASC Topic 718. The manner in which grant date fair value was determined for awards granted in 2022 is discussed in Note 1 under "—2022 Summary Compensation Table." The amounts shown exclude the impact of estimated forfeitures.

Additional Information about Annual and Long-Term Incentive Awards

Annual Incentive Plan: Cash Bonuses and SLO Awards

Each of the named executive officers has a target bonus that is established by the Compensation Committee during the first quarter of the year. Also, certain of the named executive officers have the opportunity at a time determined by the Compensation Committee (generally prior to the start of the performance year) to designate a portion of his or her annual bonus to be received as a SLO award under the 2014 Incentive Plan. The portion to be denominated as SLO awards, in increments of 25% of the annual bonus, may be given a premium to be determined by the Compensation Committee each year. The stock price used to calculate the number of shares that can be earned is the average closing price for the first 15 trading days of the performance year, thereby reflecting stock price changes during the performance year in the value of the SLO award. Beginning in 2019, no new executive officers may make this election.

Once the amount of the annual bonus has been determined for each named executive officer following the end of the year, the cash portion is paid out shortly thereafter, and the SLO award is provided in the form of an award of RSUs under the 2014 Incentive Plan. These RSUs are granted on a date determined by the Compensation Committee, but no later than March 15 following the end of the performance year, and vest on the second anniversary of the RSU grant date. For example, the RSUs awarded for a 2022 SLO award are granted in early 2023 and vest in early 2025. For the "principal portion" of the award that would have otherwise been paid in cash, the SLO awards may vest earlier upon any termination of employment, other than for cause. For the "premium portion" of the award equal to the additional 25%, the award may vest earlier only in case of death, disability or retirement. Except as described above, if the recipient ceases to be employed by us prior to vesting, then the award is forfeited, except for certain circumstances following a change in control. SLO awards in the form of RSUs have no voting rights until shares are issued to them but do receive a cash payment in the amount of the dividends (without interest) on the shares they have earned at about the same time that shares are issued to them following vesting.

Retirement for the purpose of SLO awards and the PSU awards described below means termination of employment after at least age 55 with at least 10 years of employment, and in each case excluding termination for cause.

Performance Share Unit Awards

PSU awards, which were awarded under the 2014 Incentive Plan, generally provide for a three-year performance period with a targeted number of shares to be earned if performance during the period meets goals set by the Compensation Committee during the first 90 days of the period. If performance is below defined threshold levels, then no units will be earned, and if performance exceeds defined maximum levels, then a maximum number of units (above the target number) will be earned. PSU awards are not transferable by the recipient until the end of the performance period and certification by the Compensation Committee with respect to each performance measure used for the award. If a recipient terminates employment during the performance period due to death, disability or retirement, then the recipient (or his or her estate) will receive a pro rata payout following the end of the performance period based on the portion of the performance period during which the recipient was employed and based on the number of units that would have been earned by the recipient if he or she had remained employed for the entire performance period. If the recipient leaves employment during the performance period for any other reason, then the units are forfeited, except for certain circumstances following a change in control. At about the same time that shares are issued to recipients following the performance period, recipients also receive a cash payment in the amount of the dividends (without interest) that would have been paid during the performance period on the number of shares that they have earned. Holders of PSU awards have no voting rights as stockholders until shares of common stock are issued after the end of the performance period.

Restricted Stock Units

As part of the 2022 long-term incentive award, awards of RSUs vest in equal installments annually over three years. RSU awards may vest earlier in the event of the recipient's death or disability. If a recipient terminates employment prior to vesting, then the award of RSUs is forfeited, except for certain circumstances following a change in control. Within 90 days following the date of termination, the Compensation Committee can waive the forfeiture of all or a portion of an award. During the vesting period, holders of unvested RSUs have no voting rights. We do not pay dividends on unvested RSUs. Instead, following vesting, holders receive a cash payment in the amount of dividends (without interest) that would have been paid during the vesting period.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table shows, as of December 31, 2022, outstanding and unvested stock awards under the 2014 Incentive Plan for the named executive officers. All market or payout values in the table shown for stock awards are based on the closing price of common stock on the last trading day of 2022 ($49.88).

		Stock Awards			
Name	Type of Awards[1]	Number of Shares or Units of Common Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Common Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Award: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Mr. Doheny	21PSU			103,764	5,175,748
	22PSU			69,092	3,446,309
	20RSU	18,402	917,892		
	21RSU	29,886	1,490,714		
	22RSU	31,456	1,569,025		
	20SLO	72,043	3,593,505		
	21SLO	37,756	1,883,269		
Mr. Stephens	21PSU			17,324	864,121
	22PSU			13,730	684,852
	21RSU	5,048	251,794		
	21RSU(hire)	22,223	1,108,483		
	22RSU	6,251	311,800		
Mr. Chammas	21PSU			19,300	962,684
	22PSU			16,116	803,866
	20RSU	3,315	165,352		
	21RSU	5,624	280,525		
	22RSU	7,337	365,970		
Mr. Thomsen	22PSU			8,514	424,678
	22RSU	3,876	193,335		
	22RSU(hire)	16,000	798,080		
Mr. Pupkin	21PSU			8,832	440,540
	22PSU			9,772	487,427
	20RSU	1,324	66,041		
	21RSU	2,574	128,391		
	21RSU(SVP)	2,255	112,479		
	22RSU	4,449	221,916		

Sealed Air®

[1] Type of Award	Description
20SLO	SLO award portion of 2020 annual bonus
21SLO	SLO award portion of 2021 annual bonus
21PSU	Three-year PSU award for the performance period beginning January 1, 2021
22PSU	Three-year PSU award for the performance period beginning January 1, 2022
20RSU	Time-vesting restricted stock award granted February 12 and 13, 2020 and vesting in equal annual installments over three years
21RSU	Time-vesting restricted stock unit award granted February 10 and 11, 2021 and vesting in equal annual installments over three years
22RSU	Time-vesting restricted stock unit award granted February 24, 2022 and vesting in equal annual installments over three years
21RSU(hire)	Time-vesting RSU award granted January 4, 2021 and vesting in equal annual installments over three years
21RSU(SVP)	Time-vesting RSU award granted July 1, 2021 in connection with promotion to SVP and vesting in equal installments over three years
22RSU(hire)	Time-vesting RSU award granted February 23, 2022 and vesting in equal annual installments over three years

[2] The amounts shown in this column for 20SLO awards are the actual numbers of restricted stock units earned by each named executive officer under the stock leverage opportunity feature of the Annual Incentive Plan for 2020. The 20SLO awards were made in the form of awards of restricted stock units that vested in March 2023. The amounts shown in this column for 21SLO awards are the actual numbers of restricted stock units earned by each named executive officer under the stock leverage opportunity feature of the Annual Incentive Plan for 2021. The 21SLO awards were made in the form of awards of restricted stock units that vest in March 2024, or earlier (a) upon termination of employment, other than for cause, with respect to the "principal portion" or (b) in case of death, disability or retirement with respect to the "premium portion."

[3] The market or payout values shown in this column are based on the closing price of common stock on December 30, 2022 of $49.88 per share as reported on the NYSE.

[4] The amounts shown in this column for 21PSU and 22PSU awards represent 100% of the target number of shares based on performance through December 31, 2022. The PSUs are not settled until after the end of the performance period when performance results are certified by the Compensation Committee, usually at the regularly scheduled meeting in February, which generally approximates three years after the original grant date.

Stock Vested in 2022

The following table shows the number of shares vested for stock awards for the named executive officers during 2022, as well as the value of the shares realized upon vesting.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Edward L. Doheny II	371,162	19,806,700
Christopher J. Stephens	13,634	906,201
Emile Z. Chammas	47,899	2,460,850
Jannick Thomsen	—	—
Sergio Pupkin	20,210	1,046,485

The value realized represents the gross number of shares or units that vested, multiplied by the closing market value of our common stock on the applicable vesting date, and includes any amounts that were withheld for applicable taxes. Certain awards that vested during 2022 may be paid during 2023, when performance results were certified or as the result of certain payment delays required by U.S. tax laws.

Pension Benefits in 2022

In 2022, no named executive officers were participants in the Sealed Air Corporation Combined Pension Plan, a tax-qualified defined benefit plan which is comprised of several component plans, all of which have been frozen for salaried employees.

Nonqualified Deferred Compensation in 2022

In 2022, no named executive officers participated in the Sealed Air Corporation Deferred Compensation Plan for Key Employees, an unfunded nonqualified deferred compensation plan designed to provide selected employees the opportunity to defer the payment of a portion of base salary and certain cash annual incentive compensation.

Each year the Deferred Compensation Plan for Key Employees permits participating employees to elect to defer (a) up to 50% of base salary for the year and (b) up to 100% of the cash annual incentive award for the year payable under our Annual Incentive Plan. Our Deferred Compensation Plan for Key Employees permits discretionary contributions by us. Participant account balances are credited with interest as determined by the Compensation Committee, which has determined that accounts will be adjusted monthly based on the Moody's Seasoned Aaa Corporate Bond Yield for that month.

A participant's account will be distributed based on the participant's payment election made at the time of deferral. A participant can elect to have deferrals credited to a "retirement account" to be paid in a lump sum or installments (over 5, 10 or 15 years) commencing the seventh month after termination of employment or at a later age or date selected by the participant. Alternatively, a participant can have up to two "in-service accounts" that will be payable in a lump sum or 5 annual installments on a date specified by the participant (or earlier upon a termination of employment).

Payments Upon Termination or Change in Control

We do not have any severance programs or agreements covering any of our named executive officers, except for the arrangements described below and benefits generally available to salaried employees, also noted below. We also have no programs or agreements providing any payments or benefits to our named executive officers in connection with a change in control, except as part of our equity compensation awards and Executive Severance Plan as discussed in more detail below. The following describes arrangements that address cash payments or other benefits to certain of our named executive officers following termination of employment:

Doheny Offer Letter Agreement

Mr. Doheny's 2017 Offer Letter includes severance protection if Mr. Doheny's employment is terminated by us without "cause" or by Mr. Doheny for "good reason" (as those terms are defined in the 2017 Offer Letter). If the termination of employment occurs other than within 24 months after a change in control, the cash severance equals two times the sum of his annual salary and target annual bonus. If the termination of employment occurs on or within 24 months after a change in control, the cash severance equals three times the sum of his annual salary and target annual bonus. Payments for a pro rata bonus and premiums for certain health benefits may also apply. The 2017 Offer Letter does not provide for any tax gross-ups for excise taxes for payments in connection with a change in control, and instead provides for a "best net" cutback consistent with our standard practice for other senior executives. Payment of severance is conditioned on Mr. Doheny providing us with a release of claims and complying with applicable covenants. Upon a termination without cause or with good reason on December 31, 2022, Mr. Doheny would have received the amount of severance benefits shown in the table below.

Under the 2017 Offer Letter, Mr. Doheny's term of employment is scheduled to end on September 18, 2022 with annual one-year renewal terms thereafter. On August 30, 2022, Mr. Doheny and the Company entered into a letter agreement (the "2022 Agreement") amending certain provisions of the 2017 Offer Letter, including extending the term of employment until December 31, 2027.

The 2022 Agreement requires the Company to include certain special retirement provisions in any equity compensation awards made to Mr. Doheny after the date of the 2022 Agreement. Under those special retirement provisions, if Mr. Doheny terminates employment with the Company on or after his "Earliest Retirement Date" for any reason other than his death or disability or under circumstances constituting "Cause" (as defined in the 2017 Offer

Letter), the outstanding equity compensation awards will continue to vest in accordance with their original vesting schedules, subject to any applicable performance conditions. To receive this treatment, Mr. Doheny must comply with any post-employment covenants, including those in his 2017 Offer Letter. Mr. Doheny may also be required to provide a release of claims at the time of his retirement. The special retirement provisions are in lieu of any cash severance benefits otherwise provided under his 2017 Offer Letter or any other Company plan (other than cash severance benefits payable for a "Qualifying Termination" on or within 24 months after a "Change in Control," as those terms are defined in the 2017 Offer Letter). For these purposes, "Earliest Retirement Date" means the earlier of (i) December 31, 2027, or (ii) a date determined by the Board, not before December 31, 2025, if a successor Chief Executive Officer has been identified by the Board, and the Board determines that Mr. Doheny has appropriately supported and cooperated with the succession planning process. The provisions of the 2022 Agreement would not have applied in case of a termination of employment as of December 31, 2022.

Executive Severance Plan

Our Executive Severance Plan provides severance benefits upon a qualifying termination of employment to selected employees as designated by the Compensation Committee. Each of the named executive officers (other than Mr. Doheny) has been designated a participant in the Executive Severance Plan. Severance benefits are triggered under the Executive Severance Plan upon a termination of employment (other than by reason of death or disability) by us without "cause" or by the employee for "good reason" (as those terms are defined in the Executive Severance Plan). Severance benefits equal (a) one year of base salary and target annual bonus (payable over 12 months) and (b) continued health and welfare benefits for a period of 12 months.

If a termination without cause or for good reason occurs upon or within two years after a change in control, the employee is instead entitled to receive (a) a lump sum payment equal to two years of the sum of base salary plus target annual bonus, (b) continued health and welfare benefits for up to 18 months, and (c) accelerated vesting of all outstanding equity compensation awards. For this purpose, and consistent with the current provisions of our stockholder-approved 2014 Incentive Plan, accelerated vesting of any performance-based equity awards is based on assumed achievement of performance goals at the greater of target performance or actual performance measured through the last quarter preceding the change in control. Additional details on treatment of equity awards upon termination of employment or following a change in control can be found below.

Severance benefits are conditioned upon an employee giving us a general release of claims at the time of separation. Benefits are also conditioned upon an employee's compliance with certain restrictive covenants regarding non-disparagement, confidentiality, and non-competition (in addition to any other restrictive covenants to which an employee may be subject). No tax gross-ups are provided to any participant under the Plan in case of any excise taxes under Sections 280G and 4999 of the Internal Revenue Code as a result of payments under the Executive Severance Plan in connection with a change in control. If an employee covered by the Plan is also entitled to severance under an existing agreement with us, the terms of the individual severance agreement will control instead of the Plan.

The following table shows the total amount that would have been payable to the named executive officers under the Executive Severance Plan, or, for Mr. Doheny, under his 2017 Offer Letter, in case of a qualifying termination on December 31, 2022.

Name	Termination Without Cause or With Good Reason—No Change in Control[1] ($)	Termination Without Cause or With Good Reason—Within 2 Years After a Change in Control[2] ($)
Mr. Doheny	5,895,984	8,822,237
Mr. Stephens	1,208,299	2,408,608
Mr. Chammas	1,373,372	2,740,311
Mr. Thomsen	1,053,673	2,098,009
Mr. Pupkin	1,010,983	2,011,474

[1] This column includes cash severance and estimated value of continued benefits for the applicable severance period.

[2] This column includes lump sum payments equal to two times of the sum of annual salary and target annual bonus, plus the estimated value of continued benefits for 18 months, except that for Mr. Doheny it includes (a) three times the sum of his annual salary and target annual bonus and (b) two times the cost of certain benefits. The column excludes the value of any accelerated vesting of equity compensation awards (see following table).

Our incentive award programs include provisions addressing the extent to which the award becomes vested and payable or is forfeited upon termination of employment. The following briefly describes the key features of these provisions. See also "—Additional Information about Annual and Long-Term Incentive Awards" for more details.

Annual Bonus Awards

Under our Annual Incentive Plan, employees must remain employed through the applicable payment date in order to be entitled to receive an annual bonus for a year; otherwise, payment of the annual bonus is at our discretion. Bonuses are paid during the month of March for the prior year, so termination of the named executive officers as of the end of 2022 would have meant that they were not entitled to receive a cash bonus or SLO award based on 2022 performance. For a termination of employment before the bonus payment date, the payment of an annual bonus is discretionary depending on the circumstances. Under his 2017 Offer Letter, however, Mr. Doheny will receive a pro rata annual bonus in case of a termination without cause or for good reason. The annual bonus paid (as cash and/or SLO award) under the Annual Incentive Plan to each named executive officer for 2022 was as follows: Mr. Doheny, $2,160,144; Mr. Chammas, $642,763; Mr. Thomsen, $419,317; Mr. Stephens, $563,305; and Mr. Pupkin, $467,720. These amounts may not represent the amounts that would have been awarded if the named executive officers had terminated employment at the end of 2022 for any of the reasons noted above.

Restricted Stock and Restricted Stock Units

These awards will vest in full in case of death or disability before the scheduled vesting date and will generally forfeit for any other termination of employment before the scheduled vesting date with four exceptions. First, SLO awards that have been awarded as RSUs after the end of the performance year will vest in full upon retirement. Second, RSUs will vest upon a termination of employment by us without cause or by the executive with good reason that occurs within two years after a change in control. Third, for SLO awards, the "principal portion" that would have otherwise been paid in cash vests in full upon any termination other than a termination for cause. Fourth, within 90 days following the date of termination, the Compensation Committee can waive the forfeiture of RSAs or RSUs.

Performance Share Units

Termination of employment before the end of the performance period generally results in the forfeiture of any outstanding PSU awards with two exceptions. First, in case of death, disability or retirement before the end of the performance period, a pro rata number of the PSUs will become payable after the end of the performance period, based on the actual performance results for the performance period. Second, in case of a change in control followed within two years by a termination of employment without cause or by the executive with good reason (a "qualifying termination" for purposes of the table below), per the Executive Severance Plan, the PSUs will become payable as of the date of termination based on target performance (or actual performance through the quarter prior to the change in control, if greater).

The following table shows the amounts that would have been payable to the named executive officers under these equity award programs for a termination of employment as of December 31, 2022, based on the closing price of common stock on the last trading day of 2022 ($49.88), and includes the value of accrued cash dividend equivalents through that date. All awards remain subject to the Recoupment Policy (discussed in "Compensation Discussion and Analysis" above).

Name	Type of Award	Death or Disability ($)	Involuntary for Cause ($)	Involuntary (All Others)[1] ($)	Voluntary ($)	CIC Only ($)	CIC + Qualifying Termination[2] ($)
Mr. Doheny	PSU[3]	4,725,608	—	—	—	—	8,839,203
	RSU[4]	4,041,426	—	—	—	—	4,041,426
	SLO[5]	5,636,534		4,486,215	4,486,215		5,636,534
Mr. Stephens	PSU[3]	826,043	—	—	—	—	1,586,983
	RSU[4]	1,698,895	—	—	—	—	1,698,895
Mr. Chammas	PSU[3]	934,114	—	—	—	—	1,809,551
	RSU[4]	824,868	—	—	—	—	824,868
Mr. Thomsen	PSU[3]	143,829	—	—	—	—	431,490
	RSU[4]	1,007,316	—	—	—	—	1,007,316
Mr. Pupkin	PSU[3]	467,960	—	467,960	467,960	—	949,563
	RSU[4]	423,026	—	—	—	—	423,026

[1] For Mr. Doheny, amounts in this column also include amounts resulting from a termination of employment by Mr. Doheny for good reason.

[2] The column consists of amounts that would have been paid to the named executive officers if a change in control had occurred within the two-year period ending December 31, 2022 and a qualifying termination of employment had occurred at the end of 2022.

[3] These rows consist of amounts that would have been paid in connection with 2021 and 2022 three-year PSU awards. For the scenarios other than "CIC + qualifying termination," the PSUs are included assuming target performance. In the case of "CIC + qualifying termination," per the terms of the Executive Severance Plan under which each of the named executive officers participates, the amounts represent the full value of the awards based on target performance and are not prorated. In certain cases, vesting may be conditioned on the named executive officer first providing us with a release of claims. Because Mr. Pupkin was retirement eligible as of December 31, 2022, the amounts above under "Involuntary (all others)" and "Voluntary" represent the prorated values of those PSU awards.

[4] These rows consist of time-vesting restricted stock awards granted as part of 2020, 2021 and 2022 long-term incentive awards, and time-vesting new hire and promotion restricted stock unit awards granted to certain of the named executive officers as detailed in the table under "Outstanding Equity Awards at 2022 Fiscal Year-End."

[5] This row consists of amounts that would have been paid to Mr. Doheny in connection with outstanding SLO awards. The amounts above under "Involuntary (all others)" and "Voluntary" represent the "principal portion" of the awards.

The benefits described or referenced above are in addition to benefits available generally to salaried employees upon termination of employment, such as, for employees in the United States, distributions under our 401(k) and Profit-Sharing Plan, non-subsidized retiree medical benefits, disability benefits and accrued vacation pay (if applicable).

CEO Pay Ratio

As required by applicable SEC rules, we are providing the following estimate of the relationship of the annual total compensation of our employees and the annual total compensation of Edward L. Doheny II, our President and CEO as of the end of 2022, our last completed fiscal year.

For 2022, the median of the annual total compensation of all our employees, other than our CEO, was $53,248, and the annual total compensation of our CEO, as reported in "Executive Compensation—2022 Summary Compensation Table" (and adjusted as noted below), was $10,369,431.

Based on this information, we reasonably estimate that for 2022 our CEO's annual total compensation was approximately 195 times that of the median of the annual total compensation of all our employees.

We took the following steps to identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of our median employee and our CEO.

- We determined that, as of December 31, 2022, our employee population consisted of approximately 16,300 individuals. This population consisted of our full-time, part-time and temporary employees employed with us as of the determination date.

- To identify the "median employee" from our employee population, we used total annual salary (including base wages for hourly employees) that each employee was paid for 2022 before any taxes, deductions, insurance, premiums and other payroll withholding, plus any 2022 target bonus amount. Salaries in foreign currency were translated into USD at the full year (statement of operations) exchange rates. We then identified three individuals, all within $24 of one another based on this consistently applied compensation measure and selected as the median employee the individual with our standard benefits. We did not use any statistical sampling techniques.

- For the annual total compensation of our median employee, we identified and calculated the elements of that employee's compensation for 2022 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, except that we also included the estimated value of certain broad-based group health and life benefits.

- For the annual total compensation of our CEO, we used the amount reported in the "Total" column in "Executive Compensation—2022 Summary Compensation Table." However, to maintain consistency between the annual total compensation of our CEO and the median employee, we also added the estimated value of certain broad-based group health and life benefits for our CEO to the amount reported in that table.

The CEO pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodologies and assumptions described above. SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to employ a wide range of methodologies, estimates and assumptions. As a result, the CEO pay ratios reported by other companies, which may have employed other permitted methodologies or assumptions and which may have a significantly different work force structure from ours, are likely not comparable to our CEO pay ratio.

Sealed Air®

Pay Versus Performance

As required by SEC rules, we are providing the following information about the relationship between executive compensation actually paid to our NEOs and certain financial performance of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns compensation for its NEOs with the Company's performance, refer to the Compensation Discussion and Analysis.

2022 Pay Versus Performance Table

					Value of initial fixed $100 investment based on:			
Year (a)	Summary Compensation Table Total for CEO[1] (b)	Compensation Actually Paid to CEO[2] (c)	Average Summary Compensation Table Total for Other NEOs[3] (d)	Average Compensation Actually Paid to Other NEOs[4] (e)	TSR[5] (f)	Peer Group TSR[6] (g)	GAAP Net Income ($000s)[7] (h)	Adjusted EBITDA[8] (i)
2022	$10,350,942	($2,744,094)	$2,675,244	$1,403,983	$130.98	$111.05	$491.6	$1,120.2
2021	$ 9,674,692	$32,084,428	$1,975,384	$3,399,845	$174.73	$140.44	$506.8	$1,131.6
2020	$11,764,199	$19,355,234	$2,444,415	$3,211,076	$116.97	$120.46	$502.9	$1,051.1

[1] The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Doheny (our Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation—Executive Compensation Tables—Summary Compensation Table."

[2] The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Doheny, as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Doheny during the applicable year. In accordance with SEC rules, the following adjustments were made to Mr. Doheny's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total	Minus Reported Value of Equity Awards[a]	Plus Recalculated Value of Equity Awards[b]	Compensation Actually Paid
2022	$10,350,942	$ 9,032,190	($4,062,846)	($2,744,094)
2021	$ 9,674,692	$ 8,407,162	$30,816,898	$32,084,428
2020	$11,764,199	$10,183,694	$17,774,729	$19,355,234

[a] The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.

(b) The recalculated value of equity awards for each applicable year includes the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. For purposes of clause (vi) we have included the dividends accrued on unvested awards as dividends paid, although such dividends equivalents will only be paid to the extent the underlying equity award becomes vested. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in determining the recalculated value of equity awards are as follows:

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Recalculated Value of Equity Awards
2022	$ 6,360,979	($4,718,863)	—	($5,184,588)	($1,076,585)	$556,211	($ 4,062,846)
2021	$15,585,639	$12,155,133	—	$ 2,785,580	$0	$290,546	$30,816,898
2020	$15,474,409	$ 1,717,803	—	$ 450,428	($62,314)	$194,403	$17,774,729

3 The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's NEOs as a group (excluding Mr. Doheny) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Doheny) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2022, Mr. Stephens, Mr. Chammas, Mr. Thomsen, and Mr. Pupkin; (ii) for 2021, Mr. Stephens, Mr. Chammas, Mr. Pupkin, Angel S. Willis, and James M. Sullivan; and (iii) for 2020, Mr. Sullivan, Mr. Chammas, Karl R. Deily, and Ms. Willis.

4 The dollar amounts reported in column (e) represent the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Doheny), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the Company's NEOs as a group (excluding Mr. Doheny during the applicable year. In accordance with SEC rules, the following adjustments were made to average total compensation for each year to determine the compensation actually paid, using the same methodology as described above in Note 2:

Year	Reported Summary Compensation Table Total for other NEOs	Minus Reported Value of Equity Awards for Other NEOs(a)	Plus Recalculated Value of Equity Awards for Other NEOs(b)	Compensation Actually Paid for Other NEOs
2022	$2,675,244	$1,496,388	$225,127	$1,403,983
2021	$1,975,384	$1,043,194	$2,467,655	$3,399,845
2020	$2,444,415	$1,044,844	$1,811,505	$3,211,076

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.

(b) The recalculated value of equity awards for each applicable year includes the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. For purposes of clause (vi) we have included the dividends accrued on unvested awards as dividends paid, although such dividends equivalents will only be paid to the extent the underlying equity award becomes vested. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

The amounts deducted or added in determining the recalculated value of equity awards are as follows:

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Recalculated Value of Equity Awards for other NEOs
2022	$ 979,349	($471,283)	—	($320,051)	$0	$37,112	$ 225,127
2021	$1,623,239	$638,240	—	$186,224	$0	$19,952	$2,467,655
2020	$1,600,478	$187,825	—	$11,239	$0	$11,963	$1,811,505

[5] Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

[6] Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is listed in the table below by year and is the same group of companies used in our Common Stock Performance Comparison graph as included in our Annual Report on Form 10-K for the applicable year.

Year	Peer Group
2022	AptarGroup, Inc., Ashland Global Holdings Inc., Avery Dennison Corporation, Avient Corporation, Axalta Coating Systems Ltd., Ball Corporation, Berry Global Group, Inc., Celanese Corporation, Crown Holdings, Inc., Dover Corporation[1], Fortive Corporation[1], Graphic Packaging Holding Co., Packaging Corporation of America, Silgan Holdings Inc., Sonoco Products Co.
2021	AptarGroup, Inc., Ashland Global Holdings Inc., Avery Dennison Corporation, Avient Corporation, Axalta Coating Systems Ltd., Ball Corporation, Berry Global Group, Inc., Celanese Corporation, Crown Holdings, Inc., Graphic Packaging Holding Co., Greif, Inc., HB Fuller Company[2], Owens-Illinois, Inc., Packaging Corporation of America, Silgan Holdings Inc., Sonoco Products Co.
2020	AptarGroup, Inc., Ashland Global Holdings Inc., Avery Dennison Corporation, Avient Corporation, Axalta Coating Systems Ltd., Ball Corporation, Bemis Company, Inc.[3], Berry Global Group, Inc., Celanese Corporation, Crown Holdings, Inc., Graphic Packaging Holding Co., Greif, Inc., Maple Leaf Foods, Inc., Owens-Illinois, Inc., Packaging Corporation of America, Silgan Holdings Inc., Sonoco Products Co.

[1] Dover Corporation and Fortive Corporation replaced Greif, Inc., HB Fuller Company, and Owens-Illinois, Inc. If the peer group would have remained unchanged from the prior year, the resulting cumulative peer total shareholder return would have been $112.86 in 2022.

[2] HB Fuller Company replaced Maple Leaf Foods, Inc. If the peer group would have remained unchanged, the resulting cumulative peer total shareholder return would have been $139.23 in 2021 and $111.65 in 2022.

[3] Bemis Company, Inc. removed due to its acquisition by Amcor Ltd.

[7] The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

[8] "Adjusted EBITDA" means our earnings before interest, taxes, depreciation and amortization, derived from our U.S. GAAP net earnings and subject to certain specified adjustments. The amounts in this table are the same amounts used each year for purposes of the Annual Incentive Plan as disclosed in the Compensation Discussion and Analysis.

Most Important Performance Measures for 2022

As described in greater detail in the Compensation Discussion and Analysis, the Company's executive compensation program includes linking pay of our NEOs to strategic business, operational, and financial goals for both annual and long-term incentive awards. For the last fiscal year, the most important financial performance measures used by the Company to link executive compensation actually paid to the NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Adjusted EBITDA

- Net Sales

- Free Cash Flow

- Adjusted EBITDA CAGR

- Return on Invested Capital

Relationship of Compensation Actually Paid to Certain Measures

We believe the table above shows the alignment between compensation actually paid to the NEOs and the Company's performance, consistent with our compensation philosophy as described in our Compensation Discussion and Analysis. Specifically, a large portion of the NEOs' compensation is reliant on TSR and as such the CEO and non-CEO "compensation actually paid" each year was aligned with our TSR performance and increased when our TSR performance increased but declined when our TSR performance declined. The charts below show, for the past three years, the relationship of the Company's TSR relative to its peers as well as the relationship between the CEO and non-CEO "compensation actually paid" and (i) the Company's TSR; (ii) the Company's net income; and (iii) the Adjusted EBITDA.

Compensation Actually Paid and Cumulative TSR

The following graph illustrates the compensation actually paid to Mr. Doheny and the average of the other NEOs against the cumulative total shareholder return of the Company and its selected peer group.



Compensation Actually Paid and Net Income

The following graph illustrates the compensation actually paid to Mr. Doheny and the average of the other NEOs against the Company's net income over the three years presented in the table.



Compensation Actually Paid and Adjusted EBITDA

The following graph illustrates the compensation actually paid to Mr. Doheny and the average of the other NEOs against the Company's Adjusted EBITDA over the three years presented in the table.



Adjusted EBITDA

Equity Compensation Plan Information

The following table provides information as of December 31, 2022 with respect to shares of common stock that may be issued under our 2014 Incentive Plan, the only equity compensation plan that was effective in 2022.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Remaining Available for Future Issuance Under Equity Compensation Plans (c)
Equity compensation plans approved by stockholders	2,593,143[1]	—	4,060,843[2]
Equity compensation plans not approved by stockholders	—	—	—
Totals	2,593,143	—	4,060,843

[1] Includes the following as of December 31, 2022:

- 456,547 performance share units awarded under the 2020 three-year PSU award. This number reflects that such awards are paid out based upon the achievement level equal to 172.4% of the target as certified by the Organization and Compensation Committee in February 2023.

- 378,397 performance share units awarded under the 2021 three-year PSU award. This number reflects an assumption that such awards will be paid out at 156% of the target, based on current projected performance conditions.

- 177,238 performance share units awarded under the 2022 three-year PSU award. This number reflects an assumption that such awards will be paid out at 100% of the target, based on current projected performance conditions.

- 15,759 for other performance-conditioned units, assumed to be paid out at 100% of the target, based on current projected performance conditions.

- 1,486,205 unvested restricted stock units.

- 78,457 deferred stock units held by non-employee directors.

[2] Comprised of 5,089,324 shares available as of December 31, 2022 for awards under the 2014 Incentive Plan (as disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022) plus 1,486,205 unvested restricted stock units and 78,457 deferred stock units held by non-employee directors, and less the number of shares reported under column (a) in the table above.

There is no exercise price for shares or units awarded under the 2014 Incentive Plan. There was no exercise price for deferred stock units credited to the accounts of non-employee directors in 2022.

Sealed Air®

Proposal 2. Ratification of Appointment of Independent Auditor for 2023

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the Company's financial statements. In connection with this responsibility, the Audit Committee engages in an annual evaluation of the independent registered public accounting firm, including a review and evaluation of the lead audit partner. The Audit Committee considers, in particular, whether the retention of the firm is in the best interests of our Company and our stockholders, taking into account the firm's quality of service, the firm's institutional knowledge and experience, the firm's international capabilities, the firm's sufficiency of resources, the quality of the communication and interaction with the firm, and the firm's independence, objectivity and professional skepticism.

After assessing the qualifications, performance and independence of PricewaterhouseCoopers LLP, or PwC, which has served as the Company's independent external auditor since 2019, the Audit Committee considers PwC to be well-qualified and believes that the continued retention of PwC is in the best interest of Sealed Air and its stockholders. The Audit Committee therefore has approved the retention of PwC, an independent registered public accounting firm, as our independent external auditor to examine and report on our consolidated financial statements and the effectiveness of our internal control over financial reporting for the fiscal year ending December 31, 2023.

On February 21, 2023, the Audit Committee presented its conclusions regarding the selection and appointment of PwC as our independent auditors to the Board. Following this presentation, the Board voted unanimously to recommend that the stockholders vote to ratify the Audit Committee's selection of PwC as our independent registered public accounting firm for 2023. The Audit Committee and the Board believe that the continued retention of PwC as our independent auditor is in the best interest of Sealed Air and its stockholders.

Even if the proposal is approved, the Audit Committee may, in its discretion, appoint a different independent registered public accounting firm to serve as independent auditor at any time during the year.

We expect representatives of PwC to be present at the Annual Meeting. They will have the opportunity to make a statement and respond to appropriate questions.

The Board of Directors recommends a vote "FOR" the proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2023.

Principal Independent Auditor Fees

The following table sets forth the aggregate fees billed to us by PwC for professional services rendered for the fiscal years ended December 31, 2022 and 2021:

	2022	2021
Audit Fees[1]	$7,519,941	$ 7,611,849
Audit-Related Fees[2]	350,000	300,000
Tax Fees[3]	682,696	1,243,107
All Other Fees[4]	16,900	16,900
Total Fees	$8,569,537	$9,171,856

[1] Includes services relating to the audit of the annual consolidated financial statements, audit of the effectiveness of internal control over financial reporting, review of quarterly consolidated financial statements, statutory audits, comfort letters, and consents and review of documentation for securities offerings.

[2] Includes work performed for transactional and related matters in 2022 and due diligence activities associated with certain divestiture transaction in 2021.

[3] Includes services for global tax compliance and other tax projects.

[4] Includes fees for accounting related research and disclosure software.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that requires the Audit Committee or its chair to pre-approve all engagements with our independent auditor. These services include audit services, audit-related services and tax services. Each year, the Audit Committee must approve the independent auditor's retention to audit our financial statements, subject to ratification by the stockholders. The Audit Committee also approves the estimated fees associated with the audit before the audit begins. The Audit Committee or its chair also pre-approves any engagement of an auditing firm other than the independent auditor to perform a statutory audit for any of our subsidiaries. The Audit Committee or its chair pre-approved all audit, audit-related, tax and other services provided during 2022.

Report of Audit Committee

The Audit Committee of the Board of Directors consists entirely of members who meet the independence requirements of the listing standards of the New York Stock Exchange (NYSE), the rules and regulations of the SEC and the Standards for Director Independence of Sealed Air Corporation (Sealed Air), as determined by the Board of Directors, or the Board. The Board also determined that all Audit Committee members are financially literate in accordance with NYSE listing standards and each of Messrs. Ahmad and Berryman qualifies as an "audit committee financial expert" as defined by SEC rules. The Audit Committee is responsible for providing independent, objective oversight of the financial reporting processes and internal controls of Sealed Air. The Audit Committee is also responsible for the appointment, compensation, retention and oversight of Sealed Air's independent registered public accounting firm, including the selection of the firm's lead engagement partner. The Audit Committee operates under a written charter approved by the Board of Directors. A copy of the current charter is available on Sealed Air's website at *www.sealedair.com*.

Management is responsible for Sealed Air's system of internal control and financial reporting processes, for the preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles and for the annual report on Sealed Air's internal control over financial reporting. The independent registered public accounting firm is responsible for performing an independent audit of Sealed Air's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board, or PCAOB, and for issuing a report on the financial statements and the effectiveness of Sealed Air's internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes. Audit Committee members do not serve as professional accountants or auditors for Sealed Air, and their functions are not intended to duplicate or certify the activities of Sealed Air's management or independent registered public accounting firm.

Consistent with its monitoring and oversight responsibilities, the Audit Committee met with management and PricewaterhouseCoopers LLP, or PwC, the independent registered public accounting firm of Sealed Air, to review and discuss the December 31, 2022 audited consolidated financial statements. Management represented that Sealed Air had prepared the consolidated financial statements in accordance with U.S. generally accepted accounting principles. The Audit Committee discussed with PwC the matters required by the PCAOB in accordance with Auditing Standard No. 1301, "Communications with Audit Committees."

The Audit Committee received from PwC the written communication that is required by PCAOB Rule 3526, "Communication with Audit Committees Concerning Independence," and the Audit Committee discussed with PwC that firm's independence. The Audit Committee also considered whether PwC's provision of non-audit services and the audit and non-audit fees paid to PwC were compatible with maintaining that firm's independence. On the basis of these reviews, the Audit Committee determined that PwC has the requisite independence.

Management completed the documentation, testing and evaluation of Sealed Air's system of internal control over financial reporting as of December 31, 2022 as required by Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee received periodic updates from management and PwC at Audit Committee meetings throughout the year and provided oversight of the process. Prior to filing Sealed Air's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, or the Form 10-K, with the SEC, the Audit Committee also reviewed management's report on the effectiveness of Sealed Air's internal control over financial reporting contained in the Form 10-K, as well as the Report of Independent Registered Public Accounting Firm provided by PwC and also included in the Form 10-K. PwC's report included in the Form 10-K related to its audit of Sealed Air's consolidated financial statements and the effectiveness of Sealed Air's internal control over financial reporting.

Based upon the Audit Committee's discussions with management and PwC and the Audit Committee's review of the information provided by, and the representations of, management and PwC, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements as of and for the year ended December 31, 2022 be included in Sealed Air's Annual Report on Form 10-K for the year ended December 31, 2022. The Audit Committee selected PwC as Sealed Air's independent registered public accounting firm for the fiscal year ending December 31, 2023, and recommended that the selection be submitted for ratification by the stockholders of Sealed Air.

Audit Committee

Zubaid Ahmad, Chair
Kevin C. Berryman
Harry A. Lawton III
Suzanne B. Rowland

Proposal 3. Approval of Executive Compensation on Advisory Basis

Our stockholders have the opportunity at the Annual Meeting to vote to approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with SEC rules.

Our compensation program is intended to provide appropriate and balanced incentives toward achieving our annual and long-term strategic objectives, to support a performance-oriented environment based on the attainment of goals and objectives intended to benefit us and our stockholders and to create an alignment of interests between our executives and our stockholders. This approach has resulted in our ability to motivate our existing executives and to attract new executives with the skills and attributes that we need. Please refer to "Executive Compensation—Compensation Discussion and Analysis" for an overview of the compensation of our named executive officers.

We are asking for stockholder approval of the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with SEC rules, which disclosures include the disclosures under "Executive Compensation—Compensation Discussion and Analysis," the compensation tables and the narrative discussion following the compensation tables. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this Proxy Statement.

Accordingly, stockholders are being asked to vote on the following resolution:

> RESOLVED, that the stockholders of Sealed Air Corporation approve the compensation paid to Sealed Air Corporation's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion.

This vote is advisory and therefore not binding on Sealed Air, the Compensation Committee or the Board of Directors. However, the Board and its Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our stockholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

The Board recommends a vote "FOR" the approval of the compensation paid to our named executive officers, as disclosed in this Proxy Statement.

Proposal 4. Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

In accordance with Section 14A of the Securities Exchange Act, the Board is requesting that our stockholders vote, on a non-binding, advisory basis, on how frequently they would like to cast an advisory vote on the compensation of our named executive officers. Our prior say-on-frequency vote occurred in 2017. At that year's Annual Meeting of Stockholders, we asked our stockholders to indicate if we should hold a "say-on-pay" vote every one, two or three years. Consistent with the recommendation of the Board of Directors, our stockholders indicated by advisory vote their preference to hold a "say-on-pay" vote annually. After consideration of the 2017 voting results, and based upon its prior recommendation, the Board elected to hold a stockholder "say-on-pay" vote annually.

By voting on this proposal, stockholders may indicate whether they would prefer an advisory vote on named executive officer compensation annually, every two years or every three years. You may vote for every one, two or three years, or you may abstain from voting on the following non-binding resolution:

> RESOLVED: That the option of every year, two years or three years that receives the highest number of votes cast for this resolution will be the frequency with which the stockholders of Sealed Air Corporation recommend by advisory vote that the Company hold an advisory vote on the compensation of our named executive officers.

Although this vote is advisory and non-binding, the Board and the Organization and Compensation Committee value the opinions of our stockholders and will carefully consider the outcome of the advisory vote when making future decisions regarding the frequency of advisory votes on executive compensation. However, the Board may decide that it is in the best interests of Sealed Air and its stockholders to hold an advisory vote more or less frequently than the alternative that has been selected by stockholders.

The Board recommends a vote "FOR" the approval of an ANNUAL advisory vote on the compensation of our named executive officers pursuant to Section 14A of the Securities Exchange Act of 1934.

Questions and Answers About the Annual Meeting

Q: *When and where will the Annual Meeting be held?*

A: This year the Annual Meeting of Stockholders of Sealed Air Corporation, which we refer to below as the Annual Meeting, will be held via live audio webcast at *www.virtualshareholdermeeting.com/SEE2023*, beginning at 8:00 a.m., Eastern daylight time, on Thursday, May 18, 2023.

This year's annual meeting will again be a virtual meeting of stockholders conducted solely via live audio webcast. Each stockholder may participate in the Annual Meeting, including casting votes and submitting questions during the Annual Meeting, by accessing a live webcast at *www.virtualshareholdermeeting.com/SEE2023* and then using the 16-digit control number provided on the Notice of Internet Availability of Proxy Materials or proxy card being delivered to the stockholder. There will be no physical location for the Annual Meeting.

Online check-in to the Annual Meeting webcast will begin at 7:45 a.m., Eastern daylight time. We encourage you to allow ample time to log in to the meeting webcast and test your computer audio system.

Q: *Who may join the Annual Meeting?*

A: The live audio webcast of the Annual Meeting will be available for listening by the general public, but participation in the Annual Meeting, including voting shares and submitting questions, will be limited to stockholders. To ensure they can participate, stockholders and proxyholders should visit *www.virtualshareholdermeeting.com/SEE2023* and enter the 16-digit control number included on their Notice of Internet Availability of Proxy Materials or proxy card.

Q: *What materials have been prepared for stockholders in connection with the Annual Meeting?*

A: We are furnishing stockholders of record with the following proxy materials:

- our 2022 Annual Report to Stockholders, which includes our audited consolidated financial statements;

- this Proxy Statement for the 2023 Annual Meeting, which also includes a letter to stockholders from our President and Chief Executive Officer and from our Chairman of the Board and a Notice of Annual Meeting of Stockholders; and

- for stockholders receiving printed copies of the 2022 Annual Report and this Proxy Statement by mail, a proxy card for the Annual Meeting.

These materials were first made available on the Internet or mailed to stockholders on or about April 6, 2023.

Q: *Why was I mailed a Notice of Internet Availability of Proxy Materials rather than a printed set of proxy materials?*

A: In accordance with rules and regulations adopted by the SEC, we are furnishing the proxy materials to most stockholders by providing access via the Internet, instead of mailing printed copies. This e-proxy process expedites our stockholders' receipt of proxy materials, lowers our costs and reduces the environmental impact of the Annual Meeting.

The Notice of Internet Availability of Proxy Materials tells you how to access and review the proxy materials on the Internet and how to vote on the Internet. The Notice also provides instructions you may follow to request paper or e-mailed copies of our proxy materials.

Q: *Are the proxy materials available via the Internet?*

A: You can access the proxy materials for the Annual Meeting at *https://ir.sealedair.com/reports-filings/annual-meeting*.

Q: *What is a proxy?*

A: Because it is important that as many stockholders as possible be represented at the Annual Meeting, the Board of Directors is asking that you review the Proxy Statement carefully and then vote by following the instructions set forth on the Notice of Internet Availability of Proxy Materials or proxy card. In voting prior to the Annual Meeting, you will deliver your proxy to the Proxy Committee, which means you will authorize the Proxy Committee to vote your shares at the Annual Meeting in the way you instruct. The Proxy Committee consists of Edward L. Doheny II, Christopher J. Stephens, Jr. and Angel S. Willis. All shares represented by valid proxies will be voted in accordance with the stockholder's specific instructions.

Q: *What matters will the stockholders vote on at the Annual Meeting?*

A: Proposal 1. Election of the following nine director nominees:

Elizabeth M. Adefioye	Zubaid Ahmad	Kevin C. Berryman
Françoise Colpron	Edward L. Doheny II	Clay M. Johnson
Henry R. Keizer	Harry A. Lawton III	Suzanne B. Rowland

Proposal 2. Ratification of appointment of our independent auditor for 2023.

Proposal 3. Approval, as an advisory vote, of 2022 executive compensation as disclosed in this Proxy Statement.

Proposal 4. Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

Q: *Who can vote at the Annual Meeting?*

A: Stockholders of record of our common stock at the close of business on March 20, 2023, the record date, will be entitled to vote at the Annual Meeting. A total of 144,385,193 shares of common stock were outstanding as of the record date. Each share outstanding on the record date will be entitled to one vote on each proposal.

Q: *What is a stockholder of record?*

A: A stockholder of record is a stockholder whose ownership of stock is reflected directly on the books and records of our transfer agent, Broadridge.

Q: *What does it mean for a broker or other nominee to hold shares in "street name"?*

A: If you beneficially own shares held in an account with a broker, bank or similar organization, that organization is the stockholder of record and is considered to hold those shares in "street name."

An organization that holds your beneficially owned shares in street name will vote in accordance with the instructions you provide. If you do not provide the organization with specific voting instructions with respect to a proposal, under the rules of the New York Stock Exchange the organization's authority to vote your shares will depend upon whether the proposal is considered a "routine" or non-routine matter.

- The organization generally may vote your beneficially owned shares on routine items for which you have not provided voting instructions to the organization. The only routine matter expected to be voted on at the Annual Meeting is the ratification of the appointment of our independent auditor for 2023 (Proposal 2).

- The organization generally may not vote on non-routine matters, including Proposals 1, 3 and 4. Instead, it will inform the inspector of election that it does not have the authority to vote on those matters. This is referred to as a "broker non-vote."

For the purpose of determining a quorum, we will treat as present at the Annual Meeting any proxies that are voted on any of the four proposals to be acted upon by the stockholders, including abstentions or proxies containing broker non-votes.

SEE) | Sealed Air®

Q: *How do I vote my shares if I do not attend the Annual Meeting?*

A: **If you are a stockholder of record**, you may vote your shares of our common stock prior to the Annual Meeting as follows:

- Via the Internet: You may vote via the Internet at www.proxyvote.com, in accordance with the voting instructions printed on the Notice of Internet Availability of Proxy Materials and the proxy card. Internet voting is available 24 hours a day until 11:59 p.m., Eastern daylight time, on May 17, 2023. You will be given the opportunity to confirm that your instructions have been recorded properly. If you vote via the Internet, you do not need to return a proxy card.

- By Telephone: If you receive a proxy card by mail, you may vote by calling +1-800-690-6903 and following the instructions provided on the telephone line. Telephone voting is available 24 hours a day until 11:59 p.m., Eastern daylight time, on May 17, 2023. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been recorded properly. If you vote by telephone, you do not need to return a proxy card.

- By Mail: If you receive a proxy card by mail, you may vote by returning the completed and signed proxy card in the postage-paid return envelope provided with the proxy card.

If you hold shares in street name, you may vote your shares of our common stock by following the voting instructions provided by your bank, broker or other nominee. In most instances, you will be able to do submit your voting instructions to your bank, broker or other nominee on the Internet, by telephone or by mail. Please refer to information from your bank, broker or other nominee on how to submit voting instructions.

For your information, voting via the Internet is the least expensive to Sealed Air, followed by telephone voting, with voting by mail being the most expensive. Also, you may help us to save the expense of a second mailing if you vote promptly.

Q: *How do I vote if I participate in Sealed Air's 401(k) and Profit-Sharing Plan?*

A: If you are a participant in our 401(k) and Profit-Sharing Plan, you can vote via the Internet or by using the proxy card to provide voting instructions to Fidelity Management Trust Company, or Fidelity, the trustee for the 401(k) and Profit-Sharing Plan, for the shares of common stock allocated to your plan account or accounts. Fidelity will vote your allocated shares in the plan in accordance with directions you provide by 11:59 p.m., Eastern daylight time, on May 15, 2023. If you do not provide timely voting instructions to Fidelity, the terms of the plan provide that Fidelity will vote your shares in the same proportion as shares it votes on behalf of participants who do provide timely voting instructions.

Q: *Can I vote at the Annual Meeting?*

A: If you are a stockholder of record, you generally will be able to vote during the Annual Meeting, whether or not you previously voted. If your shares are held in street name, you must obtain, from the broker, bank or other organization that holds your shares, the information required, including a 16-digit control number, in order for you to be able to participate in, and vote at, the Annual Meeting. You cannot vote shares allocated to your Sealed Air 401(k) and Profit-Sharing Plan account at the Annual Meeting.

Q: *Can I ask questions at the Annual Meeting?*

A: You may submit questions via the Internet during the Annual Meeting by participating in the webcast at *www.virtualshareholdermeeting.com/SEE2023*. Following adjournment of the formal business of the Annual Meeting, we will address appropriate general questions from stockholders regarding Sealed Air in the order in which the questions are received. If we receive substantially similar questions, we will group those questions together and provide a single response to avoid repetition. Additional information regarding the submission of questions during the Annual Meeting can be found in our 2023 Annual Meeting Rules of Conduct and Procedure, available at *www.virtualshareholdermeeting.com/SEE2023.*

Q: *Why is the Annual Meeting being conducted as a virtual meeting?*

A: The Board of Directors considers the appropriate format of our annual meeting of stockholders on an annual basis. This year the Board again chose a virtual meeting format for the Annual Meeting to facilitate broad stockholder attendance and equal participation, and equally, from any location around the world, at no cost. The virtual meeting format will allow our stockholders to engage with us at the Annual Meeting from any geographic location, using any convenient internet-connected devices, including smart phones and tablet, laptop or desktop computers. We will be able to engage with all stockholders as opposed to just those who can afford to travel to an in-person meeting. The virtual format allows stockholders to submit questions and comments during the meeting.

We are utilizing technology from Broadridge Financial Solutions, Inc., or Broadridge, a leading virtual meeting solution provider. The Broadridge platform is expected to accommodate most, if not all, stockholders. Both we and Broadridge will test the platform technology before going "live" for the Annual Meeting.

Q: *What should I do if I have questions about meeting access or procedures prior to the Annual Meeting?*

A: If you have any questions or concerns regarding meeting access or procedures prior to the Annual Meeting, you should call 1-704-503-8841 or send emails to *investor.relations@sealedair.com*.

Q: *What should I do if, during check-in or the meeting, I have technical difficulties or trouble accessing the virtual meeting website?*

A: Online check-in to the Annual Meeting webcast will begin at 7:45 a.m., Eastern daylight time on May 18, 2023. You should allow ample time to log in to the meeting webcast and test your computer audio system. If you encounter any difficulties while accessing the virtual meeting during the check-in or meeting time, a technical assistance phone number will be made available on the virtual meeting registration page 15 minutes prior to the start time of the meeting.

Q: *If I am unable to participate in the live audio webcast of the Annual Meeting, may I listen at a later date?*

A: An audio replay of the Annual Meeting will be posted and publicly available at *https://ir.sealedair.com/reports-filings/annual-meeting* following the Annual Meeting and will remain publicly available for approximately one year. This audio replay will cover the entire Annual Meeting, including each stockholder question addressed during the Annual Meeting.

Q: *May I change my vote or revoke my proxy?*

A: If you are a stockholder of record, you may later change or revoke your proxy at any time before it is exercised by:
- voting via the Internet or telephone at a later time;
- submitting a completed and signed proxy card with a later date; or
- voting via the Internet at the Annual Meeting.

If you are a beneficial owner of shares held in street name, you should contact your bank, broker or other nominee for instructions as to whether, and how, you can change or revoke your proxy.

Q: *What happens if I do not give specific voting instructions?*

A: If you are a stockholder of record and you return a proxy card without giving specific voting instructions, the Proxy Committee will vote your shares in the manner recommended by the Board of Directors on all four proposals presented in this Proxy Statement and as the Proxy Committee may determine in its discretion on any other matters properly presented for a vote at the Annual Meeting.

If you are a beneficial owner of shares held in street name and do not provide specific voting instructions to the broker, bank or other organization that is the stockholder of record of your shares, the organization generally may vote your shares on routine matters but not on non-routine matters. The only routine matter expected to be voted on at the Annual Meeting is the ratification of the appointment of our independent auditor for 2023 (Proposal 2). If the organization does not receive instructions from you on how to vote your shares on any of Proposals 1, 3 and 4, your shares will be subject to a broker non-vote and no vote will be cast on those matters. See "Q: What does it mean for a broker or other nominee to hold shares in 'street name'?" above.

Q: *What if other matters are presented at the Annual Meeting?*

A: If a stockholder of record provides a proxy by voting in any manner described in this Proxy Statement, the Proxy Committee will have the discretion to vote on any matters, other than the four proposals presented in this Proxy Statement, that are properly presented for consideration at the Annual Meeting. We do not know of any other matters to be presented for consideration at the Annual Meeting.

Vote Required for Election or Approval

Introduction

Holders who are present virtually or represented by proxy and who hold shares representing a majority of the votes eligible to be cast will constitute a quorum for the transaction of business at the Annual Meeting. For the purpose of determining a quorum, we will treat as present at the Annual Meeting any proxies that are voted on any matter to be acted upon by the stockholders, as well as abstentions or any proxies containing broker non-votes.

Proposal 1. Election of Directors

Each director will be elected by a vote of the majority of the votes cast with respect to that director, where a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" the director. We will not count shares voted to "abstain" for the purpose of determining whether a director is elected. Similarly, broker non-votes will not have any effect on the outcome of the election of directors since broker non-votes are not counted as "votes cast."

Under our Certificate of Incorporation, our Bylaws and the Delaware General Corporation Law, a director holds office until a successor is elected and qualified or until his or her earlier resignation or removal. Each of the nine nominees currently serves as a director, except for Clay M. Johnson, who is being nominated for initial election to the Board. If any of the nominees who are currently in office is not elected at the Annual Meeting, then our Bylaws provide that the director shall offer to resign from the Board of Directors. The Nominating and Corporate Governance Committee will make a recommendation to the Board whether to accept or reject the resignation, or whether other actions should be taken. The Board will consider and act on the recommendation of the Nominating and Corporate Governance Committee and publicly disclose its decision and the rationale behind it within ninety days from the date of the certification of the election results. The director who offers his or her resignation will not participate in the decision of the Nominating and Corporate Governance Committee or the Board. If the Board accepts such resignation, then the Board may fill the vacancy resulting from that resignation or may reduce the number of directors that constitutes the entire Board so that no vacancy exists.

Proposal 2. Ratification of Appointment of Independent Auditor for 2023

The ratification of PricewaterhouseCoopers LLP as our independent auditor for the year ending December 31, 2023 requires the affirmative vote of a majority of the votes entitled to be cast and present virtually or represented by proxy at the Annual Meeting. Abstentions will be deemed present and, therefore, will count as votes against this proposal. Because this proposal is considered a routine matter, discretionary votes by brokers will be counted.

Proposal 3. Approval of 2022 Executive Compensation on an Advisory Basis

The approval, on an advisory basis, of our 2022 executive compensation requires the affirmative vote of a majority of the votes entitled to be cast and present virtually or represented by proxy at the Annual Meeting. Abstentions will be deemed present and, therefore, will count as votes against this proposal. Broker non-votes will have no effect on the outcome of this proposal, since broker non-votes are not counted as "votes entitled to be cast."

Proposal 4. Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

The approval, on an advisory basis, of the frequency of future advisory votes on executive compensation requires the affirmative vote of a majority of the votes entitled to be cast and present virtually or represented by proxy at the Annual Meeting. However, because this proposal has four choices, it is possible that no choice will receive an affirmative vote of a majority of the shares of Sealed Air common stock entitled to be cast on this proposal and present virtually or represented by proxy. Therefore, the Board will consider the choice that receives the highest number of votes as the choice supported by our stockholders. Abstentions will be deemed present and, therefore, will count as votes against this proposal. Broker non-votes will have no effect on the outcome of this proposal, since broker non-votes are not counted as "votes entitled to be cast."

Stockholder Proposals and Business for 2024 Annual Meeting

Stockholder Proposals for Inclusion in the 2024 Proxy Statement

In order for stockholder proposals for the 2024 Annual Meeting of Stockholders to be eligible for inclusion in the Company's Proxy Statement and form of proxy card for that meeting, we must receive the proposals in proper written form at our corporate headquarters, 2415 Cascade Pointe Boulevard, Charlotte, North Carolina 28208, directed to the attention of the Corporate Secretary, no later than December 8, 2023. In addition, all proposals will need to comply with Rule 14a-8 of the Securities Exchange Act of 1934, which sets forth the requirements for the inclusion of stockholder proposals in our Company proxy materials.

Stockholder Director Nominations for Inclusion in the 2024 Proxy Statement

We have adopted a proxy access right to permit, under certain circumstances, a stockholder or a group of stockholders to include in our annual meeting Proxy Statement director candidates whom they have nominated. These proxy access provisions in our Bylaws provide, among other things, that a stockholder or group of up to 20 stockholders seeking to include director candidates in our annual meeting Proxy Statement must own, in the aggregate, at least 3% of the Company's outstanding common stock continuously for at least the previous three years. The number of stockholder-nominated candidates appearing in any meeting Proxy Statement cannot exceed the greater of 20% of our Board or two directors. Stockholder(s) and the nominee(s) must satisfy the other requirements outlined in our Bylaws. Notice of proxy access director nominees must be received in proper written form at our corporate headquarters, 2415 Cascade Pointe Boulevard, Charlotte, North Carolina 28208, directed to the attention of the Corporate Secretary, no earlier than December 20, 2023 and no later than January 19, 2024. Please refer to our Bylaws for the complete proxy access requirements.

Stockholder Director Nominations and Other Stockholder Proposals for Presentation at the 2024 Annual Meeting But Not Included in the 2024 Proxy Statement

Our Bylaws set forth the procedures you must follow in order to nominate a director for election or to present any other proposal at an annual meeting of our stockholders, other than nominations or proposals intended to be included in our Company proxy materials. In addition to any other applicable requirements, for director nominations or other business to be properly brought before the 2024 Annual Meeting by a stockholder, the stockholder must have given us timely notice thereof in proper written form, including all required information, at our corporate headquarters, 2415 Cascade Pointe Boulevard, Charlotte, North Carolina 28208, directed to the attention of the Corporate Secretary, between January 19, 2024 and February 18, 2024. Please refer to our Bylaws for the requirements.

We have posted a copy of our Amended and Restated Bylaws on our website at *https://ir.sealedair.com/corporate-governance/highlights*.

Delivery of Documents to Security Holders Sharing an Address

SEC rules permit us to deliver a single copy of our 2022 Annual Report to Stockholders and this Proxy Statement, or one Notice of Internet Availability of Proxy Materials, to two or more stockholders who share an address, unless we have received contrary instructions from one or more of the security holders. This delivery method, which is known as "householding," can reduce our expenses for printing and mailing. Any stockholder of record at a shared address to which a single copy of the documents was delivered may request a separate copy of the 2022 Annual Report to Stockholders and this Proxy Statement, or a separate Notice of Internet Availability of Proxy Materials, as applicable, by (a) calling Shareholder Services at 1-704-503-8841, (b) sending a letter to us at Shareholder Services, 2415 Cascade Pointe Boulevard, Charlotte, North Carolina 28208, or (c) sending us an e-mail at *investor.relations@sealedair.com*. Stockholders of record who wish to receive separate copies of these documents in the future may also contact us as stated above. Stockholders of record who share an address and are receiving multiple copies of our annual reports to stockholders and proxy statements, or of our Notices of Internet Availability of Proxy Materials, may contact us as stated above to request delivery of a single copy of such documents. Stockholders who hold their shares in "street name" and who wish to obtain copies of these proxy materials should follow the instructions on their voting instruction forms or contact the holders of record.

Other Matters

We will pay all expenses of preparing, printing and mailing, and making available over the Internet, these proxy materials, as well as all other expenses of soliciting proxies for the Annual Meeting on behalf of the Board of Directors. Georgeson LLC will solicit proxies by personal interview, mail, telephone, facsimile, e-mail, Internet or other means of electronic transmission and will request brokerage houses, banks, and other custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of common stock held of record by these persons. We will pay a fee of $18,000 to Georgeson LLC for its services and will reimburse it for payments made to brokers and other nominees for their expenses in forwarding soliciting material. In addition, certain of our directors, officers and employees, who will receive no compensation in addition to their regular salary or other compensation, may solicit proxies by personal interview, mail, telephone, facsimile, e-mail, Internet or other means of electronic transmission.

On behalf of the Board of Directors,

Angel S. Willis
Vice President, General Counsel and Secretary

Charlotte, North Carolina
April 6, 2023

Annex A —Reconciliation of GAAP and Non-GAAP Financial Measures

This Proxy Statement contains information regarding Adjusted EBITDA, Adjusted EPS and free cash flow, which are non-U.S. GAAP financial measures used by the Company. Non-U.S. GAAP information does not purport to represent any similarly titled U.S. GAAP information and is not an indicator of our performance under U.S. GAAP. You are cautioned against placing undue reliance on these non-U.S. GAAP financial measures. Further, you are urged to review and consider carefully the adjustments made by management to the most directly comparable U.S. GAAP financial measure to arrive at these non-U.S. GAAP financial measures.

Adjusted EBITDA

We define Adjusted EBITDA as Earnings before Interest Expense, Taxes, Depreciation and Amortization, adjusted to exclude the impact of certain specified items ("Special Items"). Management uses Adjusted EBITDA as one of many measures to assess the performance of the business. Additionally, Adjusted EBITDA is the performance metric used by the Company's chief operating decision maker to evaluate performance of our reportable segments. The following table shows a reconciliation of U.S. GAAP Net Earnings from continuing operations to non-U.S. GAAP Consolidated Adjusted EBITDA from continuing operations:

	Year Ended December 31,	
(In millions)	2022	2021
Net earnings from continuing operations	$ 491.3	$ 491.2
Interest expense, net	162.3	167.8
Income tax provision	238.0	225.0
Depreciation and amortization, net of adjustments	236.8	232.2
Special Items:		
Restructuring charges	12.1	14.5
Other restructuring associated costs	9.3	16.5
Foreign currency exchange loss due to highly inflationary economies	8.8	3.6
Loss on debt redemption and refinancing activities	11.2	18.6
Impairment loss/fair value (gain) on equity investments, net	30.6	(6.6)
Impairment of debt investment	—	8.0
Charges related to acquisition and divestiture activity	3.1	2.6
Gain on sale of Reflectix	——	(45.3)
Other Special Items	6.7	3.5
Pre-tax impact of Special Items	81.8	15.4
Non-U.S. GAAP Consolidated Adjusted EBITDA from continuing operations	**$1,210.2**	**$1,131.6**

Adjusted Net Earnings and Adjusted Earnings Per Share

Adjusted Net Earnings and Adjusted Earnings Per Share ("Adjusted EPS") are also used by the Company to measure total company performance. We define Adjusted Net Earnings as U.S. GAAP net earnings from continuing operations excluding the impact of Special Items. Adjusted EPS is defined as our Adjusted Net Earnings divided by the number of diluted shares outstanding. The following table shows a reconciliation of U.S. GAAP Net Earnings and Diluted Earnings per Share from continuing operations to non-U.S. GAAP Adjusted Net Earnings and Adjusted EPS from continuing operations:

| | Year Ended December 31, | | | |
| | 2022 | | 2021 | |
(In millions, except per share data)	Net Earnings	Diluted EPS	Net Earnings	Diluted EPS
U.S. GAAP net earnings and diluted EPS from continuing operations	**$491.3**	**$ 3.33**	**$491.2**	**$ 3.22**
Special Items[1]	113.7	0.77	49.6	0.33
Non-U.S. GAAP adjusted net earnings and adjusted diluted EPS from continuing operations	**$605.0**	**$ 4.10**	**$540.8**	**$ 3.55**
Weighted average number of common shares outstanding – Diluted		**147.4**		**152.4**

[1] Includes pre-tax Special Items, less Tax Special Items and the tax impact of Special Items as shown in the table below.

| | Year Ended December 31, | |
(In millions, except per share data)	2022	2021
Pre-tax impact of Special Items	**81.8**	**15.4**
Tax impact of Special Items and Tax Special Items	31.9	34.2
Net impact of Special Items	**$113.7**	**$ 49.6**
Weighted average number of common shares outstanding – Diluted	**147.4**	**152.4**
(Loss) per share impact from Special Items	**$ (0.77)**	**$ (0.33)**

Free Cash Flow

In addition to net cash provided by operating activities, we use free cash flow as a useful measure of performance and an indication of the strength and ability of our operations to generate cash. We define free cash flow as cash provided by operating activities less capital expenditures (which is classified as an investing activity). Free cash flow does not represent residual cash available for discretionary expenditures, including certain debt servicing requirements or non-discretionary expenditures that are not deducted from this measure. The following table shows a reconciliation of U.S. GAAP Cash flow provided by operating activities to non-U.S. GAAP free cash flow:

(In millions)	Year Ended December 31, 2022
Cash flow provided by operating activities	$ 613.3
Capital expenditures	(237.3)
Non-U.S. GAAP free cash flow	**$ 376.0**

Sealed Air®

 Sealed Air®